As filed with the Securities and Exchange Commission on February 9, 2015

Registration No. 333-198198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

To

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BOSTON THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	27-0801073
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1750 Elm Street, Suite 103
Manchester, NH 03104
603-935-9799
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Platt, Ph.D.
Chief Executive Officer and Chairman
1750 Elm Street, Suite 103
Manchester, New Hampshire 03104
(603) 935-9799
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry I. Grossman, Esq.
Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, New York 10105
Phone: (212) 370-1300
Fax: (212) 370-7889
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common stock, par value $0.001 per share	$3,000,000	$386.40 (3)

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)
Pursuant to Rule 416 under the Securities Act, the number of shares of common stock registered hereby shall also include an indeterminate number of additional shares of common stock issuable as a result of stock splits, stock dividends, recapitalizations, reorganizations or similar transactions.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject to Completion, dated February 9, 2015

Up to 6,521,739 Shares
Common Stock

We are offering, on a “best efforts” basis, 6,521,739 shares of our common stock, par value $0.001 per share for gross proceeds of up to $3 million.

This is a best-efforts, self-underwritten offering. There is no requirement to sell any specific number or dollar amount of securities and we may sell less than $3 million of our common stock. Our officers will use their best efforts to sell the securities offered. We will pay all expenses incurred in this offering.  We will conduct one closing for the sale of our securities pursuant to this offering. We reserve the right to utilize the services of FINRA-registered investment banks as finders for potential investors in this offering, for which we will pay market standard fees. Unless we utilize the services of a FINRA-registered investment bank, proceeds that we receive from this offering will not be placed into escrow.

    The assumed number of shares offered hereby as reflected in this prospectus is based on the last reported sale price of our common stock on February 5, 2015.  However, this final public offering price will be a negotiated price and the final number of shares offered hereby will be based on such negotiated offering price.

    There is no minimum number of shares that we must sell in this offering. As a result, the actual amount of gross proceeds from the sale of shares, if any, might not be sufficient to cover the expenses of the offering or our near or longer term working capital.

    Our common stock is traded on the OTCQB Marketplace, operated by the OTC Markets Group, under the symbol “BTHE”. On February 5, 2015, the last reported market price of our shares of common stock was $0.46.

    Investing in our common stock involves substantial risk. In reviewing this prospectus, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 10.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect that delivery of the securities being offered pursuant to this prospectus will be made to purchasers on or about [   ], 2015.

The date of this prospectus is   , 2015

TABLE OF CONTENTS

Page
Prospectus Summary	1
Risk Factors	11
Cautionary Note Regarding Forward-Looking Statements	34
Use Of Proceeds	36
Dividend Policy	36
Market For Common Equity And Related Stockholder Matters	37
Capitalization	39
Dilution	40
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations	41
Business	45
Management	63
Certain Relationships And Related Party Transactions	72
Description Of Securities	76
Shares Available For Future Sale	80
Plan Of Distribution	82
Legal Matters	83
Experts	83
Where You Can Find More Information	83
Index To Financial Statements	F-1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information or to make any representations about us, the securities being offered pursuant to this prospectus or any other matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. This prospectus will be updated and made available for delivery to the extent required by the federal securities laws.

This prospectus includes estimates, statistics and other industry data that we obtained from industry publications, research, surveys and studies conducted by third parties and publicly available information. Such data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. This prospectus also includes data based on our own internal estimates. We caution you not to give undue weight to such projections, assumptions and estimates.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements. Unless the context otherwise requires, references contained in this prospectus to the “Company,” “we,” “us,” or “our” refers to Boston Therapeutics, Inc., a Delaware corporation.

Overview

We are a clinical-stage pharmaceutical company focused on the development, manufacture and commercialization of carbohydrate-based therapeutic drugs and dietary supplements designed to address blood sugar management and inflammatory diseases in a safe and efficient manner.

Currently, our lead pharmaceutical drug candidates are:

•	BTI-320, a non-systemic, carbohydrate-based compound designed to reduce post-meal elevation of blood glucose levels in Type 2 diabetic patients; and

•	IPOXYN, a carbohydrate-based, injectable drug intended to prevent necrosis, or cell death, and to treat hypoxic conditions, such as diabetic foot ulcers and other vascular complications.

Following Phase II clinical trial results reported in 2013 and the recent Phase IIb clinical trial concluded in October 2014, the U.S. Food and Drug Administration, or the FDA, accepted the Investigational New Drug Application (or IND) we filed for BTI-320 to treat Type 2 diabetes and weight management. Joslin Diabetes Center in Boston will serve as the lead clinic for the multi-center, multi-country trial expected to commence in the first quarter of 2015. The trial is expected to enroll up to 360 patients in the 24 week study which is being designed as a randomized, placebo-controlled, double blind international multi-center study with two treatment arms. The primary efficacy endpoint of the trial is the mean change in HbA1c levels from baseline at 24 weeks and will be conducted at a number of international centers located in the U.S., Europe, Asia and Australia.  Development of IPOXYN is in the pre-clinical planning stage.

     In addition, we currently sell SUGARDOWN®, a non-systemic, carbohydrate-based dietary supplement designed to support healthy blood glucose levels, over the Internet and by purchase order.

Novelty of Complex Carbohydrate Science

Carbohydrate molecules, which are essential to the transmission and recognition of cellular information, have been shown to play an important role in major diseases including cancer, cardiovascular disease, Alzheimer’s disease, inflammatory disease and viral infections.  We believe this offers a largely untapped area for treatment by utilizing:

•	in the case of BTI-320 and SUGARDOWN®, modified mannan (a polymer found in plants) to lower the rise in post-prandial blood glucose (PPG, or post-meal blood sugar); and

•	in the case of IPOXYN, hemoglobin as modified by carbohydrate chemistry to deliver oxygen to cells in a necrosis or hypoxic condition.

We use naturally occurring, readily-available plant materials as starting material to create proprietary complex carbohydrates with specific molecular weights and other pharmaceutical properties. These complex carbohydrate molecules are then formulated into acceptable pharmaceutical formulations.  Using these novel carbohydrate-based candidate compounds that largely bind and inhibit enzymes, we are undertaking the focused pursuit of developing therapies for diabetes and other serious diseases in which enzymes have a demonstrated role in causing the disease.

Our management team, including most notably our Chairman and Chief Executive Officer David Platt, Ph.D., has played a leading role in the development of complex carbohydrate science and a pipeline of carbohydrate-based therapeutics to address a variety of unmet medical needs.  We believe this expertise is particularly valuable as we progress the clinical development of our products and work to expand market awareness and sales of SUGARDOWN®.

BTI-320 and SUGARDOWN® Mechanisms of Action

Diabetes is a chronic disease in which a patient’s inability to produce the hormone insulin in sufficient amounts or at all leads to high levels of glucose in the blood stream, which in turn can cause complications such as heart, kidney and retina disease. The modified mannan in BTI-320 tablets works to lower the rise in post-meal blood glucose in several ways.  First, it binds to long-chain starch polysaccharides in food and to the digestive enzymes that cleave these large sugars into glucose.  Second, it temporarily coats the inside of the small intestine to slow the absorption of glucose. Together, these mechanisms have been shown to lower the rate of absorption of glucose from the small intestine into the blood.

BTI-320 is intended to reduce the amount of glucose available for absorption into the bloodstream.  Most anti-diabetes drugs, also called hypoglycemic drugs, force blood sugar levels down systemically by targeting organs such as the pancreas and the body’s cells, increasing the risk of side effects as has been evidenced in recent FDA findings.  In contrast, BTI-320 targets enzymes in the mouth and small intestine to reduce the uptake of glucose during the digestion of carbohydrate foods.  We believe this preemptive, non-systemic approach to blood sugar management provides for a stronger safety profile.  The BTI-320 profile is enhanced due to its GRAS (Generally Regarded as Safe) classification.  SUGARDOWN® has a similar mechanism of action.

In February 2013, we reported positive results from a Phase II clinical study conducted at Dartmouth-Hitchcock Medical Center, or the Dartmouth study, that evaluated the safety and efficacy of BTI-320.  The study evaluated BTI-320 in 24 patients with Type 2 diabetes between the ages of 18 and 75 with a body mass index (BMI) of 25-40 kg/m2 and with a HbA1c (a lab test that shows the average level of blood glucose over the previous three months) of less than or equal to 9 percent.  The primary endpoint of this study was to demonstrate a minimum reduction of incremental area under the curve (AUC) of post-meal blood glucose by 20%.

In this study, forty-five percent (45%) of patients responded positively with a forty percent (40%) reduction of post-meal glucose in the blood compared to baseline in a dose-dependent manner.  Additionally, results showed the effect of BTI-320 does not correlate with duration of diabetes, and worked regardless of concurrent diabetes medications. There was no severe hypoglycemia (low blood sugar episodes), gastrointestinal side effects were mild and satiety (fullness) was observed. In the article published in the July/August 2013 issue of the peer reviewed journal, Endocrine Practice, there were no serious adverse events (SAEs) from the data analysis of the open-label dose escalation crossover trial on patients with Type 2 diabetes.

In 2012, we conducted a clinical study at the University of Sydney in Australia that showed the post-meal incremental area under the curve (iAUC) for glucose and insulin were significantly lower following consumption of SUGARDOWN® prior to a high carbohydrate meal of rice in a dose-dependent manner.  This resulted in a reduction of up to 61 percent in post-meal elevation of blood glucose compared with the rice consumed alone.  On average, there was a 32 percent reduction in the post-meal iAUC for glucose and a 24 percent reduction in post-meal insulin response for the volunteers in the study. No severe adverse effects were reported or observed during the study. SUGARDOWN® was tested in healthy, but overweight, adults with a mean body mass index (BMI) value of 27.3 kg/m2.  This clinical study indicated that SUGARDOWN® can maintain healthy glucose levels even after meals, when sugar tends to spike.

In October 2014, we reported results from a Phase IIb study of BTI-320 in patients with Type 2 diabetes conducted in the U.S. by Accumed Research Associates.  The trial enrolled 23 patients with Type 2 diabetes diagnosed for at least one year and who were on a stable daily dose of Metformin for at least three months.  The patients were administered BTI-320 and Metformin using a randomized, double-blind, placebo-controlled, dose-ranging, three-way cross-over study design.  Of the 23 patients that completed the trial, 15 patients did not respond to the rice test meal for unexplained reasons.  The remaining eight patients responded to BTI-320 with up to a 34% reduction in post meal blood glucose levels.  Patients were given one to two BTI-320 tablets, half of the dose of the Dartmouth study and one third the dose of the University of Sydney trial.  The results of the trial showed BTI-320 as safe and well tolerated, with no adverse events reported and provided information on different patient populations to be used to design the proper protocols for the clinical trial planned for 2015.

IPOXYN and OXYFEX

IPOXYN is a carbohydrate-based, injectible solution that can potentially prevent necrosis, or cell death, and treat hypoxic conditions such as diabetic foot ulcers and other vascular complications of diabetes.  IPOXYN, a blood substitute, has a very broad range of potential applications, including but not limited to, tissue death prevention, wound healing, traumatic blood loss, traumatic brain injury, stroke, cancer, surgery, transplant and anemia.  In addition, since donated human blood needs refrigeration and has a shelf life of less than one month, IPOXYN can serve as an adjunct to or replacement for donated blood in trauma and surgery cases when there are human blood supply deficiencies.

Hypoxia is a condition in which cells lack sufficient oxygen supply to support metabolic function.  As evidenced by the well-established record of data relating to similar products, the IPOXYN carbohydrate molecule contains oxygen rechargeable iron which picks up oxygen in the lungs, is 5,000 times smaller than a red blood cell (or RBC), and can reach hypoxic tissue more effectively than RBCs. IPOXYN is stable at room temperature, has a five year shelf life and requires no blood type matching.  We plan to introduce this product in clinical trials for hypoxic medical conditions.  We are also developing OXYFEX, a veterinary analog to IPOXYN.

IPOXYN and OXYFEX consist of a stabilized glycoprotein composition containing oxygen-rechargeable iron, targeting both human and animal tissues and organ systems deprived of oxygen and in need of metabolic support. We have not conducted any clinical trials to confirm the efficacy of, or filed any applications with the FDA with respect to, IPOXYN.  We are in the process of developing IPOXYN for pre-clinical studies, in order to conduct clinical trials and to file applications with the FDA as applicable.  We expect to file an IND application with the FDA in 2015, provided we obtain adequate funding.  We expect to have access to the pilot-scale manufacturing facility of a third party with adequate capacity to produce IPOXYN for clinical trials and market introduction following European Medicines Evaluation Agency (or EMEA) approval. We intend to utilize manufacturing facilities that we believe are fully compliant with Good Manufacturing Practices (GMP) only, as required by the regulatory authorities in Europe or the United States.

Business Strategy

Our business strategy primarily consists of the following:

•
to advance our leading clinical stage drug candidates, BTI-320 and IPOXYN, through regulatory approvals in the United States, Asia and the European Union and, if successful, to commercialize BTI-320 and IPOXYN either on our own or with one or more strategic partners in the U.S. and/or outside of the U.S.; and

•	to drive brand awareness and increase sales of SUGARDOWN® in North America and globally in 2015 and beyond and to further study the potential beneficial characteristics of SUGARDOWN®.

We intend to continue to establish and implement clinical development programs that add value to our business in the shortest period of time possible and to seek strategic partners when a program becomes advanced and requires additional resources. We intend to continue focusing our expertise and resources to develop novel formulations, and to leverage development partnerships to apply our complex carbohydrate chemistry design in other medical indications. We may seek to enter into licensing, co-marketing, or co-development agreements across different geographic regions, in order to avail ourselves of the marketing expertise of one or more seasoned marketing and/or pharmaceutical companies. Our strategy is to leverage considerable industry experience, expertise in complex carbohydrate chemistry and clinical development experience to continue to identify, develop and commercialize product candidates with strong market potential that can fulfill unmet medical needs in the treatment of diabetes and inflammatory diseases. We plan to further develop new and proprietary drug candidates to provide improved efficacy and safety by using novel development pathways specific to each candidate.

A core part of our strategy relies upon creating safe and efficacious drug formulations that can be administered as standalone therapies or in combination with existing medications. We believe we utilize a novel approach that is expected to create safe and efficacious drug formulations that can be combined with existing therapies and potentially deliver valuable products in areas of high unmet medical needs. In 2014, we assembled a scientific advisory board consisting of scientists with both academic and corporate research and development experience that will provide leadership and counsel in the scientific, technological and regulatory aspects of our current and future projects.  In addition, we have assembled a medical advisory board consisting of leading physicians and key opinion leaders who have participated in relevant clinical studies and who will guide us through ongoing clinical trial programs.  Our scientific and medical advisory boards consist of some of the leading scientists, medical doctors and professionals in the carbohydrate and diabetes fields.

We believe that our highly experienced drug development leadership provides us with a significant competitive advantage in designing highly efficient clinical programs to deliver valuable products in areas of high unmet medical needs.

Marketing of SUGARDOWN®

To date, our marketing plan for SUGARDOWN® has been to out-license marketing rights to strategic partners in their jurisdictions of expertise.  To that end, in June 2011, we entered into an agreement with Advance Pharmaceutical Co. Ltd., our Hong Kong-based strategic partner that is also a significant stockholder of ours, to develop markets for SUGARDOWN® in Hong Kong, China and Macau.  In November 2014, we agreed to expand their marketing agreement to include 12 additional countries: Korea, Taiwan, Singapore, Thailand, Malaysia, Vietnam, Philippines, Myanmar, Indonesia, Laos, Brunei and Cambodia.  In May 2013, we engaged with American Medical Supplies to develop markets for SUGARDOWN® in Egypt and Saudi Arabia. In May 2014, we entered into a strategic marketing agreement with Benchworks SD, LLC, (Benchworks) a leading branding and marketing agency, aimed at driving brand awareness and growing sales of SUGARDOWN® among the large pre-diabetic population in North America.  The agreement grants Benchworks the exclusive right to promote, market, sell and distribute SUGARDOWN® in North America for an initial term of one year, subject to extension in accordance with the terms of the Agreement.  Benchworks is responsible for and bears the expense for marketing and commercializing SUGARDOWN®, including the creation and payment for marketing, creative and promotional materials.

Drug Development Status

BTI-320 is our lead product candidate and is currently in Phase II clinical development. We have not initiated any trials or filed any applications with the United States Food and Drug Administration (or FDA) for IPOXYN. We expect to begin a multi-center, multi-country clinical trial for BTI-320 in 2015 and further development studies for IPOXYN in 2015.

BTI-320

In March 2014, following the successful results of the Dartmouth study, we received Institutional Review Board (IRB) approval to initiate a clinical study of BTI-320 in the United States.  In October 2014, we completed a Phase II trial in the United States and are currently undergoing an additional Phase II trial in France.  These trials were designed to build upon the results from our Dartmouth study for BTI-320. In the Dartmouth study, BTI-320 was well tolerated in patients taking various anti-diabetic agents, including Metformin.  The recent clinical trial in the U.S. showed BTI-320 was safe and well tolerated with no adverse events reported.  The FDA has accepted an IND we filed for BTI-320 to treat Type 2 Diabetes and weight management.  We plan to commence a multi-center, multi-country clinical trial for BTI-320 in 2015.

IPOXYN

We believe IPOXYN is a safe and effective intervention for reversing acute hypoxia, fulfilling an unmet clinical need; and that IPOXYN can alleviate acute deficiency of oxygen and avert further life threatening complications and muscle and tissue death which can result from a sustained deficiency of oxygen. Our belief about the safety and efficacy of IPOXYN is based on preliminary good laboratory practices (GLP) testing of a material bio-similar to IPOXYN, where it was found that such bio-similar formulation had no material toxicity on a small group of animals. We understand that this testing of GLP produced bio-similar materials or, for that matter, pre-clinical testing, will not necessarily predict levels of toxicity and efficacy in humans. However, if clinical trials ultimately support this belief, in many clinical situations IPOXYN could become a significant new management tool to moderate the inconsistencies of RBC transfusion.

In addition to the expansive and broad application development in the field of human medical management, we envision a sizable market in the veterinary field and expect to make a registration filing for this market as soon as we can complete pre-clinical safety and efficacy studies. Clinical safety and efficacy studies under Good Manufacturing Practices have not yet been initiated.

Preliminary data from animal testing conducted by third parties suggests successful use of IPOXYN in hypoxia and critical anemic situations, where hypoxic conditions were critical to animal survival. Early experiments with dogs suggest intervention with IPOXYN will significantly improve survival in induced canine anemia models. This veterinary treatment of canine anemia will be our first target for seeking early regulatory approval in the European Union. As there is substantial commonality between the metabolic functions of humans and other mammals, animal testing becomes a starting point for many clinical development programs that can directly translate into clinical development programs for humans. The third party testing described here was conducted by a company that developed a bio-similar product to IPOXYN. Testing included repeated intravenous infusions of the product in dogs that was reported in well documented literature and regulatory filings, and the testing did not result in reported mortality/morbidity of the subject animals. Reports concerning anemic dogs infused with the bio-similar product showed increased plasma hemoglobin levels resulting in an increase of the oxygen carrying capacity of the treated animals. We have no agreements with the third party that conducted these toxicity tests, or its successors.

Market Opportunity

Diabetes

According to the International Diabetes Federation, in 2013, 382 million people worldwide are living with diabetes and that number is projected to increase to 592 million by 2035. In the United States alone, the Center for Disease Control estimated that there were 26 million people living with diabetes and an estimated 79 million people who were pre-diabetic in 2011. Standard therapies for diabetes include physician recommended diet and exercise, oral hypoglycemic drugs such as Metformin for Type 2 diabetes and insulin injection regimens for people with Type 1 diabetes. The objective of each is to maintain a daily blood glucose level range recommended by a physician. Each of the current therapies alone has its limitations including numerous side effects.

According to Standard & Poor’s, the diabetes drug market is estimated to be $35 billion and is on pace to grow to more than $58 billion by 2018. Pharmaceutical companies have been investigating new approaches to treating diabetes and market value has been maintained in the industry due to the introduction of these new products. We believe that BTI-320 represents a near-term commercial opportunity in a large and growing diabetes market. BTI-320 is pharmacologically differentiated from commercially available Postprandial (post meal) Glucose (PPG) drugs.

Many patients with diabetes have suboptimal relief with the use of the above therapies alone or in combination with each other. In addition, other types of PPGs are only effective by themselves in the early stages of impaired glucose tolerance. Our BTI-320 oral formulation is a new class of drug for the treatment of Type 2 diabetes. Human testing to date has shown that it is safe and non-systemic with a benign side effect profile that will be used for the treatment of diabetes. We believe BTI-320 has the potential to be an adjunctive therapy when combined with Metformin, the most prescribed diabetes drug in the U.S. with 50 million prescriptions annually, and represents a compelling value creation opportunity.

Hypoxia

Our injectable drug candidate, IPOXYN, will potentially compete with existing therapies for the treatment of hypoxia or anti-necrosis that according to Global Industry Analysts, Inc. has a global market opportunity of $1 billion. Hypoxia is a condition in which cells lack sufficient oxygen supply to support metabolic function. The standard therapy for acute anemia resulting from blood loss is infusion of RBCs mainly from supplies of donated blood. For prophylactic or long-term treatment of anticipated or chronic anemia, medications that stimulate the creation of new RBCs are frequently used.

Presently, there is no substitute for human blood to deliver oxygen to the body; and transfusions involve certain risks and limitations. The standard therapy for reversing hypoxia is blood infusion, RBCs or hyperbaric oxygen. Hyperbaric medicine or hyperbaric oxygen therapy (HBOT) is a medical term for using oxygen at a level higher than atmospheric pressure. The HBOT treatment can only be done at a medical facility and each session can cost from $200 to more than $1,000. For decades, oxygen carriers have been developed for perfusion and oxygenation of ischemic tissue; none have yet succeeded in becoming an artificial blood component or blood substitute. These products were either blood-derived elements, synthetic perfluorocarbons, or red blood cell modifiers. According to a Brown University study, there is a global shortage of transfusion suitable blood of 110 million units, and the need for blood is rising 6-7% annually.  IPOXYN, a blood substitute, has a very broad range of potential applications, including but not limited to, tissue death prevention, wound healing, traumatic blood loss, traumatic brain injury, stroke, cancer, surgery, transplant and anemia.

Key Strengths

We believe that our key differentiating elements include:

•
Focus on novel therapeutic opportunities provided by carbohydrates: We are focused on development of carbohydrate-based compounds to better manage blood glucose and anti-necrosis or hypoxia therapeutics. As a result of its structural complexity, carbohydrates have not received as much scientific attention as nucleic acids and proteins. Carbohydrate-based therapeutics have proven to be efficacious and safe, while elimination many common side effects from other types of drugs.

•
Experienced management: Our Chief Executive Officer and Chairman, David Platt, Ph.D., is a chemical engineer, a pioneer in designing drugs made from carbohydrates, and has more than 30 years of experience in the development of therapeutic drugs. He is the inventor or co-inventor on a number of patents. He has been involved in the FDA approval process for several drugs, and we anticipate that his expertise will be critical as we develop our product candidates through clinical trials and FDA approval process. We are the third company founded by Dr. Platt. The first two are International Gene Group, which later became Prospect Therapeutics, and is now known as LaJolla Pharmaceuticals (Nasdaq: LJPC), and Pro-Pharmaceuticals (now Galectin Therapeutics) (Nasdaq: GALT). LJPC is applying its carbohydrate-based technologies in cancer and chronic kidney disease and GALT is focused on liver fibrosis and cancer. Their core technologies were either developed or co-developed by Dr. Platt. Our Chairman and Chief Executive Officer, David Platt, has been a leading pioneer in the area of complex carbohydrates for over 30 years and has significant experience developing pharmaceutical drug candidates. Furthermore, we assembled a scientific advisory board consisting of scientists with both academic and corporate research and development experience that will provide leadership and counsel in the scientific, technological and regulatory aspects of our current and future projects.  In addition, we have assembled a medical advisory board consisting of leading physicians and key opinion leaders who have participated in relevant clinical studies and who will guide us through ongoing clinical trial programs.  Our scientific and medical advisory boards consist of some of the leading scientists, medical doctors and professionals in the carbohydrate and diabetes fields.

•
Products are differentiated and address significant unmet needs: Both of our lead product candidates, BTI-320 and IPOXYN, are well-differentiated diabetes-related formulations that address significant unmet medical needs.  Diabetes management, including sugar management and treatment of inflammatory diseases, remains a critical area of unmet need. Increasingly, patients, physicians and the media are highlighting the deficiencies of current diabetes-related therapies and the growing population of affected individuals.

•
A multiple product portfolio with a balanced risk reward profile:  We have two lead product candidates and a dietary supplement product currently generating revenue with what we believe are significant growth prospects.  We have also begun to develop a pipeline of additional carbohydrate-based therapeutics.  Accordingly, we believe that the revenues we generate from our advanced products and drug candidates will offset costs related to developing our existing and future pipeline.

•
Efficient development strategy: We believe that the FDA’s 505(b)(2) regulatory pathway for IPOXYN and its veterinary analog, OXYFEX, lowers the risk of drug development of these drug candidates.  Our strategy of combining these drugs, once approved, with novel delivery methods and pharmaceutical compositions is expected to significantly reduce clinical development time and costs and lowers regulatory risks, while delivering valuable products in areas of high unmet need to the market place.

Risks Associated with Our Business

Our business is subject to numerous significant risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read and carefully consider these risks, together with the risks set forth under the section entitled “Risk Factors” and all of the other information in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our common stock. If any of the risks discussed in this prospectus actually occur, our business, financial condition or operating results could be materially and adversely affected. In particular, our risks include, but are not limited to, the following:

•	We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	We are a company with limited operating history which makes it difficult to evaluate our current business and future prospects.

•
We will require additional financing to implement our business plan, which may not be available on favorable terms or at all, and we may have to accept financing terms that would adversely affect our stockholders.

•	Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our drug candidates and dietary supplements.

•	Our products are based on novel, unproven technologies.

•
Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

•	We may be unable to commercialize our drug candidates or expand awareness and sales of our dietary supplement SUGARDOWN®.

•
Our success depends upon our ability to retain key executives and to attract, retain, and motivate qualified personnel and direction and the loss of these persons could adversely affect our operations and results.

•	We will need regulatory approvals to commercialize our products as drugs.

•	Our competitive position depends on protection of our intellectual property.

•
The market for our proposed products is rapidly changing and competitive, and new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

•
We may become involved in lawsuits to protect or enforce patents that may issue to us, that we may acquire, or may license in the future or other intellectual property, which could be expensive, time-consuming and ultimately unsuccessful.

•	The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

•	We have a limited market for our common stock, which makes our securities very speculative.

•	You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

•	Our management will have broad discretion in how we use the net proceeds of this offering.

Corporate Information

We were formed on August 24, 2009 as a Delaware corporation under the name of Avanyx Therapeutics, Inc.  Initially, we focused on our IPOXYN drug candidate.  On November 10, 2010, we entered into an Agreement and Plan of Merger with Boston Therapeutics, Inc., a New Hampshire corporation, which added the BTI-320 drug candidate to our pipeline.  The transaction provided for (i) the merger of the New Hampshire entity into our company, with our company being the surviving entity, (ii) the issuance by us of 4,000,000 shares of common stock to the stockholders of the New Hampshire entity as consideration for 100% of the outstanding common stock of the New Hampshire, and (iii) the change of our corporate name to Boston Therapeutics, Inc.

Our principal executive offices are located at 1750 Elm Street, Suite 103, Manchester, NH 03104 and our telephone number is (603) 935-9799.

The Offering

Securities Offered	6,521,739 shares of our common stock on a “best efforts” basis for up to $3 million of gross proceeds.
Offering Price

The assumed number of shares offered hereby as reflected in this prospectus is based on the last reported sale price of our common stock on February 5, 2015.  However, this final public offering price will be a negotiated price and the final number of shares offered hereby will be based on such negotiated offering price.

Common Stock Outstanding Before the Offering	38,556,508 shares (1)
Common Stock Outstanding After the Offering	45,078,247 shares of our common stock assuming the maximum offering amount is sold.

No Minimum Offering;	There is no minimum amount required for us to close this offering and we may raise substantially less than the $3 million in common stock offered hereby.

Use of Proceeds
We intend to use the net proceeds from this offering for continued development of our product pipeline, including continuing Phase II clinical trials of BTI-320 and to initiate pre-clinical studies of IPOXYN, and for general working capital purposes. See “Use of Proceeds.”

Risk Factors
Investing in our common stock involves substantial risk. See the section captioned “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

OTCQB Marketplace Symbol	Our common stock currently trades on the OTCQB Marketplace under the symbol “BTHE.”

(1)           Does not include (i) outstanding stock options to purchase an aggregate of 6,483,400 shares of common stock pursuant to our 2010 and 2011 stock option plans with a weighted average exercise price of $0.47 or (ii) outstanding warrants to purchase an aggregate of 12,424,669 shares of common stock with a weighted average exercise price of $0.53.

Summary Financial Data

The summary financial data below as of and for the years ended December 31, 2013 and 2012 have been derived from our audited financial statements included elsewhere in this prospectus. The summary financial data below as of and for the year ended December 31, 2011 have been derived from our audited financial statements not included in this prospectus. The summary financial data below as of September 30, 2014 and 2013 and for the nine months ended September 30, 2014 and 2013 have been derived from our unaudited financial statements included elsewhere in this prospectus. The following summary financial information should be read in connection with, and is qualified by reference to, our financial statements and their related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,			For the Nine Months Ended September 30, (Unaudited)
	2013	2012	2011	2014	2013
Revenue	$323,412	$42,254	$4,112	$186,711	$242,974
Gross margin(deficit)	$45,207	$(14,605)	$(2,263)	$28,106	$68,550
Operating expenses:
Research and development	$542,492	$178,938	$194,276	$1,200,321	$200,428
Sales and marketing	$329,218	$232,411	$206,517	$287,642	$251,236
General and administrative	$3,753,742	$1,036,566	$408,454	$2,457,636	$1,904,008
Total operating expenses	$4,625,452	$1,447,915	$809,247	$3,945,599	$2,355,672
Net loss	$(4,601,503)	$(1,484,115)	$(827,168)	$(3,937,444)	$(2,303,532)
Net loss per share - basic and diluted	$(0.18)	$(0.09)	$(0.05)	$(0.10)	$(0.11)
Weighted average shares outstanding basic and diluted	25,370,626	16,873,903	15,147,196	38,094,498	21,411,649
Cash and cash equivalents	$3,387,428	$552,315	$225,995	$569,350	$3,863,556
Total assets	$4,535,032	$1,435,244	$1,149,704	$1,703,753	$5,134,466
Total liabilities	$1,189,762	$738,781	$725,009	$960,479	$640,141
Total stockholders' equity	$3,345,270	$696,463	$424,695	$743,274	$4,494,325

RISK FACTORS

An investment in our common stock involves substantial risks, including the risks described below. You should carefully consider the risks described below before purchasing our common stock. The risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, prospects, financial condition or results of operations could be negatively affected, and you might lose all or part of your investment.

Risks Related to Our Business

We have incurred significant losses since our inception and expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred losses totaling $11.2 million from August 24, 2009 (inception) through September 30, 2014.  As of September 30, 2014, we had approximately $569,000 of cash on hand.  We anticipate our cash resources will be sufficient to fund our planned operations only for the next several weeks. The report of our independent registered public accountants as of and for the year ended December 31, 2013, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise capital from financing transactions. We raised approximately $5.6 million in gross proceeds in private placements during the year ended December 31, 2013.   We raised $500,000 in gross proceeds during the nine months ended September 30, 2014, of which $250,000 of these proceeds were received during the fourth quarter of 2013 and was recorded as a stock subscription in accrued expenses and other current liabilities as of December 31, 2013. To stay in business, we will need to raise substantial additional capital through public or private sales of our securities, debt financing or short-term bank loans, or a combination of the foregoing. We anticipate that our expenses will increase substantially as we:

•	conduct additional Phase II and Phase III clinical trials of, and further advance, our lead drug candidate BTI-320 and initiate pre-clinical and clinical trials for of IPOXYN;

•	continue the research and development of our other drug candidates, including potentially in-licensing other technologies and therapeutics;

•	seek to discover and develop additional drug candidates;

•	seek regulatory approvals for any drug candidates that successfully complete clinical trials;

•	potentially establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we may obtain regulatory approval; and

•	maintain, expand and protect our intellectual property portfolio.

We believe we have developed a viable plan to continue as a going concern.  However, the plan relies upon our ability to obtain additional sources of capital and financing. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may be required to cease operations.

To become and remain profitable, we must succeed in developing and commercializing products that generate significant income. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our drug candidates, discovering additional drug candidates, obtaining regulatory approval for these drug candidates manufacturing, marketing and selling any products for which we may obtain regulatory approval, and establishing and managing our collaborations at various stages of each candidate’s development. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and, even if we do, may never generate income that is significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical and dietary supplement product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or FDA, or the European Medicines Agency, or EMA, to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our drug candidates, our expenses could increase and revenue could be further delayed.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects.

We are a company with limited operating history, and our operations are subject to all of the risks inherent in establishing a new business enterprise.  The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business, the development of new technologies or those subject to clinical testing, and the competitive and regulatory environment in which we will operate. Although we have made initial sales of our SUGARDOWN® product as a dietary supplement and, while we expect to continue selling or licensing that product, we have no other products currently available for sale, and none are expected to be commercially available before 2016, if at all. We may never obtain FDA or EMA approval of our products in development and, even if we do so and are also able to commercialize our products, we may never generate revenue sufficient to become profitable. Our failure to generate revenue and profit would likely cause our securities to decrease in value or become worthless.

We will require additional financing to implement our business plan, which may not be available on favorable terms or at all, and we may have to accept financing terms that would place restrictions on us.

We presently have an immediate need for capital, and if we do not raise capital in this offering or otherwise, we may be forced to curtail operations and our business might fail. We anticipate that our cash resources will be sufficient to fund our planned operations only for the next several weeks. Even if we are able to raise near term capital in this offering, we will need to continue to conduct significant research, development, testing and regulatory compliance activities for IPOXYN and BTI-320 that, together with projected general and administrative expenses, we expect will result in operating losses for the foreseeable future.  We may not generate sales or other revenue from SUGARDOWN® to fund operations and will remain dependent on outside sources of financing until that time and we will need to raise funds from additional financing.  We may not be able to obtain equity or debt financing on acceptable terms or at all to implement our growth strategy. As a result, adequate capital may not be available to finance our current growth plans, take advantage of business opportunities or respond to competitive pressures.  If we are unable to raise additional funds, we may be forced to curtail or even abandon our business plan.

Until such time, if ever, as we can generate substantial product income, we expect to finance our cash needs through a combination of equity offerings, debt financings and license and collaboration agreements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. In addition, the terms of any future financings may impose restrictions on our right to declare dividends or on the manner in which we conduct our business. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, or making acquisitions or significant asset sales.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock.

Our products are based on novel, unproven technologies.

Our drug candidates in development are based on novel, unproven technologies using proprietary carbohydrate compounds in combination with FDA approved drugs currently used in the treatment of diabetes, ischemia, anemia and trauma and other diseases. Carbohydrates are difficult to synthesize, and we may not be able to synthesize carbohydrates that would be usable as delivery vehicles for the anti-hypoxia drugs we are working with or other therapeutics we intend to develop.  Although we have completed certain animal and human studies that we believe were successful, pre-clinical results in animal studies are not necessarily predictive of outcomes in subsequent human clinical trials.  Clinical trials are expensive, time-consuming and may not be successful. They involve the testing of potential therapeutic agents, or effective treatments, in humans, typically in three phases, to determine the safety and efficacy of the products necessary for an approved drug. Many products in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our products progress successfully through initial or subsequent human testing, they may fail in later stages of development. We may engage others to conduct our clinical trials, including clinical research organizations and, possibly, government-sponsored agencies. These trials may not start or be completed as we forecast, or may not achieve desired results.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome.  We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

All our drug candidates are unproven and their risk of failure is high. It is impossible to predict when or if our drug candidates will receive regulatory approval or, in the case of IPOXYN, prove effective and safe in humans.  Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must conduct extensive clinical trials and, in the case of IPOXYN, first complete preclinical development, to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failed clinical trial can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our drug candidates, including:

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•
clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•
the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we may have to suspend or terminate clinical trials of our drug candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•
regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our drug candidates may be greater than we anticipate;

•	the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate;

•
our drug candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials; and

•	regulators may revise the requirements for approving our drug candidates, or such requirements may not be as we anticipate.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our drug candidates;

•	not obtain marketing approval at all, which would seriously impair our viability;

•	obtain marketing approval in some countries and not in others;

•	obtain approval for indications or patient populations that are not as broad as we intend or desire;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

We are planning to continue Phase II clinical trials and initiate Phase III clinical trials for BTI-320. In addition, we plan to initiate pre-clinical studies of IPOXYN.  However, we cannot provide any assurance that we will successfully initiate or complete those planned trials and be able to initiate any other clinical trials for any of our drug candidates. The results of our clinical trials could yield negative or ambiguous results. Since BTI-320 and IPOXYN are our most advanced drug candidates, such results could adversely affect future development plans, collaborations and our stock price.

Our product development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our drug candidates and harming our business and results of operations.

A fast track, breakthrough therapy or other designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

We may seek fast track, breakthrough therapy or similar designation for some of our drug candidates.  If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation.  The FDA has broad discretion whether or not to grant this designation, and even if we believe a particular drug candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it.  Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures.  The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Additionally, we may in the future seek a breakthrough therapy designation for some of our product candidates that reach the regulatory review process.  A breakthrough therapy is a drug candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and that, as indicated by preliminary clinical evidence, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.  Drugs designated as breakthrough therapies by the FDA are eligible for accelerated approval and increased interaction and communication with the FDA designed to expedite the development and review process.

As with fast track designation, designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and may determine not to grant such a designation. Even if we receive a breakthrough therapy designation for any of our product candidates, the designation may not result in a materially faster development process, review or approval compared to conventional FDA procedures. Further, obtaining a breakthrough therapy designation does not assure or increase the likelihood of the FDA’s approval of the applicable product candidate. In addition, even if one or more of our product candidates qualifies as a breakthrough therapy, the FDA could later determine that those products no longer meet the conditions for the designation or determine not to shorten the time period for FDA review or approval.

In addition, we may seek to avail ourselves of the FDA’s 505(b)(2) approval procedure where it is appropriate to do so. Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act permits an applicant to file a new drug application (or NDA) with the FDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon published literature and the FDA’s findings of safety and effectiveness based on certain preclinical testing or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. If this approval pathway is not available to us with respect to a particular formulation or product, or at all, the time and cost associated with developing and commercializing such formulations or products may be prohibitive and our business strategy would be materially and adversely affected.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We currently use third-party clinical research organizations, or CROs, to conduct our planned clinical trials and do not plan to independently conduct clinical trials of our other drug candidates. We rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct and manage our clinical trials. These agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our product development activities.

Our reliance on these third parties for research and development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with regulatory standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Other countries’ regulatory agencies also have requirements for clinical trials with which we must comply. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our drug candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our drug candidates.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our drug candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States, such as the EMA. In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ drug candidates.

Patient enrollment is affected by other factors including:

•	the severity of the disease under investigation;

•	the patient eligibility criteria for the study in question;

•	the perceived risks and benefits of the drug candidate under study;

•	the efforts to facilitate timely enrollment in clinical trials;

•	our payments for conducting clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

We are unable to forecast with precision our ability to enroll patients. Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our drug candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse or unacceptable side effects are identified during the development of our drug candidates or we observe limited efficacy, we may need to abandon or limit our development of some of our drug candidates.

If our drug candidates are associated with undesirable side effects in clinical trials, have limited efficacy or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. We believe our results to date suggest an acceptable safety profile at this stage of development. However, many compounds that initially showed promise in early stage testing for treating diabetes and inflammatory diseases have later been found to cause side effects that prevented further development of the compound.

Even if any of our drug candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if any of our drug candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current diabetes are well established in the medical community, and physicians may continue to rely on these treatments.  In addition, many new drugs have been recently approved and many more are in the pipeline for the same diseases for which we are developing our drug candidates.  If our drug candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable.  The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including:

•	their efficacy, safety and other potential advantages compared to alternative treatments;

•	our ability to offer them for sale at competitive prices;

•	their convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement for our drug candidates;

•	the prevalence and severity of their side effects;

•	any restrictions on the use of our products together with other medications;

•	interactions of our products with other medicines patients are taking; and

•	inability of certain types of patients to take our products.

If we are unable to address and overcome these and similar concerns, our business and results of operations could be substantially harmed.

If we are unable to establish effective sales, marketing and distribution capabilities or enter into agreements with third parties with such capabilities, we may not be successful in commercializing our drug candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have limited experience in the sale, marketing or distribution of our products. To achieve commercial success for any product for which we obtain marketing approval, we will need to successfully establish and maintain relationships with third parties to perform sales and marketing functions, such as Benchworks SD and Advance Pharmaceutical.

In the future, we may build a focused sales and marketing infrastructure to market or co-promote some of our drug candidates in the United States and potentially elsewhere. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a drug candidate or dietary supplement for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or educate physicians on the benefits of our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization;

•	inability to obtain sufficient coverage and reimbursement from third-party payors and governmental agencies; and

•	inability to obtain sufficient coverage and reimbursement from third-party payors and governmental agencies.

Currently, we rely on third parties to sell, market and distribute our drug candidates.  We may not be successful in entering into, or maintaining, arrangements with such third parties or may be unable to do so on terms that are favorable to us. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our drug candidates.

If we are unable to convince physicians as to the benefits of our proposed products, we may incur delays or additional expense in our attempt to establish market acceptance.

Broad use of our proposed products may require physicians to be informed regarding our proposed products and the intended benefits. Inability to carry out this physician education process may adversely affect market acceptance of our proposed products. We may be unable to timely educate physicians regarding our proposed products in sufficient numbers to achieve our marketing plans or to achieve product acceptance. Any delay in physician education may materially delay or reduce demand for our products. In addition, we may expend significant funds toward physician education before any acceptance or demand for our proposed products is created, if at all.

We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

The development and commercialization of new drug products, particularly in the diabetes sector, is highly competitive. We face competition with respect to our current drug candidates, and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide.  There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the control of blood sugar and the treatment of diabetes generally.  Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

A substantial number of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources, established presence in the market and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors.

Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, sales and marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

We may be unable to compete in our target marketplaces, which could impair our ability to generate revenues, thus causing a material adverse impact on our results of operations.

Our reliance on one product and a limited number of customers for a significant portion of our revenues could materially and adversely affect our results of operations and liquidity.

During the year ended December 31, 2013 and the nine months ended September 30, 2014, all of our revenue was generated by sales of our SUGARDOWN® product.  Advance Pharmaceutical Company, Ltd., a related party, accounted for 97% of our total revenue for the nine months ended September 30, 2014 and the year ended December 31, 2013.  On May 14, 2014, we entered into an agreement with Benchworks SD, a leading branding and marketing agency, aimed at driving brand awareness and growing sales of SUGARDOWN® among the large pre-diabetic population in North America.  However, if we are unable to expand our customer base through our new marketing efforts, and we are not able to secure additional business from our existing customer or our sales to this customer decline, our reliance on a limited number of customers may have a material adverse effect on our business, result of operations, financial condition or liquidity.  Furthermore, if we are unable to commercialize any of our pharmaceutical drug candidates, our reliance on a single product may have a material adverse effect on our business, result of operations, financial condition or liquidity.

Our success depends upon our ability to retain key executives and to attract, retain, and motivate qualified personnel, and the loss of these persons could adversely affect our operations and results.

We are highly dependent on the principal members of our management, scientific and clinical team, including Dr. David Platt, our Chairman and Chief Executive Officer. We have not entered into employment agreements with our executive officers and employees and each of them may terminate their employment with us at any time. We maintain “key person” insurance for Dr. Platt, although such insurance policy may not adequately compensate us for the loss of his services.

The loss of the services of our executive officers or other key employees or key members of our scientific or medical advisory boards, could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely and expect to continue to rely to a significant degree on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Our lack of operating experience may cause us difficulty in managing our growth which could lead to our inability to implement our business plan.

We have limited experience in marketing and the selling of pharmaceutical products. Any growth will require us to expand our management and our operational and financial systems and controls. If we are unable to do so, our business and financial condition would be materially harmed. If rapid growth occurs, it may strain our operational, managerial and financial resources.

We will depend on third parties to manufacture and market our products and to design trial protocols, arrange for and monitor the clinical trials, and collect and analyze data.

We do not have, and do not now intend to develop, facilities for the manufacture of any of our products for clinical or commercial production. In addition, we are not a party to any long-term agreement with any of our suppliers, and accordingly, we have our products manufactured on a purchase-order basis from one of two primary suppliers. We will need to develop relationships with manufacturers and enter into collaborative arrangements with licensees or have others manufacture our products on a contract basis. We expect to depend on such collaborators to supply us with products manufactured in compliance with standards imposed by the FDA and foreign regulators.

In addition, we have limited experience in marketing, sales or distribution. We currently have an agreement with Advance Pharmaceutical Co. Ltd. to develop markets in Hong Kong, China and Macau for SUGARDOWN®.   In November 2014, we agreed to expand this marketing agreement to include 12 additional countries: Korea, Taiwan, Singapore, Thailand, Malaysia, Vietnam, Philippines, Myanmar, Indonesia, Laos, Brunei and Cambodia.  We also have engaged with American Medical Supplies to develop markets in Egypt and Saudi Arabia. In May 2014, we entered into a strategic marketing agreement with Benchworks SD, LLC, (Benchworks) a leading branding and marketing agency, aimed at driving brand awareness and growing sales of SUGARDOWN® among the large pre-diabetic population in North America. If we develop additional commercial products, we will need to rely on licensees, collaborators, joint venture partners or independent distributors to market and sell those products and we may need to rely on additional third parties to market our products.

Moreover, as we develop products eligible for clinical trials, we contract with independent parties to design the trial protocols, arrange for and monitor the clinical trials, collect data and analyze data. In addition, certain clinical trials for our products may be conducted by government-sponsored agencies and will be dependent on governmental participation and funding. Our dependence on independent parties and clinical sites involves risks including reduced control over the timing and other aspects of our clinical trials.

We are exposed to product liability, pre-clinical and clinical liability risks which could place a substantial financial burden upon us, should we be sued.

Our business exposes us to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical formulations and products. Such claims may be asserted against us. In addition, the use in our clinical trials of pharmaceutical formulations and products that our potential collaborators may develop and the subsequent sale of these formulations or products by us or our potential collaborators may cause us to bear a portion of or all product liability risks. A successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

We currently maintain product liability insurance for SUGARDOWN®. There is no guarantee that such insurance will provide adequate coverage against our potential liabilities. Since we do not currently have any FDA-approved products or other formulations, we do not currently have any other product liability insurance covering commercialized products. We may not be able to obtain or maintain adequate product liability insurance, when needed, on acceptable terms, if at all, or such insurance may not provide adequate coverage against our potential liabilities. Furthermore, our current and potential partners with whom we have collaborative agreements or our future licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have sufficient liquidity to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by us could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may be unable to obtain or to maintain clinical trial liability insurance on acceptable terms, if at all. Any inability to obtain and/or maintain insurance coverage on acceptable terms could prevent or limit the commercialization of any products we develop.

If users of our proposed products are unable to obtain adequate reimbursement from third-party payers or if new restrictive legislation is adopted, market acceptance of our proposed products may be limited and we may not achieve revenues.

The continuing efforts of government and insurance companies, health maintenance organizations and other payers of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain international markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the U.S., given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could materially harm our business, financial condition and results of operations.

Our ability to commercialize our proposed products will depend in part on the extent to which appropriate reimbursement levels for the cost of our proposed formulations and products and related treatments are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payers are increasingly challenging the prices charged for medical drugs and services. Also, the trend toward managed health care in the U.S. and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and drugs, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products.

There are risks associated with our reliance on third parties for marketing, sales and distribution infrastructure and channels.

We have entered into agreements with commercial partners to engage in sales, marketing and distribution efforts around our products in development. We may be unable to maintain these third-party relationships, or establish new relationships, on a commercially reasonable basis, if at all. In addition, these third parties may have similar or more established relationships with our competitors. If we do not enter into or maintain relationships with third parties for the sales and marketing of our proposed products, we will need to develop our own sales and marketing capabilities.  Furthermore, even if engaged, these distributors may:

•	fail to satisfy financial or contractual obligations to us;

•	fail to adequately market our products;

•	cease operations with little or no notice to us; or

•	offer, design, manufacture or promote competing formulations or products.

If we fail to develop sales, marketing and distribution channels, we could experience delays in generating sales and incur increased costs, which would harm our financial results.

We will be subject to risks if we seek to develop our own sales force.

If we choose at some point to develop our own sales and marketing capability, our experience in developing a fully integrated commercial organization is limited. If we choose to establish a fully integrated commercial organization, we will likely incur substantial expenses in developing, training and managing such an organization. We may be unable to build a fully integrated commercial organization on a cost effective basis, or at all. Any such direct marketing and sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete against these other companies. We may be unable to establish a sufficient sales and marketing organization on a timely basis, if at all.

Risks Related to Our Industry

We will need regulatory approvals to commercialize our products as drugs.

If we choose to offer BTI-320, IPOXYN, or any other product as a drug, we are required to obtain approval from the FDA to sell our products in the U.S. and from foreign regulatory authorities to sell our products in other countries. The FDA’s review and approval process is lengthy, expensive and uncertain. Extensive pre-clinical and clinical data and supporting information must be submitted to the FDA for each indication for each product candidate to secure FDA approval. Before receiving FDA clearance to market our proposed products, we will have to demonstrate that our products are safe and effective on the patient population and for the diseases that are to be treated. Clinical trials, manufacturing and marketing of drugs are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, regulatory approvals can take a number of years or longer to accomplish and require the expenditure of substantial financial, managerial and other resources. The FDA could reject an application or require us to conduct additional clinical or other studies as part of the regulatory review process. Delays in obtaining or failure to obtain FDA approvals would prevent or delay the commercialization of our product candidates, which would prevent, defer or decrease our receipt of revenues. In addition, if we receive initial regulatory approval, our product candidates will be subject to extensive and rigorous ongoing domestic and foreign government regulation.

Data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory clearances.

Data already obtained, or in the future obtained, from pre-clinical studies and clinical trials do not necessarily predict the results that will be obtained from later pre-clinical studies and clinical trials. Moreover, pre-clinical and clinical data is susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a proposed formulation or product under development could delay or prevent regulatory clearance of the potential drug, resulting in delays to commercialization, and could materially harm our business. Our clinical trials may not demonstrate sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approvals for our drugs, and thus our proposed drugs may not be approved for marketing.

Our competitive position depends on protection of our intellectual property.

Development and protection of our intellectual property are critical to our business. All of our intellectual property has been invented and/or developed or co-developed by our CEO, Dr. David Platt. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to obtain patent protection for our products or processes in the U.S. and other countries, protect trade secrets, and prevent others from infringing on our proprietary rights.

Since patent applications in the U.S. are maintained in secrecy for at least portions of their pendency periods (published on U.S. patent issuance or, if earlier, 18 months from earliest filing date for most applications) and since other publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we are the first to make the inventions to be covered by our patent applications. The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents.

Some or all of our patent applications may not issue as patents or the claims of any issued patents may not afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Patent litigation is widespread in the biotechnology industry and could harm our business. Litigation might be necessary to protect our patent position or to determine the scope and validity of third-party proprietary rights, and we may not have the required resources to pursue such litigation or to protect our patent rights.

Although we will require our scientific and technical employees and consultants to enter into broad assignment of inventions agreements, and all of our employees, consultants and corporate partners with access to proprietary information to enter into confidentiality agreements, these agreements may not be honored. Currently, we do not have any scientific or technical employees. We have consultants and a network of uniquely experienced researchers, clinicians and drug developers, some of whom have signed or been asked to sign agreements.

Products we develop could be subject to infringement claims asserted by others.

We cannot assure that products based on our patents or intellectual property that we license from others will not be challenged by a third party claiming infringement of its proprietary rights. If we were not able to successfully defend patents that may be issued to us, that we may acquire, or that we may license in the future, we may have to pay substantial damages, possibly including treble damages, for past infringement.

We face intense competition in the biotechnology and pharmaceutical industries.

The biotechnology and pharmaceutical industries are intensely competitive. We face direct competition from U.S. and foreign companies focusing on pharmaceutical products, which are rapidly evolving. Our competitors include major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations, than we do. In addition, academic and government institutions are increasingly likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products based on technology developed at such institutions. Our competitors may succeed in developing or licensing technologies and products that are more effective or less costly than ours, or succeed in obtaining FDA or other regulatory approvals for product candidates before we do. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

The market for our proposed products is rapidly changing and competitive, and new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industries are subject to rapid and substantial technological change. Developments by others may render our proposed products noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase.

As a company with nominal revenues engaged in the development of drug technologies, our resources are limited and we may experience technical challenges inherent in such technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our proposed products. Our competitors may develop drugs that are safer, more effective or less costly than our proposed products and, therefore, present a serious competitive threat to us.

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our proposed products, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medication. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our technologies, formulations and products to receive widespread acceptance if commercialized.

Health care cost containment initiatives and the growth of managed care may limit our returns.

Our ability to commercialize our products successfully may be affected by the ongoing efforts of governmental and third-party payers to contain the cost of health care. These entities are challenging prices of health care products and services, denying or limiting coverage and reimbursement amounts for new therapeutic products, and for FDA-approved products considered experimental or investigational, or which are used for disease indications without FDA marketing approval.

Even if we succeed in bringing any products to the market, they may not be considered cost-effective and third-party reimbursement might not be available or sufficient. If adequate third-party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our products, or if the scope of the patent protection obtained is not sufficiently broad, competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be impaired.

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our drug candidates.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States and we may fail to seek or obtain patent protection in all major markets. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned patents or pending patent applications, or that we were the first to file for patent protection of such inventions, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office, or U.S. PTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Moreover, we may be subject to a third-party preissuance submission of prior art to the U.S. PTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products, or limit the duration of the patent protection of our products. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and ultimately unsuccessful.

Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect us.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our drug candidates without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. While no such litigation has been brought against us and we have not been held by any court to have infringed a third party’s intellectual property rights, we cannot guarantee that our products or use of our products do not infringe third-party patents. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering our products or technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use of our products.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our drug candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees or contractors were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and drug candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Relating to this Offering and Ownership of Our Common Stock

Because there is no minimum number of shares that we must sell in this offering, we may not raise sufficient capital to implement our planned business and your entire investment could be lost.

We are offering up to $3 million of shares of common stock on a best-efforts basis and there is no minimum number of securities that we must sell. Funds raised pursuant to this offering will not be held in any escrow account and all funds raised regardless of the amount will be available to us.  We may close this offering having raised substantially less than $3 million, which could leave us without capital to fund our near or longer term operations.  In the event that we do not raise sufficient capital to implement our planned operations, your entire investment could be lost.

The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile. This volatility may prevent you from being able to sell your shares at or above the price you paid for your shares. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

•	any adverse results or delays in commencement or completion of our planned clinical trials for BTI-320 or IPOXYN;

•	changes in laws or regulations applicable to SUGARDOWN®, BTI-320 or IPOXYN or any future product candidates, including but not limited to clinical trial requirements for approvals;

•	unanticipated serious safety concerns related to the use of SUGARDOWN®, BTI-320 or IPOXYN or any future product candidates;

•	a decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	our inability to obtain adequate product supply for SUGARDOWN®, BTI-320 or IPOXYN or any future product candidate, or the inability to do so at acceptable prices;

•	adverse regulatory decisions;

•	the introduction of new products or technologies offered by us or our competitors;

•	the effectiveness of our or our potential partners' commercialization efforts;

•	the inability to effectively manage our growth;

•	actual or anticipated variations in quarterly operating results;

•	our failure to meet or exceed the estimates and projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	the overall performance of the U.S. equity markets and general political and economic conditions;

•	developments concerning our sources of manufacturing supply and any commercialization partners;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or other consultants or management personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	sales of our common stock by our stockholders in the future;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the market valuations of similar companies;

•	the trading volume of our common stock;

•	effects of natural or man-made catastrophic events or other business interruptions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the stock of biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

We have a limited market for our common stock, which makes our securities very speculative.

Trading activity in our common stock is and has been limited. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of our common stock. There can be no assurance that a more active market for our common stock will develop, or if one should develop, there is no assurance that it will be sustained. This could severely limit the liquidity of our common stock, and would likely have a material adverse effect on the market price of our common stock and on our ability to raise additional capital.

Our management will have broad discretion in how we use the net proceeds of this offering.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

The financial and operational projections that we may make from time to time are subject to inherent risks.

The projections that we provide herein or our management may provide from time to time (including, but not limited to, those relating to potential peak sales amounts, clinical and regulatory timelines, production and supply matters, commercial launch dates, and other financial or operational matters) reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, regulatory, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There may be differences between actual and projected results, and actual results may be materially different from than those contained in the projections. The inclusion of the projections in this prospectus should not be regarded as an indication that we, our management, or their representatives considered or consider the projections to be a guaranteed prediction of future events, and the projections should not be relied upon as such.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of 6,521,739 shares of common stock offered in this offering at the assumed public offering price of $0.46 per share, and after deducting estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $0.39 per share, or 85%, at the assumed public offering price. In addition, in the past, we issued warrants to acquire shares of common stock. To the extent that these warrants, or options we will grant to our officers, directors and employees, are ultimately exercised, you will sustain future dilution. We may also acquire or license other technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.

An investment in our company may involve tax implications, and you are encouraged to consult your own advisors as neither we nor any related party is offering any tax assurances or guidance regarding our company or your investment.

The formation of our company and our financings, as well as an investment in our company generally, involves complex federal, state and local income tax considerations. Neither the Internal Revenue Service nor any State or local taxing authority has reviewed the transactions described herein, and may take different positions than the ones contemplated by management. You are strongly urged to consult your own tax and other advisors prior to investing, as neither we nor any of our officers, directors or related parties is offering you tax or similar advice, nor are any such persons making any representations and warranties regarding such matters.

Our ability to use our net operating loss carry-forwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation's ability to use its pre-change net operating loss carry-forwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We believe that, with this offering, taken together with our private placements within a three-year period and other transactions that have occurred over the past three years, we may have triggered an "ownership change" limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including as a result of the completion of this offering when it is taken together with other transactions we may consummate in the succeeding three-year period. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which potentially could result in increased future tax liability to us.

Investors may face significant restrictions on the resale of our common stock due to federal regulation of penny stocks.

Our common stock is currently quoted on the OTCQB under the symbol BTHE. Our common stock is subject to the requirements of Rule 15(g)-9 promulgated under the Securities Exchange Act, so long as the price of our common stock is below $5.00 per share and our common stock is not listed on a U.S. national securities exchange. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

We have not paid any cash dividends in the past and have no plans to issue cash dividends in the future, which could cause the value of our common stock to have a lower value than other similar companies which do pay cash dividends.

We have not paid any cash dividends on our common stock to date and do not anticipate any cash dividends being paid to holders of our common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that any earnings will be retained to finance our future expansion. As we have no plans to issue cash dividends in the future, our common stock could be less desirable to other investors and as a result, the value of our common stock may decline, or fail to reach the valuations of other similarly situated companies who have historically paid cash dividends in the past.

Future sales of our securities, or the perception in the markets that these sales may occur, could depress our stock price.

Assuming that all 6,521,739 common shares in this offering are issued and sold, we will have 45,078,247 shares of common stock outstanding. Of the outstanding shares, the shares sold in our initial public offering, subsequent public offering, and this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates”, as that term is defined under Rule 144, may be sold only in compliance with the limitations described below. In addition, as of February 5, 2015, there were 12,424,669 shares of common stock issuable upon the exercise of warrants with a weighted average exercise price of $0.53 per share and 6,843,400 shares of common stock issuable upon the exercise of stock options with a weighted average exercise price of $0.47 per share. The resale of such shares, following the exercise of such warrants and options by the holders thereof, has been registered.  The market price of our capital stock could drop significantly if the holders of the shares being registered hereunder sell them or are perceived by the market as intending to sell them. Moreover, to the extent that additional shares of our outstanding stock are registered, or otherwise become eligible for resale, and are sold, or the holders of such shares are perceived as intended to sell them, this could further depress the market price of our common stock. These factors could also make it more difficult for us to raise capital or make acquisitions through the issuance of additional shares of our common stock or other equity securities.

Our Certificate of Incorporation permits “blank check” preferred stock, which can be designated by our Board of Directors without stockholder approval.

We have 5,000,000 authorized shares of preferred stock. The shares of our preferred stock may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as is determined by our Board of Directors prior to the issuance of any shares thereof. The preferred stock may have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the Board of Directors. Because the Board of Directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of our stockholders, stockholders will have no control over what designations and preferences our preferred stock will have. If preferred stock is designated and issued, then depending upon the designation and preferences, the holders of the preferred stock may exercise voting control over us. As a result, our stockholders will have no control over the designations and preferences of the preferred stock and as a result the operations of our company.

Our management and five significant stockholders collectively own a substantial majority of our common stock.

Collectively, our officers, our directors and five significant stockholders own or exercise voting and investment control of approximately 64.9% of our outstanding common stock. As a result, investors may be prevented from affecting matters involving our company, including:

•	the composition of our Board of Directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets; and

•	our corporate financing activities.

Furthermore, this concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. This significant concentration of share ownership may also adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in a company that is controlled by a small number of stockholders.

Certain provisions of Delaware law make it more difficult for a third party to acquire us and make a takeover more difficult to complete, even if such a transaction were in the stockholders’ interest.

The Delaware General Corporation Law contain provisions that may have the effect of making it more difficult or delaying attempts by others to obtain control of us, even when these attempts may be in the best interests of our stockholders. We also are subject to the anti-takeover provisions of the Delaware General Corporation Law, which prohibit us from engaging in a “business combination” with an “interested stockholder” unless the business combination is approved in a prescribed manner and prohibit the voting of shares held by persons acquiring certain numbers of shares without obtaining requisite approval. The statutes have the effect of making it more difficult to effect a change in control of a Delaware company.

If we fail to establish and maintain an effective system of internal control or disclosure controls and procedures are not effective, we may not be able to report our financial results accurately and timely or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and, depending on our future growth, may require our independent registered public accounting firm to annually attest to our evaluation, as well as issue their own opinion on our internal controls over financial reporting. The process of implementing and maintaining proper internal controls and complying with Section 404 is expensive and time consuming. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need may become more complex, and significantly more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If our auditors or we discover a material weakness in our internal controls, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for future listing on one of the Nasdaq Stock Markets or national securities exchanges, and the inability of registered broker-dealers to make a market in our common stock, which may reduce our stock price.

During our assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, management identified a material weakness in our internal control over financial reporting due to the fact that we did not have a process established to ensure adequate levels of review of accounting and financial reporting matters, which resulted in our closing process not identifying all required adjustments in a timely fashion. Remediations were enacted during the year ended December 31, 2013 and management has concluded that our internal controls over financial reporting as of December 31, 2013 are effective.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the price of our common stock and trading volume could decline.

The trading market for our common stock may be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover us was to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or trading volume to decline.

In making your investment decision, you should understand that we have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus before investing in our company. We may receive media coverage regarding our company, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We have not authorized any other party to provide you with information concerning us or this offering, and you should not rely on this information in making an investment decision.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains a number of “forward-looking statements”. Specifically, all statements other than statements of historical facts included in this prospectus regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management at the time these statements were made, as well as assumptions made by and information currently available to management. When used in this prospectus and the documents incorporated by reference herein, the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “continue” and “intend,” and words or phrases of similar import, as they relate to our financial position, business strategy and plans, or objectives of management, are intended to identify forward-looking statements. These statements reflect our current view with respect to future events and are subject to risks, uncertainties and assumptions related to various factors.

You should understand that the following important factors, in addition to those discussed in our periodic reports to be filed with the SEC under the Exchange Act, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:

•	We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	We are a company with limited operating history which makes it difficult to evaluate our current business and future prospects.

•
We will require additional financing to implement our business plan may not be available on favorable terms or at all, and we may have to accept financing terms that would adversely affect our stockholders.

•	Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our drug candidates and dietary supplements.

•	Our products are based on novel, unproven technologies.

•
Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

•	We may be unable to commercialize our drug candidates or expand awareness and sales of our dietary supplement SUGARDOWN®.

•
Our success depends upon our ability to retain key executives and to attract, retain, and motivate qualified personnel and direction and the loss of these persons could adversely affect our operations and results.

•	We will need regulatory approvals to commercialize our products as drugs.

•	Our competitive position depends on protection of our intellectual property.

•
The market for our proposed products is rapidly changing and competitive, and new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

•
We may become involved in lawsuits to protect or enforce patents that may issue to us, that we may acquire, or may license in the future, or other intellectual property, which could be expensive, time-consuming and ultimately unsuccessful.

•	The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

•	We have a limited market for our common stock, which makes our securities very speculative.

•	You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

•	Our management will have broad discretion in how we use the net proceeds of this offering.

•
As a public company, we must implement additional and expensive finance and accounting systems, procedures and controls as we grow our business and organization to satisfy new reporting requirements, which will increase our costs and require additional management resources.

Although we believe that our expectations (including those on which our forward-looking statements are based) are reasonable, we cannot assure you that those expectations will prove to be correct. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in our forward-looking statements as anticipated, believed, estimated, expected or intended.

Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and the documents incorporated by reference herein might not occur.

USE OF PROCEEDS

The net proceeds to be received by us from this offering (after deducting offering-related expenses) are estimated to be $2.9 million.  We currently expect to use the net proceeds from this offering as follows:

Application of Net Proceeds	Amount	Percentage of Net Proceeds
BTI-320 Phase II trials	$1,375,000	47%
BTI-320 Mechanism of Action Validation	$100,000	3%
IPOXYN Pre-clinical	$200,000	7%
General and Administrative	$1,250,000	43%
TOTAL	$2,925,000	100%

In the event that we raise $3 million in gross proceeds in this offering, we expect to have adequate working capital for at least six months.  These estimates are made without considering (i) income generated from sales of SUGARDOWN®, or (ii) cash that may be received by us upon the exercise of outstanding warrants and options.

However, readers are cautioned that we are permitted to close this offering having raised substantially less than $3 million, and there is no minimim amount that we are required to raise in order to close this offering. If we close this offering having raised less than $3 million, we may be unable to allocate the proceeds from the offering as set forth above and we may only raise enough to maintain operations for a short period of time.

Moreover, and notwithstanding the estimations set forth above, our management has significant flexibility and broad discretion in applying the net proceeds received in this offering.  Our expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. We expect to retain all available funds and any future earnings to support operations and fund the development and growth of our business. Our Board of Directors will determine whether we pay and the amount of future dividends (including cash dividends), if any.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Holders of Common Stock

As of the date of this prospectus, we have approximately 1,700 holders of record of our common stock. The number of record holders does not include persons, if any, who hold our common stock in nominee or “street name” accounts through brokers.

Market for Common Stock

Our common stock is quoted on the OTCQB Marketplace under the symbol “BTHE” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported by the OTCQB Marketplace:

Period	High	Low

February 28, 2012 through March 31, 2012	$0.25	$0.25
April 1, 2012 through June 30, 2012	$1.05	$0.35
July 1, 2012 through September 30, 2012	$0.60	$0.30
October 1, 2012 through December 31, 2012	$0.60	$0.30
January 1, 2013 through March 31, 2013	$0.51	$0.30
April 1, 2013 through June 30, 2013	$0.59	$0.30
July 1, 2013 through September 30, 2013	$0.67	$0.15
October 1, 2013 through December 31, 2013	$1.65	$0.59
January 1, 2014 through March 31, 2014	$1.67	$0.62
April 1, 2014 through June 30, 2014	$0.78	$0.38
July 1, 2014 through September 30, 2014	$0.63	$0.31
October 1, 2014 through December 31, 2014	$0.80	$0.16
January 1, 2015 through March 31, 2015 (through February 5, 2015)	$0.68	$0.30

These sales prices were obtained from the OTCQB Marketplace and do not necessarily reflect actual transactions, retail markups, mark downs or commissions. As of February 5, 2015 the last reported sales price of a share of our common stock on the OTCQB Marketplace was $0.46. No assurance can be given that an established public market will develop in our common stock, or if any such market does develop, that it will continue or be sustained for any period of time.

Transfer Agent

Our stock transfer agent is Worldwide Stock Transfer, LLC, which is located at One University Plaza Suite 505, Hackensack, NJ 07601, Telephone: 201-820-2008.

Securities Authorized for Issuance under Equity Compensation Plans

The following table indicates shares of common stock authorized for issuance under our Amended and Restated 2011 Non-Qualified Stock Plan (the “2011 Plan”) and our Amended and Restated 2010 Stock Plan (the “2010 Plan”) as of December 31, 2013:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders(1)	578,400	$0.68	6,921,600

Equity compensation plans not approved by security holders (2)	5,163,000	$0.37	12,337,000

(1)
Consists of our Amended and Restated 2010 Stock Plan (or the 2010 Plan). See Note 6 —“Stock Option Plan and Stock-Based Compensation” of the Notes to the Financial Statements included in this prospectus. Our stockholders approved the 2010 Plan by written consent on June 16, 2010.

(2)
Consists of our Amended and Restated 2011 Non-Qualified Stock Plan (the “2011 Plan”). See Note 6 —“Stock Option Plan and Stock-Based Compensation” of the Notes to the Financial Statements included in this prospectus.  The 2011 Plan has not been presented to our stockholders for their consent as it does not provide for the issuance of incentive stock options.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014:

•	on an actual basis; and

•
on  a pro forma basis to give effect to our issuance and sale of 6,521,739 shares of our common stock in this offering at an assumed public offering price of $0.46 per share, which is closing price of our common stock on February 5, 2015, after deducting estimated offering expenses payable by us.

	As of September 30, 2014
	Actual	Pro Forma
Cash and cash equivalents	$569,350	$3,494,350
Notes payable - related parties	297,820	297,820
Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value, 200,000,000 shares authorized and 38,469,016 shares issued and outstanding at September 30, 2014	38,469	44,991
Additional paid-in capital	11,941,151	14,859,629
Accumulated deficit	(11,236,345)	(11,236,345)
Total stockholders’ equity	743,274	3,668,274
Total capitalization	1,041,094	3,966,094

The table above does not include:

•	outstanding stock options to purchase an aggregate of 6,727,150 shares of common stock pursuant to our 2010 and 2011 stock option plans with a weighted average exercise price of $0.48; or

•	outstanding warrants to purchase an aggregate of 12,516,669 shares of common stock with a weighted average exercise price of $0.53.

DILUTION

If you purchase shares in this offering your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $0.46 per share and the as adjusted net tangible book value per share of our common stock immediately following this offering as of September 30, 2014.

Our net tangible book value as of September 30, 2014 was approximately $25,000, or approximately $0.00 per share. Net tangible book value per share represents our total tangible assets less total tangible liabilities, divided by the number of shares of common stock outstanding as of September 30, 2014. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Assuming the sale of all 6,521,739 shares of common stock in this offering at an assumed public offering price of $0.46 per share, and after deducting the estimated offering expenses, our as adjusted net tangible book value as of September 30, 2014 would have been approximately $2,950,000, or $0.07 per share. This represents an immediate increase in net tangible book value of $0.07 per share to existing stockholders and an immediate dilution in net tangible book value of $0.39 per share to purchasers of shares in this offering.

The following table illustrates the dilution to the purchasers of the common stock in this offering. The table below includes an analysis of the dilution that will occur if 25%, 50%, 75% of the shares are sold, as well as the dilution if all shares are sold:

	25% of	50% of	75% of	Maximum
	Offering	Offering	Offering	Offering

Assumed public offering price per share	$0.46	$0.46	$0.46	$0.46

Net tangible book value per share as of September 30, 2014	$0.00	$0.00	$0.00	$0.00

Increase in net tangible book value per share attributable to new investors	$0.02	$0.04	$0.05	$0.07

Adjusted net tangible book value per share as of September 30, 2014, after giving effect to the offering	$0.02	$0.04	$0.05	$0.07

Dilution per share to new investors in the offering	$0.44	$0.42	$0.41	$0.39

The above discussion and table do not include:

•	outstanding stock options to purchase an aggregate of 6,727,150 shares of common stock pursuant to our 2010 and 2011 stock option plans with a weighted average exercise price of $0.48; or

•	outstanding warrants to purchase an aggregate of 12,516,669 shares of common stock with a weighted average exercise price of $0.53.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with our financial statements, which are included elsewhere in this prospectus. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risk, uncertainties and other factors. These statements are often identified by the use of words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” or “continue,” and similar expressions or variations. Actual results could differ materially because of the factors discussed in “Risk Factors” elsewhere in this prospectus, and other factors that we may not know.

Overview

We are a leader in the field of complex carbohydrate chemistry. Our initial product pipeline is focused on developing and commercializing therapeutic molecules for diabetes: BTI-320, is a non-systemic, non-toxic, therapeutic compound designed to reduce post-meal glucose elevation, and IPOXYN, an injectable anti-necrosis drug specifically designed to treat lower limb ischemia associated with diabetes. In addition, we have completed development of SUGARDOWN®, a complex carbohydrate-based dietary supplement. SUGARDOWN® is currently in the initial stage of market introduction, and in June 2011, we entered into an agreement with Advance Pharmaceutical to develop markets in Hong Kong, China and Macau. We also have engaged with American Medical Supplies to develop markets in Egypt and Saudi Arabia. In May 2014 we entered into a strategic marketing agreement with Benchworks SD, LLC, a leading branding and marketing agency, aimed at driving brand awareness and growing sales of SUGARDOWN® among the large pre-diabetic population in North America.

The accompanying financial statements have been prepared assuming our company will continue as a going concern. We have limited resources and operating history. We raised $250,000 in gross proceeds in private placements during the nine months ended September 30, 2014. As shown in the accompanying financial statements, we have an accumulated deficit of approximately $11.2 million and $569,000 cash on hand as of September 30, 2014.  We anticipate that our cash resources will be sufficient to fund our planned operations into February 2015.  The future of our company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities.

Management is currently seeking additional capital through private placements and public offerings of its stock. There can be no assurance that we will be successful in accomplishing its objectives. Without such additional capital, we may be required to cease operations.

These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event we cannot continue operations.

Results of Operation

Three Months Ended September 30, 2014 compared to September 30, 2013

Revenue

Revenue for the three months ended September 30, 2014 was $121,493, a decrease of $96,027 as compared to revenue of $217,520 for the three months ended September 30, 2013.  The decrease was primarily the result of decreased shipments of SUGARDOWN® to one customer.

Gross Margin

The Company generated gross margin for the three months ended September 30, 2014 of $39,432 as compared to gross margin of $99,005 for the three months ended September 30, 2013.  The decrease is primarily due to the reduction in revenue and fixed fulfillment charges.

Research and Development

Research and development expense for the three months ended September 30, 2014 was $518,632, an increase of $366,686 as compared to $151,946 for the three months ended September 30, 2013.  The increase is primarily the result of expenses associated with the Phase IIb clinical trial for BTI-320 in patients with Type 2 diabetes conducted in the U.S. that concluded in the three months ended September 30, 2014 as well as an ongoing Phase IIb clinical trial in France.

Sales and Marketing

Sales and marketing expense for the three months ended September 30, 2014 was $30,086, a decrease of $72,754 as compared to $102,840 for the three months ended September 30, 2013. The decrease is primarily related to non-cash stock-based compensation recorded in the three months ended September 30, 2013 for options previously granted which are now fully vested.

General and Administrative

General and administrative expense for the three months ended September 30, 2014 was $643,970, a decrease of $310,291 as compared to $954,261 for the three months ended September 30, 2013.  The decrease is primarily related to non-cash stock-based compensation recognized during the three months ended September 30, 2013 related to future vesting of options per the terms of a terminated employee’s employment agreement and expense associated with option grants during 2012 and 2013 which are now fully vested.

Nine Months Ended September 30, 2014 compared to September 30, 2013

Revenue

Revenue for the nine months ended September 30, 2014 was $186,711, a decrease of $56,263 as compared to revenue of $242,974 for the nine months ended September 30, 2013.  The decrease was primarily the result of decreased shipments of SUGARDOWN® to one customer.

Gross Margin

The Company generated gross margin for the nine months ended September 30, 2014 of $28,106 as compared to gross margin of $68,550 for the nine months ended September 30, 2013.  The decrease is primarily related to a reduction in revenue, material and production cost charges and continued fixed fulfillment charges during the nine months ended September 30, 2014.

Research and Development

Research and development expense for the nine months ended September 30, 2014 was $1,200,321, an increase of $999,893 as compared to $200,428 for the nine months ended September 30, 2013. The increase is primarily the result of expenses associated with the Phase IIb clinical trial for BTI-320 in patients with Type 2 diabetes conducted in the U.S. that concluded in the three months ended September 30, 2014 as well as an ongoing Phase IIb clinical trial in France.

Sales and Marketing

Sales and marketing expense for the nine months ended September 30, 2014 was $287,642, an increase of $36,406 as compared to $251,236 for the nine months ended September 30, 2013. The increase is primarily related to the engagement of a healthcare marketing company to market SUGARDOWN® and the hiring of employees to support our sales and marketing initiatives offset by a reduction in non-cash stock-based compensation.  The Company ended the healthcare marketing agreement during the three months ended June 30, 2014.

General and Administrative

General and administrative expense for the nine months ended September 30, 2014 was $2,457,636, an increase of $553,628 as compared to $1,904,008 for the nine months ended September 30, 2013.  Accounting, financial and legal professional fees increased approximately $295,000 primarily due to the indemnification of Dr. Platt’s legal costs associated with his arbitration as disclosed in Note 5 of the accompanying Notes to the Unaudited Condensed Financial Statements, as well as the engagement of a finance professional to manage its accounting and financial reporting matters.  Payroll and payroll related expense increased approximately $214,000 due to salary increases, severance costs associated with the resignation of the Company’s former President, the institution of an employee medical benefit program and the hiring of a new employee.  Travel and entertainment expenses increased $75,000 primarily due to investor and industry conferences attended during the nine months ended September 30, 2014.  Consulting and professional services increased approximately $44,000 primarily due to our business development, public relations and investor relations activities.   These increases were offset by a reduction in non-cash, stock-based compensation of approximately $122,000 primarily related to future vesting of options per the terms of a terminated employee’s employment agreement during the nine months ended September 30, 2013.

Fiscal 2013 as compared to Fiscal 2012

Revenue

Revenue for fiscal 2013 was $323,412, an increase of $281,158 as compared to revenue of $42,254 for fiscal 2012. The increase was primarily the result of shipments of SUGARDOWN® to one customer.

Gross Margin

Gross margin for fiscal 2013 was $45,207 as compared to a gross margin deficit of ($14,605) for fiscal 2012. The increase is primarily related to the shipment of additional product during the third and fourth quarters of fiscal 2013. The gross margin deficit for fiscal 2012 was primarily the result of fixed overhead costs related to moving to a new fulfillment operations and manufacturing scale-up from small to production grade equipment exceeding revenue.

Research and Development

Research and development expense for fiscal 2013 was $542,492, an increase of $363,554 as compared to $178,938 for fiscal 2012. The increase is primarily the result of increased research and development activity in preparation for BTI-320’s Phase II trial in France and BTI-320’s Phase III international trial.

Sales and Marketing

Sales and marketing expense for fiscal 2013 was $329,218, an increase of $96,807 as compared to $232,411 for fiscal 2012. The expense consists primarily of costs incurred with third parties for product marketing and public relations and non-cash stock-based compensation.

General and Administrative

General and administrative expense for fiscal 2013 was $3,753,742, an increase of $2,717,176 as compared to $1,036,566 for fiscal 2012. Approximately $991,000 of the increase is related to non-cash, stock-based compensation which includes $624,000 of expense per the terms of a terminated employee’s employment agreement and expense associated with option grants in 2013. Consulting and professional services increased $864,000 and accounting, financial and legal professional fees increased $445,000. In addition, payroll and payroll related expense increased $272,000 due to additional personnel, rent expense increased $61,000 due to increased space and a full year’s rental and travel and entertainment expenses increased $33,000.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. See Note 1 to our audited financial statements for and as of the year ended December 31, 2013 and Note 1 to our unaudited financial statements for and as of the three and nine months ended September 30, 2014 for discussions of our critical accounting policies and estimates.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we are currently not party to, any off-balance sheet arrangements.

Liquidity and Capital Resources

As of September 30, 2014, we had cash of $569,350 and accounts payable, and accrued expenses and other current liabilities, of $662,659. During the nine months ended September 30, 2014, we used $3,062,068 of cash in operations.  In October 2014, the Company received approximately $94,000 in payment for its accounts receivable at September 30, 2014.

As of December 31, 2013, we had cash of $3,387,428 and accounts payable, and accrued expenses and other current liabilities, of $891,942.  During the year ended December 31, 2013, we used $2,339,398 of cash in operations.

We have incurred recurring operating losses since inception as we have worked to bring our SUGARDOWN® product to market and develop BTI-320 and IPOXYN.  We expect such operating losses will continue until such time that we receive substantial revenues from SUGARDOWN® or we complete the regulatory and clinical development of BTI-320 or IPOXYN.   We anticipate that our cash resources will be sufficient to fund our planned operations only for the next several weeks.  We are seeking additional capital through private placements and public offerings of our stock. There can be no assurance that we will be successful in accomplishing its objectives. Without such additional capital, we may be required to curtail or cease operations.

BUSINESS

Overview

            We are a clinical-stage pharmaceutical company focused on the development, manufacture and commercialization of carbohydrate-based therapeutic drugs and dietary supplements designed to address blood sugar management and inflammatory diseases in a safe and efficient manner.

Currently, our lead pharmaceutical drug candidates are:

•	BTI-320, a non-systemic, carbohydrate-based compound designed to reduce post-meal elevation of blood glucose levels in Type 2 diabetic patients; and

•	IPOXYN, a carbohydrate-based, injectable drug intended to prevent necrosis, or cell death, and to treat hypoxic conditions, such as diabetic foot ulcers and other vascular complications.

Following Phase II clinical trial results reported in 2013 and the recent Phase IIb clinical trial concluded in October 2014, the U.S. Food and Drug Administration (“FDA”) accepted the Investigational New Drug Application (or IND) we filed for BTI-320 to treat Type 2 diabetes and weight management.  Joslin Diabetes Center in Boston will serve as the lead clinic for the multi-center, multi-country trial expected to commence in the first quarter of 2015.  The trial is expected to enroll up to 360 patients in the 24 week study which is being designed as a a randomized, placebo-controlled, double blind international multi-center study with two treatment arms.  The primary efficacy endpoint of the trial is the mean change in HbA1c levels from baseline at 24 weeks and will be conducted at a number of international centers located in the U.S., Europe, Asia and Australia.  Development of IPOXYN is in the pre-clinical planning stage.

In addition, we currently sell SUGARDOWN®, a non-systemic, carbohydrate-based dietary supplement designed to support healthy blood glucose levels, over the Internet and by purchase order.

We were formed on August 24, 2009 as a Delaware corporation under the name of Avanyx Therapeutics, Inc. Initially, we focused on our IPOXYN drug candidate. On November 10, 2010, we entered into an Agreement and Plan of Merger with Boston Therapeutics, Inc., a New Hampshire corporation, which added our BTI-320 drug candidate to our pipeline. The transaction provided for (i) the merger of the New Hampshire entity into our company, with our company being the surviving entity, (ii) the issuance by us of 4,000,000 shares of common stock to the stockholders of the New Hampshire entity as consideration for 100% of the outstanding common stock of the New Hampshire, and (iii) the change of our corporate name to Boston Therapeutics, Inc.

Novelty of Complex Carbohydrate Science

Carbohydrate molecules, which are essential to the transmission and recognition of cellular information, have been shown to play an important role in major diseases including cancer, cardiovascular disease, Alzheimer’s disease, inflammatory disease and viral infections.  We believe this offers a largely untapped area for treatment by utilizing:

•	in the case of BTI-320 and SUGARDOWN®, modified mannan (a polymer found in plants) to lower the rise in post-prandial blood glucose (PPG, or post-meal blood sugar); and

•	in the case of IPOXYN, hemoglobin as modified by carbohydrate chemistry to deliver oxygen to cells in a necrosis or hypoxic condition.

We use naturally occurring, readily-available plant materials as starting material to create proprietary complex carbohydrates with specific molecular weights and other pharmaceutical properties. These complex carbohydrate molecules are then formulated into acceptable pharmaceutical formulations.  Using these novel carbohydrate-based candidate compounds that largely bind and inhibit enzymes, we are undertaking the focused pursuit of developing therapies for diabetes and other serious diseases in which enzymes have a demonstrated role in causing the disease.

Our management team, including most notably our Chairman and Chief Executive Officer David Platt, Ph.D., has played a leading role in the development of complex carbohydrate science and a pipeline of carbohydrate-based therapeutics to address a variety of unmet medical needs.  We believe this expertise is particularly valuable as we progress the clinical development of our products and work to expand market awareness and sales of SUGARDOWN®.

BTI-320 and SUGARDOWN® Mechanisms of Action

Diabetes is a chronic disease in which a patient’s inability to produce the hormone insulin in sufficient amounts or at all leads to high levels of glucose in the blood stream, which in turn can cause complications such as heart, kidney and retina disease. The modified mannan in BTI-320 tablets works to lower the rise in post-meal blood glucose in several ways.  First, it binds to long-chain starch polysaccharides in food and to the digestive enzymes that cleave these large sugars into glucose.  Second, it temporarily coats the inside of the small intestine to slow the absorption of glucose. Together, these mechanisms have been shown to lower the rate of absorption of glucose from the small intestine into the blood.

BTI-320 is intended to reduce the amount of glucose available for absorption into the bloodstream.  Most anti-diabetes drugs, also called hypoglycemic drugs, force blood sugar levels down systemically by targeting organs such as the pancreas and the body’s cells, increasing the risk of side effects as has been evidenced in recent FDA findings.  In contrast, BTI-320 targets enzymes in the mouth and small intestine to reduce the uptake of glucose during the digestion of carbohydrate foods.  We believe this preemptive, non-systemic approach to blood sugar management provides for a stronger safety profile.  The BTI-320 profile is enhanced due to its GRAS (Generally Regarded as Safe) classification.  SUGARDOWN® has a similar mechanism of action.

In February 2013, we reported positive results from a Phase II clinical study conducted at Dartmouth-Hitchcock Medical Center that evaluated the safety and efficacy of BTI-320.  The study evaluated BTI-320 in 24 patients with Type 2 diabetes between the ages of 18 and 75 with a body mass index (BMI) of 25-40 kg/m2 and with a HbA1c (a lab test that shows the average level of blood glucose over the previous three months) of less than or equal to 9 percent.  The primary endpoint of this study was to demonstrate a minimum reduction of incremental area under the curve (AUC) of post-meal blood glucose by 20%.

In this study, forty-five percent (45%) of patients responded positively with a forty percent (40%) reduction of post-meal glucose in the blood compared to baseline in a dose-dependent manner.  Additionally, results showed the effect of BTI-320 does not correlate with duration of diabetes, and worked regardless of concurrent diabetes medications. There was no severe hypoglycemia (low blood sugar episodes), gastrointestinal side effects were mild and satiety (fullness) was observed. In the article published in the July/August 2013 issue of the peer reviewed journal, Endocrine Practice, there were no serious adverse events (SAEs) from the data analysis of the open-label dose escalation crossover trial on patients with Type 2 diabetes.

In 2012, we conducted a clinical study at the University of Sydney in Australia that showed the post-meal incremental area under the curve (iAUC) for glucose and insulin were significantly lower following consumption of SUGARDOWN® prior to a high carbohydrate meal of rice in a dose-dependent manner.  This resulted in a reduction of up to 61 percent in post-meal elevation of blood glucose compared with the rice consumed alone.  On average, there was a 32 percent reduction in the post-meal iAUC for glucose and a 24 percent reduction in post-meal insulin response for the volunteers in the study. No severe adverse effects were reported or observed during the study. SUGARDOWN® was tested in healthy, but overweight, adults with a mean body mass index (BMI) value of 27.3 kg/m2.  This clinical study indicated that SUGARDOWN® can maintain healthy glucose levels even after meals, when sugar tends to spike.

In October 2014, we reported results from a Phase IIb study of BTI-320 in patients with Type 2 diabetes conducted in the U.S. by Accumed Research Associates.  The trial enrolled 23 patients with Type 2 diabetes diagnosed for at least one year and who were on a stable daily dose of Metformin for at least three months.  The patients were administered BTI-320 and Metformin using a randomized, double-blind, placebo-controlled, dose-ranging, three-way cross-over study design.  Of the 23 patients that completed the trial, 15 patients did not respond to the rice test meal for unexplained reasons.  The remaining eight patients responded to BTI-320 with up to a 34% reduction in post meal blood glucose levels.  Patients were given one to two BTI-320 tablets, half of the dose of the Dartmouth study and one third the dose of the University of Sydney trial.  The results of the trial showed BTI-320 as safe and well tolerated, with no adverse events reported and provided information on different patient populations to be used to design the proper protocols for the clinical trial planned for 2015.

IPOXYN and OXYFEX

IPOXYN is a carbohydrate-based, injectible solution that can potentially prevent necrosis, or cell death, and treat hypoxic conditions such as diabetic foot ulcers and other vascular complications of diabetes. IPOXYN, a blood substitute, has a very broad range of potential applications, including but not limited to, tissue death prevention, wound healing, traumatic blood loss, traumatic brain injury, stroke, cancer, surgery, transplant and anemia.  In addition, since donated human blood needs refrigeration and has a shelf life of less than one month, IPOXYN can serve as an adjunct to or replacement for donated blood in trauma and surgery cases when there are human blood supply deficiencies.

Hypoxia is a condition in which cells lack sufficient oxygen supply to support metabolic function. As evidenced by the well-established record of data relating to similar products, the IPOXYN carbohydrate molecule contains oxygen rechargeable iron which picks up oxygen in the lungs, is 5,000 times smaller than a red blood cell (or RBC), and can reach hypoxic tissue more effectively than RBCs. IPOXYN is stable at room temperature, has a five year shelf life and requires no blood type matching. We plan to introduce this product in clinical trials for hypoxic medical conditions.

Our pharmaceutical agents are intended for intravenous administration into the circulatory system to target acute and late stage diseases that, we believe, have a great unmet medical need. Hypoxia conditions, which we intend to treat with IPOXYN, result from a lack of oxygen supply to living cells. Hypoxia will lead to ischemia, inflammation and the death of living cells. Ischemia is a restriction in blood supply, generally due to factors in the blood vessels, with resultant damage or dysfunction of tissue. Diabetic foot ulcer, which occurs in 15% of patients with diabetes and precedes more than 80% of all lower leg amputations, is one of the major complications of diabetes mellitus. Two major risk factors that cause diabetic foot ulcer are diabetic neuropathy and micro/macro ischemia. Increases in mortality among diabetic patients observed over the past 20 years are considered to be due to the development of macro and micro vascular complications including the failure of the wound healing process. A failure of effective treatment of wounds in this population can often lead to infection, tissue death and amputation of the lower leg and foot as the only treatment option. We believe that IPOXYN represents a potentially effective treatment for lower limb complications of diabetes.

We are also developing OXYFEX, a veterinary analog to IPOXYN. We are unaware of any drug currently on the market for animals that can deliver oxygen, and there is only limited “blood banking” for animals despite a constant need. OXYFEX™ can serve as the only available oxygen delivery mechanism for animals suffering ischemia or traumatic and surgical blood loss events.

IPOXYN and OXYFEX consist of a stabilized glycoprotein composition containing oxygen-rechargeable iron, targeting both human and animal tissues and organ systems deprived of oxygen and in need of metabolic support. We have not conducted any clinical trials to confirm the efficacy of, or filed any applications with the FDA with respect to, IPOXYN. We are in the process of developing IPOXYN for pre-clinical studies, in order to conduct clinical trials and to file applications with the FDA as applicable. We expect to file an IND application with the FDA in 2015, provided we obtain adequate funding. We expect to have access to the pilot-scale manufacturing facility of a third party with adequate capacity to produce IPOXYN for clinical trials and market introduction following European Medicines Evaluation Agency (or EMEA) approval.

We have unrestricted access, subject to adequate funding, to both sufficient raw materials at commodity pricing and processing facilities to produce sufficient quantities of IPOXYN to complete pre-clinical pharmacokinetic, safety and efficacy studies in support of an investigative new drug (IND) filing in the United States in 2015. The primary raw material for IPOXYN is extracted from controlled sourced bovine blood which can be obtained from multiple sources at commodity prices under Good Manufacturing Practice (GMP). There are numerous facilities capable of processing source verified red blood cell extract. We expect to put in place agreements for obtaining and processing these materials upon funding.

Drug Development Status

BTI-320 is our lead product candidate and is currently in Phase II clinical development. We have not initiated any trials or filed any applications with the United States Food and Drug Administration (or FDA) for IPOXYN. Following Phase II clinical trial results reported in 2013 and the recent Phase IIb clinical trial concluded in October 2014, the FDA accepted the Investigational New Drug Application (or IND) we filed for BTI-320 to treat Type 2 diabetes and weight management.  Joslin Diabetes Center in Boston will serve as the lead clinic for the multi-center, multi-country trial expected to commence in the first quarter of 2015.  The trial is expected to enroll up to 360 patients in the 24 week study which is being designed as a a randomized, placebo-controlled, double blind international multi-center study with two treatment arms.  The primary efficacy endpoint of the trial is the mean change in HbA1c levels from baseline at 24 weeks and will be conducted at a number of international centers located in the U.S., Europe, Asia and Australia. Development of IPOXYN is in the pre-clinical planning stage.

BTI-320

In March 2014, following the successful results of the Dartmouth study, we received Institutional Review Board (IRB) approval to initiate a clinical study of BTI-320 in the United States.  In October 2014, we completed a Phase II trial in the United States and are currently undergoing an additional Phase II trial in France.  These trials were designed to build upon the results from our Dartmouth study for BTI-320. In the Dartmouth study, BTI-320 was well tolerated in patients taking various anti-diabetic agents, including Metformin.  The recent clinical trial in the U.S. showed BTI-320 was safe and well tolerated with no adverse events reported. The FDA has accepted an IND we filed for BTI-320 to treat Type 2 Diabetes and weight management.  We plan to commence a multi-center, multi-country clinical trial in 2015 for BTI-320.

IPOXYN

We believe IPOXYN is a safe and effective intervention for reversing acute hypoxia, fulfilling an unmet clinical need; and that IPOXYN can alleviate acute deficiency of oxygen and avert further life threatening complications and muscle and tissue death which can result from a sustained deficiency of oxygen. Our belief about the safety and efficacy of IPOXYN is based on preliminary good laboratory practices (GLP) testing of a material bio-similar to IPOXYN, where it was found that such bio-similar formulation had no material toxicity on a small group of animals. We understand that this testing of GLP produced bio-similar materials or, for that matter, pre-clinical testing, will not necessarily predict levels of toxicity and efficacy in humans. However, if clinical trials ultimately support this belief, in many clinical situations IPOXYN could become a significant new management tool to moderate the inconsistencies of RBC transfusion.

In addition to the expansive and broad application development in the field of human medical management, we envision a sizable market in the veterinary field and expect to make a registration filing for this market as soon as we can complete pre-clinical safety and efficacy studies. Clinical safety and efficacy studies under Good Manufacturing Practices have not yet been initiated.

Preliminary data from animal testing conducted by third parties suggests successful use of IPOXYN in hypoxia and critical anemic situations, where hypoxic conditions were critical to animal survival. Early experiments with dogs suggest intervention with IPOXYN will significantly improve survival in induced canine anemia models. This veterinary treatment of canine anemia will be our first target for seeking early regulatory approval in the European Union. As there is substantial commonality between the metabolic functions of humans and other mammals, animal testing becomes a starting point for many clinical development programs that can directly translate into clinical development programs for humans. The third party testing described here was conducted by a company that developed a bio-similar product to IPOXYN. Testing included repeated intravenous infusions of the product in dogs that was reported in well documented literature and regulatory filings, and the testing did not result in reported mortality/morbidity of the subject animals. Reports concerning anemic dogs infused with the bio-similar product showed increased plasma hemoglobin levels resulting in an increase of the oxygen carrying capacity of the treated animals. We have no agreements with the third party that conducted these toxicity tests, or its successors.

Market Opportunity

Diabetes

According to the International Diabetes Federation, in 2013, 382 million people worldwide are living with diabetes and that number is projected to increase to 592 million by 2035. In the United States alone, the Center for Disease Control estimated that there were 26 million people living with diabetes and an estimated 79 million people who were pre-diabetic in 2011. Standard therapies for diabetes include physician recommended diet and exercise, oral hypoglycemic drugs such as Metformin for Type 2 diabetes and insulin injection regimens for people with Type 1 diabetes. The objective of each is to maintain a daily blood glucose level range recommended by a physician. Each of the current therapies alone has its limitations including numerous side effects.

According to Standard & Poor’s, the diabetes drug market is estimated to be $35 billion and is on pace to grow to more than $58 billion by 2018. Pharmaceutical companies have been investigating new approaches to treating diabetes and market value has been maintained in the industry due to the introduction of these new products. We believe that BTI-320 represents a near-term commercial opportunity in a large and growing diabetes market. BTI-320 is pharmacologically differentiated from commercially available PPG drugs.

We believe that many patients with diabetes have suboptimal relief with the use of the above therapies alone or in combination with each other. In addition, other types of PPGs are only effective by themselves in the early stages of impaired glucose tolerance. Our BTI-320 oral formulation is a new class of drug for the treatment of Type 2 diabetes. Human testing to date has shown that it is safe and non-systemic with a benign side effect profile that will be used for the treatment of diabetes. We believe BTI-320 has the potential to be an adjunctive therapy when combined with Metformin, the most prescribed diabetes drug in the U.S. with 50 million prescriptions annually.

Hypoxia

Our injectable drug candidate, IPOXYN, will potentially compete with existing therapies for the treatment of hypoxia or anti-necrosis that according to Global Industry Analysts, Inc. has a global market opportunity of $1 billion. Hypoxia is a condition in which cells lack sufficient oxygen supply to support metabolic function. The standard therapy for acute anemia resulting from blood loss is infusion of RBCs mainly from supplies of donated blood. For prophylactic or long-term treatment of anticipated or chronic anemia, medications that stimulate the creation of new RBCs are frequently used.

Presently, there is no substitute for human blood to deliver oxygen to the body; and transfusions involve certain risks and limitations. The standard therapy for reversing hypoxia is blood infusion, RBCs or hyperbaric oxygen. Hyperbaric medicine or hyperbaric oxygen therapy (HBOT) is a medical term for using oxygen at a level higher than atmospheric pressure. The HBOT treatment can only be done at a medical facility and each session can cost from $200 to more than $1,000. For decades, oxygen carriers have been developed for perfusion and oxygenation of ischemic tissue; none have yet succeeded in becoming an artificial blood component or blood substitute. These products were either blood-derived elements, synthetic perfluorocarbons, or red blood cell modifiers. According to a Brown University study, there is a global shortage of transfusion suitable blood of 110 million units, and the need for blood is rising 6-7% annually.  IPOXYN, a blood substitute, has a broad range of potential applications, including but not limited to, tissue death prevention, wound healing, traumatic blood loss, traumatic brain injury, stroke, cancer, surgery, transplant and anemia.

Veterinary Market

We plan to commence marketing OXYFEX™ for veterinary applications, which we view as a potentially lucrative market, once we receive the necessary approvals in the U.S. and globally. We estimate that there are at least 15,000 small animal veterinary practices in the United States, another 4,000 mixed animal practices treating small and large animals in the United States and approximately 22,000 small animal practices in Europe. We believe that the average veterinary practice treats only a small percentage of canine anemia cases with red blood cell transfusion. The remaining animals receive either cage rest or treatment such as fluid administration, iron supplements, dietary supplements or inspired oxygen. The FDA Center for Veterinary Medicine approved a bio-similar product to OXYFEX™ named Oxyglobin in 1998 and the European Commission approved Oxyglobin in 1999, in both cases for the treatment of canine anemia, regardless of the cause of the anemia. Oxyglobin is no longer in use. Based upon the prior, limited efforts of the now bankrupt third party that developed Oxyglobin, we believe that the potential veterinary market for OXYFEX™ in the United States alone could exceed $250 million in sales annually within a few years after introduction.

Our Product Candidates

Our primary business is the development, manufacture and commercialization of therapeutic drugs with a focus on complex carbohydrate chemistry to address diabetes and inflammatory diseases.  We are currently focusing on drug candidates. BTI-320, a non-systemic, non-toxic, drug candidate taken before carbohydrate meals, is designed to improve post-meal blood sugar control in patients with Type 2 diabetes.

We are also developing IPOXYN, an injectable drug candidate for prevention of necrosis and treatment of hypoxia.  IPOXYN is a polysaccharide based therapeutic agent using proprietary processes and patented technology. Our IPOXYN drug consists of a stabilized polysaccharide composition containing oxygen-rechargeable iron, targeting both human and animal tissues and organ systems deprived of oxygen and in need of metabolic support.

According to Global Industry Analysts, Inc., the global market opportunity for anti-hypoxia or anti-necrosis technology is $1 billion. Early entry global markets include the following:

•	Military
•	Asia (replace Hepatitis C contaminated blood products)
•	Africa (AIDS contaminated blood)
•	Newborns
•	Trauma
•	Lower Limb Ischemia and other vascular complications of diabetes

BTI-320

Overview

BTI-320 is our lead product candidate and is currently in Phase II clinical development. We expect to begin a multi-center, multi-country clinical trial in 2015.

BTI-320 is a Carbohydrate hydrolyzing Enzyme Inhibitors (CHEI) for treatment of patients with Type 2 diabetes. BTI-320 initially targets improved management of post-meal blood sugar in patients currently taking Metformin and potentially other anti-diabetic agents.

BTI-320, a non-systemic, non-toxic, drug candidate taken before carbohydrate meals, is designed to improve post-meal blood glucose control in patients with Type 2 diabetes. BTI-320 acts non-systemically in the gastrointestinal tract to inhibit the enzymes that cleave complex carbohydrates from foods into simple sugars, reducing available glucose during the period following a meal. BTI-320 initially targets improved management of post-meal blood sugar in patients currently taking Metformin and potentially other anti-diabetic agents.

According to the International Diabetes Federations 2011 report, Guideline for Management of Post-meal Glucose in Diabetes, addressing both post-meal plasma glucose and fasting plasma glucose is an important strategy for achieving optimal glucose control, and that evidence points to a relationship between an acute increase in blood sugar, particularly after a meal, and cardiovascular disease. We completed a BTI-320 Phase II clinical trial in patients with Type 2 diabetes.

Status of Development of BTI-320

BTI-320 is fully developed as a drug candidate.  In October 2011, we announced the initiation of our clinical trial at Dartmouth-Hitchcock Medical Center in New Hampshire to evaluate the safety and efficacy of BTI-320 when added to oral agents or insulin regimen in patients with Type 2 Diabetes Mellitus. In July 2012, we announced the completion of patient enrollment. In February 2013, we announced that BTI-320 reduced the elevation of post-meal blood sugar by forty percent with no serious adverse events. The study evaluated BTI-320 in 24 patients with Type 2 diabetes between the ages of 18 and 75 with a body mass index (BMI) of 25-40 kg/m2 and with HbA1c of less than or equal to nine percent. HbA1c is a lab test that shows the average level of blood sugar (glucose) over the previous three months.

Forty-five percent of patients responded with an average forty percent reduction of post-meal glucose in the blood compared to baseline in a dose-dependent manner. Additionally, results showed the effect of BTI-320 does not correlate with duration of diabetes and works regardless of concurrent diabetes medications. There was no severe hypoglycemia and gastrointestinal side effects were mild. Satiety was also observed. There were no serious adverse events from the data analysis of the open-label dose escalation crossover trial on Type 2 diabetic patients.

The full article for the clinical study was published in the July/August 2013 issue of Endocrine Practice, a peer-reviewed journal.

In October 2014, we reported results from a Phase IIb study of BTI-320 in patients with Type 2 diabetes conducted in the U.S. by Accumed Research Associates.  The trial enrolled 23 patients with Type 2 diabetes diagnosed for at least one year and who were on a stable daily dose of Metformin for at least three months.  The patients were administered BTI-320 and Metformin using a randomized, double-blind, placebo-controlled, dose-ranging, three-way cross-over study design.  Of the 23 patients that completed the trial, 15 patients did not respond to the rice test meal for unexplained reasons.  The remaining eight patients responded to BTI-320 with up to a 34% reduction in post meal blood glucose levels.  Patients were given one to two BTI-320 tablets, half of the dose of the Dartmouth study and one third the dose of the University of Sydney trial.  The results of the trial showed BTI-320 as safe and well tolerated, with no adverse events reported and provided information on different patient populations to be used to design the proper protocols for the clinical trial planned for 2015. We currently have an ongoing Phase IIb trial in France.

Products Competitive with BTI-320

Anti-diabetic drugs. Anti-diabetic drugs treat diabetes mellitus by lowering glucose levels in the blood. With the exceptions of insulin, insulin analogues and Glucagon-like Peptide-1 Agonists, all are administered orally and are thus also called oral hypoglycemic agents or oral anti-hyperglycemic agents. There are different classes of anti-diabetic drugs, and their selection depends on the nature of the diabetes, age and situation of the person, as well as other factors.  BTI-320 is the first compound in a new class of therapies called Carbohydrate-hydrolyzing Enzyme Inhibitor (CHEI) for treatment of patients with Type 2 diabetes. BTI-320 acts non-systematically in the gastrointestinal tract to inhibit the enzymes that cleave complex carbohydrates from foods into simple sugars, reducing postprandial glucose excursion (post-meal blood sugar elevation).

Secretagogues. Secretagogues, which include Sulfonylureas and Meglitinides, help enhance insulin secretion. Sulfonylureas were the first widely used oral hypoglycemic medications. They are insulin secretagogues, triggering insulin release by direct action on the KATP channel of the pancreatic beta cells. Glipizide (Glucotrol®) falls into this category with side effects including GI discomfort, diarrhea and hypoglycemia.

Sensitizers. Insulin sensitizers address the core problem in Type 2 diabetes—insulin resistance—and include Biguanides and Thiazolidinediones. Among oral hypoglycemic agents, insulin sensitizers are the largest category. Biguanides reduce hepatic glucose output and increase uptake of glucose by the periphery, including skeletal muscle. Although it must be used with caution in patients with impaired liver or kidney function, metformin, a biguanide, has become the most commonly used agent for Type 2 diabetes in children and teenagers. Amongst common diabetic drugs, Metformin is the only widely used oral drug that does not cause weight gain. Metformin is the most prescribed drug in this category whose side effects may be hypoglycemia and lactic acidosis.

Thiazolidinediones (TZDs), also known as “glitazones,” bind to PPARγ, a type of nuclear regulatory protein involved in transcription of genes regulating glucose and fat metabolism. Rosiglitazone (Avandia®) and Pioglitazone (Actos®) fall into this category of anti-diabetic agent.

Alpha-glucosidase inhibitors. Alpha-glucosidase inhibitors are “diabetes pills” but not technically hypoglycemic agents because they do not have a direct effect on insulin secretion or sensitivity. These agents slow the digestion of starch in the small intestine, so that glucose from the starch of a meal enters the bloodstream more slowly, and can be matched more effectively by an impaired insulin response or sensitivity. These agents are effective by themselves only in the earliest stages of impaired glucose tolerance, but can be helpful in combination with other agents in Type 2 diabetes. Acarbose, marketed as Prandase® and Glucobay® is an Alpha-glucosidase Inhibitor.

IPOXYN and OXYFEX™

IPOXYN is designed for delivery as an intravenous solution, with the expectation that it can reverse an inadequate supply of oxygen and support various metabolic functions in the body in a manner and with effects similar to those resulting from the infusion of RBCs - but without the limitations of compatibility, availability, short shelf life, volume and logistical challenges commonly associated with transfusions of whole blood. Other intravenous fluids commonly used in emergency trauma to restore blood volume, such as Ringer’s lactate or saline, are not designed to and do not effectively carry oxygen. We have not conducted any clinical trials to confirm the efficacy of, or filed any applications with the FDA with respect to, IPOXYN. IPOXYN will not be ready for commercialization until these steps are completed. Preclinical animal study results for IPOXYN were presented at the XIII International Symposium on Blood Substitutes and Oxygen Therapeutics in July 2011.

We plan to introduce this product in clinical trials for hypoxic medical conditions. Hypoxia promotes resistance to conventional treatments, as well as treatments for other diseases. IPOXYN has the potential to greatly improve survival of patients in multiple indications in which hypoxia is a factor. Hypoxia is a condition in which cells lack sufficient oxygen supply to support metabolic function. It is widely known through research that lack of oxygen will result in a cascade of biochemical reactions which promote resistance to many helpful therapeutic substances and which interfere with the body’s own repair mechanisms. Antibiotics for the treatment of infection are less effective when hypoxic conditions are involved. Similarly, hypoxic cancer cells are resistant to chemotherapy treatments; most chemotherapy drugs rely on rapid cell division which requires normal oxygenation of cells, but in a hypoxic condition, cells divide slowly and therefore resist many chemotherapy treatments.

Another unmet clinical need is in various acute ischemic conditions, where hypoxia can develop from a local restriction of constrained blood vessels, or poor and compromised flow which leads to insufficient supply of oxygen by otherwise well-oxygenated and distributed RBCs, e.g. cerebral ischemia, ischemic heart disease and intrauterine hypoxia which is an unchallenged cause of perinatal death. In these cases IPOXYN, as a rechargeable soluble oxygen delivery agent, may not be restrained whereas well-oxygenated RBCs may be prevented from flow and delivery of oxygen. This is so because RBCs are large biological structures compared to the size of IPOXYN, which is a modified single-protein function oxygen carrier. In ischemic and hypoxic conditions, RBCs may not be able to penetrate the small vessels which have lost their integrity to support RBC distribution and thus oxygen availability. Due to its small molecular size, IPOXYN can carry and distribute oxygen widely without risk of clot formation and flow stoppage.

In veterinary medicine applications, OXYFEX™ will be used as an oxygen delivery agent similar to a blood substitute for ischemia and trauma, as well as for blood loss during surgery.

Status of development of IPOXYN

We are in the process of developing IPOXYN for pre-clinical studies, in order to conduct clinical trials and to file applications with the FDA as applicable.

Products Competitive with IPOXYN

Many biotechnology and pharmaceutical companies are developing new technologies for the treatment of hypoxia and other diseases. The standard therapy for reversing hypoxia due to acute blood loss may be blood infusion, RBCs or hyperbaric oxygen. Hyperbaric medicine, also known as hyperbaric oxygen therapy (HBOT), is the medical terminology for using oxygen at a level higher than atmospheric pressure. There are many conditions being treated using this approach including acute blood loss (Hart GB, Lennon PA, Strauss MB. (1987) “Hyperbaric oxygen in exceptional acute blood-loss anemia,” J. Hyperbaric Med 2 (4): 205–210). In the United States, HBOT is recognized as a reimbursable treatment for 14 “approved” conditions and an HBOT session can cost anywhere from $200 in private clinics, to over $1,000 in hospitals. The most common intervention in hypoxic patients is RBC transfusion. The need for intervention to reduce hypoxia can also be affected by medical conditions such as ischemia or cardiopulmonary failure, claudication (cramping caused by blocked arteries in the leg), poor perfusion and other indications, where a combination of below optimal flow and capacity are compromising oxygen delivery.

When compared to RBC transfusion, we believe IPOXYN will have the following advantages:

•	Availability: readily available, with a two year shelf-life (much longer than the two week shelf life for RBCs) and easier to perfuse.

•	Stability: stored at room temperature for months while maintaining its full capacity for oxygen delivery and release and logistical convenience.

•	Sterile: when manufactured and processed consistently through good manufacturing practices, free of infectious agents and unnecessary elements.

•	Compatibility: safe for all blood types in a wide range of conditions and does not require pre-infusion typing or testing for compatibility.

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Critical care: IPOXYN can be safely applied outside the hospital to treat or prevent ischemic conditions in cases like shock and trauma, heart attack or stroke where low flow or suspended local flow are disrupted. A readily available infusion package makes it a straightforward tool for emergency medical teams to use on site in order to save a patient’s life, when time is of the essence for survival.

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Molecular structure: Chemically, IPOXYN features a small molecular size compared to RBCs, so it possesses better flow characteristics and circumvents constricted vessels that restrict flow of RBCs and thus the supply of oxygen to tissues and organs.

•	Oxygenation: Due to its high solubility, it has high capacity and faster exchange of oxygen in tissues, as well as facilitating the release of oxygen from RBCs for overall unparalled efficiency.

For chronic anemia situations, erythropoietin-based formulations are available from two suppliers. Erythropoietin stimulates the erythropoietic system in the bone marrow to produce its own RBCs. These products are slow acting, and only administered in anticipation of blood loss during surgery, and are not effective for temporary use or in emergency situations when acute blood loss requires RBC infusion to deliver oxygen.

The fields of treatment of oxygen-deprived states have been approached in many ways. These include such techniques as high oxygen concentration, hyperbaric chambers, as well as the more mechanical approaches of vessel dilation and blood thinning. All have met with minor measures of improvement. In the early 1980’s a number of companies focused on creating specific oxygen carriers that were either (a) blood derived elements, (b) synthetics consisting of Perfluoro chemicals or (c) elements created using recombinant and molecular engineering approaches (red cell modifiers). Companies including Baxter, Abbot, and Biopure and OPK Biotech, for example, used the blood derived approach; Green Cross, Alliance Pharmaceuticals and Synthetic blood focused on synthetics, and Somatogen and Allos Therapeutics tried recombinant and molecular engineering. All of these approaches were early attempts to meet a need whose main focus has been on a “blood substitute”. Our approach is fundamentally different. Instead of a blood substitute, we are offering a new chemical entity that will deliver oxygen to hypoxic cells.

We are aware of other companies researching the use of hemoglobin as a therapeutic, including programs in China and Japan. We expect IPOXYN to compete with traditional therapies and with other oxygen delivery pharmaceuticals. Some of our competitors and potential competitors may have greater financial and other resources to develop, manufacture and market their products. We believe the most immediate competition comes from companies currently conducting clinical trials of investigational hemoglobin solutions.

We believe that these programs are in the preclinical stage of development. We believe that our use of bovine red blood cells for the production of IPOXYN is an advantage over products made from donated human red blood cells stored for a long period of time and other competitive approaches because of the availability, abundance, ability to control source, cost and relative safety of bovine red blood cells.

SUGARDOWN®

We have developed and currently produce and sell SUGARDOWN®, a non-systemic complex carbohydrate-based dietary food supplement to support healthy post-meal blood glucose using proprietary processes and technology. We have unrestricted access to both sufficient raw materials at commodity pricing and processing facilities to produce sufficient supply of SUGARDOWN® to support product distribution across multiple sales channels as a dietary supplement. Our SUGARDOWN® dietary supplement consists of a complex carbohydrate composition.

Status of Development of SUGARDOWN®

We completed development of SUGARDOWN® as an over the counter (OTC) dietary supplement. We filed a structure and function claim application with the United States Food and Drug Administration (FDA) with respect to SUGARDOWN®, which describes the proposed mechanism of action of SUGARDOWN® in reducing post-meal elevation of glucose in the blood. We have submitted thirty structural and functional claims with the FDA. We currently have strategically filed national stage patent applications pending that are directed to the Composition of Purified Mannanns, which are utilized in the formulation of SUGARDOWN®. We have also received a registered mark for SUGARDOWN®. General Product Liability Insurance for SUGARDOWN® has been in effect since April 2010. On January 24, 2012, we announced the clinical trial results in healthy volunteers performed at the University of Sydney on SUGARDOWN®. On January 28, 2013, we announced the final results of the study conducted at the University of Sydney that showed the post- meal incremental area under the curve (iAUC) for glucose and insulin were significantly lower following consumption of SUGARDOWN® tablets prior to a high carbohydrate meal of rice in a dose-dependent manner. This resulted in a reduction of up to 61% in post-meal elevation of blood glucose compared with the rice consumed alone. On average, there was a 25.5% reduction in the post-meal iAUC for glucose and a 20% reduction in post-meal insulin response for the 10 volunteers in the study. No severe adverse effects were reported or observed during the study.

Licensing Agreement with Advance Pharmaceutical Company

On June 24, 2011, we entered into a definitive Licensing and Manufacturing Agreement (the “Agreement”) with Advance Pharmaceutical Company (“Advance Pharmaceutical”), a Hong Kong-based, privately-held company.

Under terms of the Agreement, we will manufacture and supply product in bulk for Advance Pharmaceutical. Advance Pharmaceutical will be responsible for the packaging, marketing and distribution of SUGARDOWN™ in China. Advance Pharmaceutical will also have rights to develop and manufacture SUGARDOWN™ for commercial sale in China, subject to establishment of quality assurance and quality control standards set forth by us. The Agreement provides that Advance Pharmaceutical will pay royalties to us for SUGARDOWN™ and related products developed by us and a reduced royalty rate for products based on our intellectual property and developed by Advance Pharmaceutical. Revenue generated through this agreement for the years ended December 31, 2013 and 2012 were approximately $315,000 and $17,000, respectively.  Revenue generated for the three and nine months ended September 30, 2014 were $119,280 and $181,647, respectively.  Revenue generated for the three and nine month periods ended September 30, 2013 were $215,798 and $236,485, respectively.

Marketing SUGARDOWN®

We believe SUGARDOWN® is a safe and effective dietary supplement that can help support healthy after-meal blood sugar and support a weight management plan by helping to curb appetite if taken before meals. The product is ready for limited market release and is currently available for distribution in some Asian markets and is available for sale in the U.S. through our product website, www.sugardown.com.

      To date, our marketing plan for SUGARDOWN® has been to out-license marketing rights to strategic partners in their jurisdictions of expertise. To that end, in June 2011, we entered into an agreement with Advance Pharmaceutical Co. Ltd., our Hong Kong-based strategic partner that is also a significant stockholder of ours, to develop markets for SUGARDOWN® in Hong Kong, China and Macau.  In November 2014, we agreed to expand their marketing agreement to include 12 additional countries: Korea, Taiwan, Singapore, Thailand, Malaysia, Vietnam, Philippines, Myanmar, Indonesia, Laos, Brunei and Cambodia.   In addition in May 2013, we engaged with American Medical Supplies to develop markets for SUGARDOWN® in Egypt and Saudi Arabia.

On May 14, 2014, we entered into a definitive Marketing Agreement with Benchworks SD, LLC (Benchworks), a company engaged in the marketing, promotion and offering for distribution and sale of pharmaceutical, healthcare and consumer products.  Under the terms of the agreement, we have granted Benchworks the exclusive right to promote, market, sell and distribute SUGARDOWN®, our dietary supplement that supports healthy blood sugar, in North America for an initial term of one year, subject to extension in accordance with the terms of the agreement.  Benchworks is responsible and bears the expense for marketing and commercializing SUGARDOWN®, including the creation and payment for marketing, creative and promotional materials.  The agreement defines certain minimum net sales levels that Benchworks must achieve to maintain exclusivity; and the agreement also provides for net sales splits with Benchworks receiving 65% of the first $10 million in net sales from the sale of SUGARDOWN® in North America, with a declining share to 50% for net sales in excess of $40 million.

Overview of Diabetes

Diabetes Mellitus

Diabetes mellitus, known simply as diabetes, is a chronic metabolic disorder in which a person has abnormally high levels of glucose in the circulating blood. This condition is caused by a failure of the pancreas to produce insulin and/or an inability of the body to respond adequately to circulating insulin. When glucose builds up in the blood instead of going into cells, it can lead to diabetes complications, which include limb Ischemia and neuropathy, retinopathy, kidney, cardiovascular and cerebrovascular diseases.  According to the Centers for Disease Control and Prevention (CDC), diabetes affected approximately 26 million people in the United States in 2011. The estimated cost of diabetes in the United States alone is $245 billion, according to a study commissioned by the American Diabetes Association entitled, Economic Costs of Diabetes in the U.S. in 2012.

Pre-Diabetes

Pre-diabetes is the state in which a person has higher than normal blood glucose level, but not high enough to be diagnosed with diabetes. While in this range between normal and diabetic, patients are at risk for not only developing Type 2 diabetes, but also for cardiovascular complications. According to the CDC, pre-diabetes affected an estimated 79 million Americans in 2010.

Diabetes Mellitus is categorized into three general areas:

Type 1 diabetes: results from the body’s failure to produce insulin, and presently requires the person to inject insulin. Only 5-10% of people with diabetes have this form of the disease. It is considered an auto-immune disease, since the body’s immune system attacks and destroys insulin producing beta cells in the pancreas.

Type 2 diabetes: results from insulin resistance by the body’s cells, deficient insulin production by the Pancreas or a combination of both. Insulin resistance is a condition in which the cells in the body ignore or have become desensitized to insulin.

Gestational diabetes: is determined when pregnant women, who have never had diabetes before, have a high blood glucose level during pregnancy. It may precede development of Type 2 diabetes and affects approximately 4% of all pregnant women.

People with Type 2 and Type 1 diabetes generally manage their blood glucose level on a meal-to-meal basis. High levels of glucose in the bloodstream for prolonged periods can lead to complications of diabetes caused by reduced oxygen supply and nerve tissue damage to eyes, kidney, brain, heart and limbs.

Standard therapies for diabetes include physician-recommended exercise and diet, oral hypoglycemic drugs such as Metformin for Type 2 diabetics, and insulin injection regimens for Type 1 diabetics. The objective of each is to maintain a daily blood glucose level range recommended by a physician.

Overview of Hypoxia

Hypoxic conditions are detrimental to maintaining normal functionality in all living tissues. In mammals, red blood cells (RBCs) deliver oxygen throughout the body using hemoglobin, a protein responsible for carrying and releasing oxygen to the body’s tissues. Under normal conditions, approximately 98% of oxygen is delivered by hemoglobin in the RBCs, while less than two percent is dissolved in the plasma, the fluid part of the blood.

As the heart pumps blood, RBCs take up oxygen in the lungs and carry it to various parts of the body. Blood travels through progressively smaller blood vessels to the capillaries, some of which are so narrow that RBCs can only pass through them in single file. Most of the oxygen release occurs in the capillaries. Oxygen depleted RBCs return to the lungs to be reloaded. Adequate blood flow, pressure and RBC counts are crucial to this process. Hypoxia, or oxygen deprivation, even for several minutes, can result in cell damage, organ dysfunction and, if prolonged, death.

The causes of inadequate tissue oxygenation generally can be classified into three major categories:

Ischemia: inadequate RBC flow for tissue oxygenation. Ischemia may be caused by obstructed or constricted blood vessels and can lead to stroke, heart attack or other organ or tissue dysfunction.

Cardiopulmonary failure: impaired function of the heart or lungs. Cardiopulmonary failure may be caused by the inability of the heart to pump sufficient quantities of blood to meet the needs of the tissues or the failure of the lungs to oxygenate blood adequately.

Anemia: insufficient RBCs in circulation. This condition can be caused by chronic disorders affecting RBCs functionality or production like chemotherapy and radiation for treatment of cancer, or blood borne diseases like bone marrow diseases. Anemia may be also caused by acute blood loss from accidental injury or surgery.

The standard therapy for acute anemia resulting from blood loss is infusion of RBCs mainly from supplies of donated blood. For prophylactic or long-term treatment of anticipated or chronic anemia, medications that stimulate the creation of new RBCs are frequently used.

Presently, there is no substitute for human blood to deliver oxygen to the body; and transfusions involve certain risks and limitations. Despite the effort by blood banks around the world to screen the blood supply for HIV, hepatitis and other blood borne diseases, there is a continuing risk of an unsafe blood supply in many parts of the world; donated blood continues to carry the risk of disease transmission.

Blood compatibility and handling and storage requirements and limitations limit the use of RBCs transfusions to hospital environment only. Shortages of certain types of blood thus occur due to seasonal factors or disasters. Since RBCs’ oxygen-delivering capacity breaks down with storage (approximately 75% capacity remains after eight days of storage) their shelf-life is less than 42 days, limiting the ability for significant stockpiles of RBCs. In addition, for ischemic conditions due to constricted blood vessels where normal passage of RBCs is restricted or due to impaired heart or lung function, RBC transfusions are generally not effective.

Business Strategy

Our business strategy primarily consists of the following:

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to advance our leading clinical stage drug candidates, BTI-320 and IPOXYN, through regulatory approvals in the United States and the European Union and, if successful, to commercialize BTI-320 and IPOXYN either on our own or with one or more strategic partners in the U.S. and/or outside of the U.S.; and

•	to drive brand awareness and increase sales of SUGARDOWN® in North America and globally in 2015 and beyond and to further study the potential beneficial characteristics of SUGARDOWN®.

We intend to continue to establish and implement clinical development programs that add value to our business in the shortest period of time possible and to seek strategic partners when a program becomes advanced and requires additional resources. We intend to continue focusing our expertise and resources to develop novel formulations, and to leverage development partnerships to apply our complex carbohydrate chemistry design in other medical indications. We may seek to enter into licensing, co-marketing, or co-development agreements across different geographic regions, in order to avail ourselves of the marketing expertise of one or more seasoned marketing and/or pharmaceutical companies. Our strategy is to leverage considerable industry experience, expertise in complex carbohydrate chemistry and clinical development experience to continue to identify, develop and commercialize product candidates with strong market potential that can fulfill unmet medical needs in the treatment of diabetes and inflammatory diseases. We plan to further develop new and proprietary drug candidates to provide improved efficacy and safety by using novel development pathways specific to each candidate.

A core part of our strategy relies upon creating safe and efficacious drug formulations that can be administered as standalone therapies or in combination with existing medications. We believe we utilize a novel approach that is expected to create safe and efficacious drug formulations that can be combined with existing therapies and potentially deliver valuable products in areas of high unmet medical needs. In 2014, we assembled a scientific advisory board consisting of scientists with both academic and corporate research and development experience that will provide leadership and counsel in the scientific, technological and regulatory aspects of our current and future projects.  In addition, we have assembled a medical advisory board consisting of leading physicians and key opinion leaders who have participated in relevant clinical studies and who will guide us through ongoing clinical trial programs.  Our scientific and medical advisory boards consist of some of the leading scientists, medical doctors and professionals in the carbohydrate and diabetes fields.

We believe that our highly experienced drug development leadership provides us with a significant competitive advantage in designing highly efficient clinical programs to deliver valuable products in areas of high unmet medical needs.

Key Strengths

We believe that our key differentiating elements include:

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Focus on novel therapeutic opportunities provided by carbohydrates: We are focused on development of carbohydrate-based compounds to better manage blood glucose and anti-necrosis or hypoxia therapeutics. As a result of its structural complexity, carbohydrates have not received as much scientific attention as nucleic acids and proteins. Carbohydrate-based therapeutics have proven to be efficacious and safe, while elimination many common side effects from other types of drugs.

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Experienced management: Our Chief Executive Officer and Chairman, David Platt, Ph.D., is a chemical engineer, a pioneer in designing drugs made from carbohydrates, and has more than 30 years of experience in the development of therapeutic drugs. He is the inventor or co-inventor on a number of patents. He has been involved in the FDA approval process for several drugs, and we anticipate that his expertise will be critical as we develop our product candidates through clinical trials and FDA approval process. We are the third company founded by Dr. Platt. The first two are International Gene Group, which later became Prospect Therapeutics, and is now known as LaJolla Pharmaceuticals (Nasdaq: LJPC), and Pro-Pharmaceuticals (now Galectin Therapeutics) (Nasdaq: GALT). LJPC is applying its carbohydrate-based technologies in cancer and chronic kidney disease and GALT is focused on liver fibrosis and cancer. Their core technologies were either developed or co-developed by Dr. Platt. Our Chairman and Chief Executive Officer, David Platt, has been a leading pioneer in the area of complex carbohydrates for over 30 years and has significant experience developing pharmaceutical drug candidates. Furthermore, we assembled a scientific advisory board consisting of scientists with both academic and corporate research and development experience that will provide leadership and counsel in the scientific, technological and regulatory aspects of our current and future projects.  In addition, we have assembled a medical advisory board consisting of leading physicians and key opinion leaders who have participated in relevant clinical studies and who will guide us through ongoing clinical trial programs.  Our scientific and medical advisory boards consist of some of the leading scientists, medical doctors and professionals in the carbohydrate and diabetes fields.

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Products are differentiated and address significant unmet needs: Both of our lead product candidates, BTI-320 and IPOXYN, are well-differentiated diabetes-related formulations that address significant unmet medical needs.  Diabetes management, including sugar management and treatment of inflammatory diseases, remains a critical area of unmet need. Increasingly, patients, physicians and the media are highlighting the deficiencies of current diabetes-related therapies and the growing population of affected individuals.

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A multiple product portfolio with a balanced risk reward profile:  We have two lead product candidates and a dietary supplement product currently generating revenue with what we believe are significant growth prospects.  We have also begun to develop a pipeline of additional carbohydrate-based therapeutics.  Accordingly, we believe that the revenues we generate from our advanced products and drug candidates will offset costs related to developing our existing and future pipeline.

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Efficient development strategy: We believe that the FDA’s 505(b)(2) regulatory pathway for IPOXYN and its veterinary analog, OXYFEX, lowers the risk of drug development of these drug candidates.  Our strategy of combining these drugs, once approved, with novel delivery methods and pharmaceutical compositions is expected to significantly reduce clinical development time and costs and lowers regulatory risks, while delivering valuable products in areas of high unmet need to the market place.

Manufacturing

We currently contract with a third-party to manufacture BTI-320 and SUGARDOWN® in the United States at a Good Manufacturing Practices (GMP) compliant facility. We expect to have access to a pilot-scale manufacturing facility with adequate capacity to produce IPOXYN for clinical trials and market introduction following FDA/European Medicines Evaluation Agency (EMEA) approval, but no agreement for such access is currently in place. We intend to utilize manufacturing facilities that we believe are fully compliant with GMP only, as required by the regulatory authorities in Europe or the United States.

Environmental Regulation

Pharmaceutical research and development involves the controlled use of hazardous materials. Biotechnology and pharmaceutical companies must comply with laws and regulations governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. We do not anticipate building in-house research, development or manufacturing facilities, and, accordingly, do not expect to have to comply directly with environmental regulation. However, our contractors and others conducting research, development or manufacturing activities for us may be required to incur significant compliance cost, and this could in turn could increase our expense or delay our completion of research or manufacturing programs.

Lack of Major Customers

To date we have had limited sales of our products and have one significant customer, Advance Pharmaceutical Co. Ltd., a Hong Kong-based pharmaceutical company, a significant stockholder of ours, for distribution of SUGARDOWN® in Hong Kong, China and Macau.  These authorized territories were recently expanded to include Korea, Taiwan, Singapore, Thailand, Malaysia, Vietnam, Philippines, Myanmar, Indonesia, Laos, Brunei and Cambodia. One of our directors, Conroy Chi-Heng Cheng, is also a director of Advance Pharmaceutical Co. Ltd. We also have engaged with American Medical Supplies to develop markets in Egypt and Saudi Arabia. In May 2014, we entered into a strategic marketing agreement with Benchworks SD, LLC, a leading branding and marketing agency, aimed at driving brand awareness and growing sales of SUGARDOWN® among the large pre-diabetic population in North America.

Intellectual Property

Patents, trademarks, trade secrets, technological know-how and other proprietary rights are essential to our business. Our patent portfolio is directed to three main areas, mannans, hemoglobin composition and methods of use, and taste masking in chewable tablets. The active ingredient in BTI-320 is a mannan, and BTI-320 is a proprietary fractionated mannan. Mannans are a group of plant-derived complex carbohydrates, or polysaccharides, which consist mainly of polymers of the sugar mannose. Some of the plants from which mannans are derived are guar, locust bean, fenugreek, barley and konjac. Published studies on mannans have shown that they possess significant biological activity ranging from inhibition of cholesterol absorption to promoting wound healing and inhibiting tumor growth. Studies have also shown that consuming mannans before a meal may lessen the rise in blood glucose after the meal. Therefore, supplementation with mannans may be beneficial in the management of diabetes by supporting healthy blood sugar levels. We seek to strengthen our patent portfolio and increase market exclusivity as we progress in our clinical development process. During the clinical development and commercial scale up of our products, we anticipate additional intellectual property may be realized from the creation of novel therapeutic formulations, methods of manufacture, methods of use and novel quality control assays for each of our products. Our intellectual property estate directed to our technology and products consists of a provisional patent application and three international patent applications and their related national stage applications entitled: Composition of Purified Soluble Mannans for Dietary Supplements and Methods of Use Thereof (W02012/061675); Hemoglobin Compositions and Methods of Use (WO2012/78850); Encapsulation of Pharmaceuticals for Taste Masking in Chewable Tablets (PCT/US14/27243); and Compositions for Inhibiting Amylase Mediated Hydrolysis of Alpha (1-4) Linked Glucose Polymers (61/991,814).

 The international patent application entitled Hemoglobin Compositions and Methods of Use and its related national stage filings, which were assigned to us by Dr. Platt, are directed to our IPOXYN and OXYFEX technologies.

The international patent application entitled Composition of Purified Soluble Mannans for Dietary Supplements and Methods of Use Therof and its related national stage filings, which were assigned to us by Dr. Platt, are directed to our BTI-320 and SUGARDOWN technologies.

Dr. Platt also has assigned the trademarks IPOXYN (U.S. Trademark Application No. 77754473) and Avanyx Therapeutics™ (U.S. Trademark Application No. 77806120) to us. Dr. Platt and our former President Mr. Tassey have assigned the trademark SUGARDOWN® (U.S. Trademark Reg. No. 3,955,414, registered May 3, 2011) to us.

Government Regulation

New drug approval for clinical use requires extensive research, manufacturing, pre-clinical and clinical studies, packaging, labeling, advertising, promotion, export and marketing, among other things. Both BTI-320 and IPOXYN will be subject to extensive regulation by governmental authorities in the United States and other countries. As a therapeutic product administered by intravenous infusion IPOXYN will be regulated as a drug and will require extensive safety and efficacy studies for regulatory approval before it may be commercialized.

Drug Approval Process

In the United States, IPOXYN is a new chemical entity and will require FDA approval. BTI-320, as a drug candidate, will also require FDA approval. Before final approval for marketing for either IPOXYN or BTI-320 could occur, the following steps must be completed: preclinical safety animal studies, GMP manufacturing, submission of Investigational New Drug, or IND application for extensive clinical trials to show proof of concept to significant health benefit.

After approval and during clinical studies the FDA can put the drug on “clinical hold.” In such case, the IND sponsor and the FDA must resolve any outstanding concerns before the use of the drug can proceed. The FDA may stop marketing, or clinical trials, or particular types of trials, by imposing a clinical hold because of safety concerns and potential risk to patients.

Clinical trials involve the administration of the investigational products to healthy volunteers or patients under the supervision of a qualified principal investigator consistent with an informed consent. Each clinical protocol is submitted, reviewed and approved by an independent Institutional Review Board, or IRB, or Ethical Committee (EC) at a participating hospital at which the study will be conducted. The IRB/EC will consider, among other things; ethical factors, safety to human subjects and the possible liability of the institution.

Clinical trials required for FDA approval typically are conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety or adverse effects, dosage tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics.

Phase II clinical trials usually involve studies in a limited patient population to evaluate the efficacy of the drug for specific, targeted indications, determine dosage tolerance and optimal dosage and identify possible adverse effects and safety risks.

Phase III clinical trials generally further evaluate clinical efficacy and test further for safety within an expanded patient population and at multiple clinical sites.

After FDA approval, Phase IV clinical trials may be conducted to gain additional experience from the treatment of patients in the intended therapeutic indication. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase III/IV post-approval clinical trials.

The results of the pre-clinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the application requesting approval to market the product. The FDA may delay approval of any product submitted by us. The FDA may limit the indicated uses for which an approval is given.

New Drug Approval for Veterinary Use

The use of new drugs for companion animals requires the filing of a New Animal Drug Application, or NADA, with and approval by the FDA. The requirements for approval are similar to those for new human drugs, exclusive of human trials. Obtaining NADA approval often requires safety and efficacy clinical field trials in the applicable species and disease, after submission of an Investigational New Animal Drug Application, or INADA, which for non-food animals becomes effective upon acceptance for filing.

Dietary Supplements

We currently offer SUGARDOWN® as a dietary supplement. We are not required to obtain FDA approval in order to offer SUGARDOWN® in this manner. We are required to either comply with certain FDA guidelines with respect to certain marketing claims for SUGARDOWN®, or to file those claims with the FDA. We believe that we comply with those guidelines and have voluntarily filed structural and functional claims with the FDA.

Pervasive and Continuing Regulation

Any FDA approvals that may be granted will be subject to continual review, and newly discovered or developed safety or efficacy data may result in withdrawal of products from marketing. Moreover, if and when such approval is obtained, the manufacture and marketing of our products remain subject to extensive regulatory requirements administered by the regulatory bodies, including compliance with current Good Manufacturing Practices, serious adverse event reporting requirements and the FDA’s general prohibitions against promoting products for unapproved or “off-label” uses.

We are subject to inspection and market surveillance by the FDA for compliance with these regulatory requirements. Failure to comply with the requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or withdrawals of regulatory approvals and termination of marketing. Any such enforcement action could have a material adverse effect on us. Unanticipated changes in existing regulatory requirements, state and local work and environmental laws or the adoption of new requirements could also have a material adverse effect on us.

Foreign Regulation

We will be subject to a variety of regulations governing clinical trials and sales of our products in the United States and outside the United States. Whether or not FDA approval has been obtained, approval of a product by the comparable non-U.S. regulatory authorities must be obtained prior to the commencement of marketing of the product in any country.

The approval process varies from country to country and can be complicated and time consuming; the time needed to secure approval may be longer or shorter than that required for FDA approval. For example, the European Union requires approval of a Marketing Authorization Application by the European Medicines Evaluation Agency. These applications require the completion of extensive preclinical studies, clinical studies and manufacturing and controls information.

Reimbursement

Our ability to successfully commercialize our human products also may depend on the extent to which reimbursement of the cost of such products and related treatment will be approved by the government health administration authorities, private health insurers and other health providers’ organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products. As third-party payors are increasingly challenging the price of medical products, there can be no assurance that adequate reimbursement of the cost will be available to enable us to maintain price levels sufficient for realization of an appropriate return on its investment.

Recently the public and the federal government have focused significant attention on reforming the health care system in the United States. A number of health care reform measures have been suggested, including price controls on therapeutics. Public discussion of such measures is likely to continue, and concerns about the potential effects of different possible proposals have been reflected in the volatility of the stock prices of companies in the health care and related industries.

Legal Proceedings

Arbitration Involving our CEO

On October 12, 2012, Dr. David Platt, our Chief Executive Officer and Chairman, commenced a lawsuit under the Massachusetts Wage Act against Dr. Traber and Thomas McGauley, who in their capacities as the Chief Executive Officer and former Chief Financial Officer of Galectin Therapeutics Inc., or Galectin, respectively, can be held individually liable under the Wage Act for non-payment of wages. The lawsuit is based on the facts and issues raised in a previous arbitration proceeding between Dr. Platt and Galectin regarding payment of a $1.0 million separation payment under Dr. Platt’s separation agreement, and other unspecified “wages.” The statute provides that a successful claimant may be entitled to multiple damages, interest and attorney’s fees. On April 29, 2013, the Court allowed Dr. Traber’s and Mr. McGauley’s motion to dismiss. On May 28, 2013, Dr. Platt filed a Notice of Appeal to appeal the Court’s order allowing the defendants’ motion to dismiss, which was denied.

On March 29, 2013, Galectin instituted arbitration before the American Arbitration Association, seeking to rescind or reform the separation agreement. Galectin claimed that Dr. Platt fraudulently induced Galectin to enter into the Separation Agreement, breached his fiduciary duty to Galectin, and was unduly enriched from his conduct. Along with removal of the $1.0 million milestone payment under the separation agreement, Galectin was seeking repayment of all separation benefits paid to Dr. Platt to date. We have indemnified Dr. Platt for $150,000 in legal fees and expenses, and in May 2014, our board approved a $50,000 increase in its indemnification support, solely for the payment of expenses. We recorded a total of $182,697 in costs associated with Dr. Platt’s indemnification, of which $119,401 was recorded in the year ended December 31, 2013 and $63,296 was recorded in the nine months ended September 30, 2014. In July 2014, the arbitration was concluded in favor of Dr. Platt, confirming the effectiveness of the separation agreement.

Lawsuit Involving our Company and our CEO

On March 12, 2014, a complaint against us and our Chief Executive Officer and Chairman, David Platt, was filed in Middlesex Superior Court in Massachusetts by Eliezer Zomer. Mr. Zomer alleged that we and Dr. Platt had refused to deliver 400,000 shares of our common stock that Mr. Zomer believes are owed to him, and seeks delivery of the shares and damages.  In August 2014, the Middlesex Superior Court dismissed Mr. Zomer’s complaint for failure to proceed.

Employees

As of September 30, 2014, we had seven full-time employees. Our employees do not have written employment agreements with us.

Facilities

We currently do not own any real property. We currently lease approximately 3,100 square feet of office space with access to common areas located at 1750 Elm Street, Suite 103, Manchester, NH 03104 on a five-year lease that expires on March 31, 2018. As a result of this, we currently pay $5,051 per month for this space; and our rental payments will increase annually to $5,591 per month for the one year lease period ending through March 31, 2018. We believe this facility is adequate for our current needs.

MANAGEMENT

Set forth below is information regarding our current directors. Except as set forth below, there are no family relationships between any of our directors or executive officers. Each director holds his office until he resigns or is removed and his successor is elected and qualified.

Name	Age	Position	Term as a Director
David Platt, Ph.D.	61	Chief Executive Officer and Chairman	August 2009 to Present
Dale H. Conaway, D.V.M.	60	Director	September 2009 to Present
Rom E. Eliaz	43	Director	September 2009 to Present
Henry J. Esber, Ph.D.	76	Director	December 2011 to Present
S. Colin Neill	68	Director	December 2013 to Present
Conroy Chi-Heng Cheng	36	Director	December 2013 to Present
Jan Brinkman, M.D. Ph.D.	53	Director	September 2014 to Present
Alan M. Hoberman, Ph.D.	61	Director	September 2014 to Present

David Platt, Ph.D. is our Chief Executive Officer, Treasurer and Chairman. He also served as our President from the inception of our company in August 2009 through November 2010. From 2001 to February 2009, Dr. Platt was Chief Executive Officer and Chairman of the Board of Directors of Pro-Pharmaceuticals, Inc., a public company with shares traded on the NYSE Alternext US (formerly the American Stock Exchange) that he co-founded and for which he was the co-developer of their core technology. From 1995 to 2000, Dr. Platt was Chief Executive Officer and Chairman of the Board of Directors of SafeScience Inc., a Nasdaq-listed company he founded. From 1992 to 1995, Dr. Platt was the Chief Executive Officer, Chairman of the Board and a founder of International Gene Group, Inc., the predecessor company to SafeScience. Dr. Platt received a Ph.D. in Chemistry in 1988 from Hebrew University in Jerusalem. In 1989, Dr. Platt was a research fellow at the Weizmann Institute of Science, Rehovot, Israel, and from 1989 to 1991, was a research fellow at the Michigan Foundation (re-named Barbara Ann Karmanos Institute). From 1991 to 1992, Dr. Platt was a research scientist with the Department of Internal Medicine at the University of Michigan. Dr. Platt has published peer-reviewed articles and holds many patents, primarily in the field of carbohydrate chemistry.  We believe that Dr. Platt is well qualified to serve as a member of our Board of Directors due to his expertise in complex carbohydrate chemistry, leadership and extensive management experience.

Dale H. Conaway, D.V.M., a Director of our company since September 2009, is the Chief Veterinary Medical Officer for the Office of Research Oversight, an office within the Veterans Health Administration under the U.S. Department of Veterans Affairs. From 2001 to 2006, Dr. Conaway was the Deputy Regional Director (Southern Region). From 1998 to 2001, Dr. Conaway served as Manager of the Equine Drug Testing and Animal Disease Surveillance Laboratories for the Michigan Department of Agriculture. From 1994 to 1998, he was Regulatory Affairs Manager for the Michigan Department of Public Health Vaccine Production Division. From May 2001 to February 2009, Dr. Conaway was a director of Pro-Pharmaceuticals, Inc., a public company with shares traded on the NYSE Alternext US. Dr. Conaway received a D.V.M. degree from Tuskegee Institute and an M.S. degree in pathology from the College of Veterinary Medicine at Michigan State University.  We believe that Dr. Conaway is well qualified to serve as a member of our Board of Directors due to his expertise in drug testing and animal regulatory affairs.

Rom E. Eliaz, Ph.D., MBA, a Director of our company since September 2009, has over 20 years of pharmaceutical and biotechnology development experience as a scientist, entrepreneur, executive and venture capitalist. Dr. Eliaz has been the Chief Executive Officer of NasVax since October 2010. Prior to joining NasVax, Dr. Eliaz was the Chief Executive Officer of ImCure Therapeutics (previously JJ Pharma) and a Strategic Partner at The Colmen Group. Following an academic appointment as Assistant Professor at the University of California San Francisco, Dr. Eliaz held various management positions at Alza Corporation from 2001 to 2004. Following the acquisition of Alza by Johnson & Johnson in 2001, Dr. Eliaz managed Johnson & Johnson’s investment portfolio in various different pharmaceutical and biotechnology companies, brought to market several blockbuster drugs and advanced over 10 drug candidates from discovery research to clinical trials. Dr. Eliaz was Head of Product Development and Project Management at Rinat Neuroscience Corporation from 2004 to 2006, which was acquired by Pfizer in 2006. Dr. Eliaz was Vice President of Development and Project Management at Intradigm Corporation, which subsequently merged with Silence Therapeutics. Dr. Eliaz then founded Elrom Ventures Corp., a venture capital firm, in 2007, that specializes in the formation, financing and operational development of medical devices, green Technology and biotechnology-based companies.  Dr. Eliaz is the author or co-author of over 40 publications, mostly in the field of drug targeting, drug delivery and gene therapy, and is an inventor of several patents in these fields. Dr. Eliaz has made over 30 invited presentations and chaired many sessions at international scientific and business conferences and venues.  Dr. Eliaz conducted his Post-Doctoral work at the University of California San Francisco School Of Medicine and the School of Pharmacy, focusing in the areas of drug delivery, drug targeting, tissue engineering and gene therapy. Dr. Eliaz received his Ph.D. (cum laude) in Chemical Engineering and Biotechnology from the Weizmann Institute of Sciences and Ben-Gurion University. Dr. Eliaz also holds an M.Sc. (summa cum laude) in Chemical Engineering, and a B.Sc. in Chemical Engineering and Biotechnology, both from Ben-Gurion University. He earned an M.B.A. (cum laude) from Harvard Business School and the Boston University program at Ben Gurion University.

Henry J. Esber, Ph.D., a Director of our company since December 2011, has been a Principal in Esber D&D Consulting since 2005. From 2003 to 2005, Dr. Esber was a Senior Consultant, Business Development at Charles River Labs, Discovery and Development Services. From 2005 to 2006, Dr. Esber was a consultant and in 2006, he was Senior Vice President and Chief Business Officer for Bio-Quant, which he co-founded. Dr. Esber was also the co-founder of BioSignature Diagnostics, Inc. and Advanced Drug Delivery, Inc. From December 2009 to January 2013, Dr. Esber was a director of Apricus Biosciences, Inc., a public company with shares traded on the NASDAQ Capital Market. From April 2006 to February 2009, Dr. Esber was a director of Pro-Pharmaceuticals, Inc., a public company with shares traded on the NYSE Alternext US. He serves on the scientific advisory boards of several biotechnology companies and is the author of more than 130 technical publications. Dr. Esber has more than 35 years of experience in the areas of oncology/tumor immunology and immunotherapy as well as strong knowledge in the field of toxicology and regulatory affairs. Dr. Esber received a B.S. degree in biology/pre-med from the College of William and Mary, an M.S. degree in public health and parasitology from the University of North Carolina, and a Ph.D. in immunology/microbiology from West Virginia University Medical Center. Dr. Esber was previously a Director of our company from September 2009 through December 2010.  We believe that Dr. Esber is well qualified to serve as a member of our Board of Directors due to his extensive managerial experience in the pharmaceutical industry.

S. Colin Neill, a Director of our company since December 2013, became President of Pharmos Corporation in January 2008, and has served as Chief Financial Officer, Secretary, and Treasurer of Pharmos since October 2006. He held these positions through November 2012. From September 2003 to October 2006, Mr. Neill served as Chief Financial Officer, Treasurer and Secretary of Axonyx Inc., a biopharmaceutical company that developed products and technologies to treat Alzheimer’s disease and other central nervous system disorders, where he played an integral role in the merger between Axonyx and TorreyPines Therapeutics Inc., a privately-held biopharmaceutical company. Mr. Neill served as Senior Vice President, Chief Financial Officer, Secretary and Treasurer of ClinTrials Research Inc.; a $100 million publicly traded global contract research organization in the drug development business, from 1998 to its sale in 2001. Following that sale from April 2001 to September 2003 Mr. Neill served as an independent consultant assisting small start-up and development stage companies in raising capital. Earlier experience was gained as Vice President of Finance and Chief Financial Officer of BTR Inc., a $3.5 billion US subsidiary of BTR plc, a British diversified manufacturing company, and Vice President Financial Services of The BOC Group Inc., a $2.5 billion British owned industrial gas company with substantial operations in the health care field. Mr. Neill served four years with American Express Travel Related Services, first as chief internal auditor for worldwide operations and then as head of business planning and financial analysis. Mr. Neill began his career in public accounting with Arthur Andersen LLP in Ireland and later with Price Waterhouse LLP as a senior manager in New York City. He also served with Price Waterhouse for two years in Paris, France. Mr. Neill graduated from Trinity College, Dublin with a first class honors degree in Business/Economics and he holds a master’s degree in Accounting and Finance from the London School of Economics. He is a Certified Public Accountant in New York State and a Chartered Accountant in Ireland. Mr. Neill served on the board of Galectin Therapeutics (formerly named Pro-Pharmaceuticals, Inc.) from May 2007 to October 2011 and from April 2004 to June 2008 on the board of OXIS International, Inc.  We believe that Mr. Neill is well qualified to serve as a member of our Board of Directors due to his extensive executive leadership experience in our industry as well as his many years serving in senior financial management roles.

Conroy Chi-Heng Cheng, a Director of our company since December 2013, serves as the Chief Executive Officer of Net Plus Company Limited. He serves as an Executive Director of Net Plus Company Limited. He has been an Executive Director of New World Development Co. Ltd. since June 2010. He serves as a Director of Chow Tai Fook Enterprises Limited. He served as an Independent Non-executive Director of Hong Kong Energy Holdings Limited (alternate name JIC Technology Co. Ltd. & China Renewable Energy Investment Limited) from July 2002 to May 2007. Mr. Cheng has a Bachelor of Arts degree majoring in Economics from the University of Western Ontario, Ontario, Canada in 1999.  We believe that Mr. Cheng is well qualified to serve as a member of our Board of Directors due to his executive leadership experience and his extensive experience with business development.

Jan Brinkman, M.D., Ph.D., a Director of our company since September 2014, serves as the Junior Chair of the Family Committee of the Edmond De Rothschild Foundation.  Dr. Brinkman began his career at ABN Bank in 1985 and served as a member of the Biotechnology Business Strategies Committee with ABN-Amro Bank N.V. in London, New York and Hong Kong, reconciling global regulatory affairs.  In 1995 Dr. Brinkman served as Chair of the Structured Capital markets team creating the Bank’s advisory body for Corporate Finance and Investment in Healthcare Sector.  In 2005 he focused his financial expertise in biotech, becoming ABN-Amro’s liaison to Motorola Biochip, Harvard Medical, Merck, Serono, Teva, Bayer, Philips, Siemens, M.I.T. and the Mayo Foundation.  He is also an advisor to the Mayo Foundation Comprehensive Cancer Program.  Dr. Brinkman holds a M.D. degree from the Erasmus University of Rotterdam, the Netherlands, and a MBA in international finance from INSEAD/ABN-Amro, France/the Netherlands and a Ph.D. in mathematical physics from the University of Florence, Italy.  We believe that Dr. Brinkman is well qualified to serve as a member of our Board of Directors due to his extensive experience in the business and research arenas of the life sciences.

Alan M. Hoberman, Ph.D., a Director of our company since September 2014, has served as President and CEO of Argus International, Inc. since 2009 overseeing a staff of scientists and other professionals who provide consulting services for industry, government agencies, law firms and other organizations both in the U.S. and internationally.  Between 1991 and 2013 he held a series of positions of increasing responsibility at Charles River Laboratories Preclinical Services (formerly Argus Research Laboratories, Inc.), most recently as Executive Director of Site Operations and Toxicology.  He currently works with that organization to design, supervise and evaluate reproductive and developmental toxicity, neurotoxicity, inhalation and photobiology studies.  Dr. Hoberman holds a Ph.D. in toxicology from Pacific Western University, an M.S. in interdisciplinary toxicology from the University of Arkansas and a B.S. in biology from Drexel University.  We believe that Dr. Hoberman is well qualified to serve as a member of our Board of Directors due to his extensive experience in the business and research arenas of the life sciences.

Our Directors are elected annually and each holds office until the annual meeting of our stockholders and until their respective successors are elected and qualified. Our officers, including any officers we may elect moving forward, will hold their positions at the pleasure of the Board of Directors, absent any employment agreement. In the event we employ any additional officers or directors, they may receive compensation as determined by our Board of Directors from time to time. Vacancies in the Board of Directors will be filled by majority vote of the remaining directors or in the event that our sole Director vacates his position, by our majority stockholders. Our Directors may be reimbursed by us for expenses incurred in attending meetings of the Board of Directors.

Executive Officers

Set forth below is information regarding our current executive officers. Except as set forth below, there are no family relationships between any of our executive officers and our directors. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns or is removed by the Board or his successor is elected and qualified.

Name	Age	Position	Term as an Officer
David Platt	61	Chief Executive Officer, Treasurer and Chairman	August 2009 to the Present
Anthony Squeglia	72	Chief Financial Officer and Secretary	December 2013 to the Present

Biographical information with respect to Dr. Platt is set forth above.

Anthony Squeglia, Chief Financial Officer joined our company in January 2013 and became Chief Financial Officer in December 2013. He served as Chief Financial Officer of Pro-Pharmaceuticals, Inc. and Galectin Therapeutics, Inc. from 2007 to 2012. From 2003 to 2007, Mr. Squeglia was Vice President of Investor Relations for Pro-Pharmaceuticals, Inc. and was instrumental in that company’s listing on the American Stock Exchange, as well as in its fund-raising activities. From 2001 to 2003, Mr. Squeglia was a Partner in JFS Advisors, a management consulting firm that delivered strategic services to entrepreneurial businesses that included raising funds, business planning, positioning, branding, marketing and sales channel development. Previously, Mr. Squeglia helped to launch an IPO for Summa Four, a telecommunications switching company and held senior management positions with Unisys, AT&T, ITT and Colonial Penn. Mr. Squeglia received an M.B.A. from Pepperdine University and a B.B.A. from The Wharton School, University of Pennsylvania.

Scientific Advisory Board

In 2013, we formally established a scientific advisory board to advise our management regarding our clinical and regulatory development programs and other customary matters. Our scientific advisors are experts in various areas of medicine including diabetes and other diseases.  We believe the advice of our scientific advisors is important to the research, development and clinical testing of our products. Our scientific advisory board is comprised of David Platt, Ph.D., our Chairman and Chief Executive Officer, and Rom E. Eliaz (Chairman of the Scientific Advisory Board), Dale H. Conaway, D.V.M. and Henry J. Esber, Ph.D., each of whom is an independent director of our company, as well as the following individuals:

Meng Hee Tan (Scientific Advisor and Consulting Medical Director): Dr. Tan is Professor of Internal Medicine, Division of Metabolism, Endocrinology and Diabetes, Department of Internal Medicine in the University of Michigan.  A past President of the Canadian Diabetes Association, senior medical director of the Diabetes Endocrine Platform Team and distinguished medical fellow of Eli Lilly and Company, he is a member of the American Diabetes Association and fellow of the American College of Endocrinology.  Dr. Tan received his M.D. degree from Dalhousie University.

Larry K. Ellingson (Scientific Advisor): A former Chairman of the Board of the American Diabetes Association, Mr. Ellingson has more than four decades of experience in drug development with a strong emphasis on diabetes and related diseases. Mr. Ellingson is the principal of Global Diabetes Consulting, which works with several companies as well as the North Dakota State University College of Pharmacy. He was Executive Director Diabetes Care at Eli Lilly & Co. He is also a former chair of the board of Protemix Ltd., a biotechnology company focused on proteomics and the development of molecules for diabetes and related diseases. He holds an executive MBA degree from Babson College and a BS degree in pharmacy from North Dakota State University.

Benjamin Rivnay, Ph. D. (Scientific Advisor): Mr. Rivnay is a seasoned director of technology and research activities within the biotechnology industry. Most recently, he was Director of Research and Development at Formatech Inc., where he managed more than 50 projects on formulation development for a diverse group of drugs, as well as studies for stability and material compatibility, initial engineering and process development activities, and preparation of non-cGMP product lots for toxicology studies and other research purposes. Prior to this, he was Vice President of Research and Development and Lab Director at Repromedix Corporation, where he introduced more than 50 new test products for both male and female infertility. Earlier, he served as Senior Investigator and Program Leader at Procept Inc., where he initiated and led a new research and development program focusing on the development of anti-allergic drugs, and as Senior Scientist at Neurex Corporation. He holds a Ph.D. in biochemistry from The Weizmann Institute of Science and a B.Sc. in biology from Tel Aviv University.

Zbigniew J. Witczak, Ph. D. (Scientific Advisor): Dr. Witczak is professor and chair of the Department of Pharmaceutical Sciences at Wilkes University in Wilkes-Barre, Pennsylvania, and has taught Principles of Bioorganic and Medicinal Chemistry at the Nesbitt School of Pharmacy at Wilkes University for the past 14 years. A member of the American Chemical Society, he is the recipient of numerous honors and awards, including Selected 2011 ACS Fellow of the American Chemical Society and Elected U.S. Representative to the International Carbohydrate Organization in 2006. He is the author or coauthor of more than 75 research articles in the area of carbohydrate chemistry. He received Ph.D. and M.S. degrees in organic chemistry from Medical University in Lódz, Poland.

Medical Advisory Board

We established a Medical Advisory Board comprised of Clinicians and Clinical Research professionals who are interested in the field of Diabetes or in other subjects related to our product pipeline.  The board will provide leadership and expertise to assist us in designing, executing and implementing our clinically oriented activities in a safe, efficient and professional manner.  The Medical Advisory Board is chaired by Larry Ellingson. Additional members include Meng H. Tan, whose biographical information is set forth above under the heading “Scientific Advisory Board”, and the following individuals:

Charles M. Clark, Jr., M.D., (Medical Advisor): Dr. Clark is Professor Emeritus of Medicine at Indiana University Medical Center in Indianapolis.  A past president of the American Diabetes Association, he has served as chairman of the National Diabetes Education Program Steering Committee and as editor of Diabetes Care.  He has also served as chair of the Conference of the Worldwide Burden of Diabetes.  He received his M.D. degree from Indiana University School of Medicine.

Jaime A. Davidson, M.D., (Medical Advisor): Dr. Davidson is a Clinical Professor of Internal Medicine in the Division of Endocrinology of Touchstone Diabetes Center at the University of Texas Southwestern Medical Center in Dallas.  He has served as president of WorldWIDE, a non-profit diabetes education organization, and as an editorial board member of The Journal of Diabetes.  A member of the American Diabetes Association, he has also served as chair of the American College of Endocrinology Diabetes Consensus Guidelines.  He received his M.D. degree from the Universidad Nacional Autonoma de Mexico.

Philip Raskin, M.D., (Medical Advisor): Dr. Raskin is the Clifton and Betsy Robinson Chair in Biomedical Research and Professor of Medicine at the University of Texas Southwestern Medical Center at Dallas in Dallas, Texas.  He is also director of the diabetes clinic and former director of the University Diabetes Treatment Center at Parkland Memorial Hospital in Dallas. A member of the American Diabetes Association, he is the editor of the Journal of Diabetes and its Complications.   He received his M.D. degree from the University of Pittsburgh.

David S.H. Bell, MB, FACP, FACE., (Medical Advisor): Dr. Bell is an adjunct professor of medicine at the University of Alabama at Birmingham School of Medicine where from 1980 to 2005 he served as professor of medicine.  The author and coauthor of more than 320 publications, he is a Fellow of the American College of Physicians, a Fellow of the Royal College of Physicians of Edinburgh and a Fellow of the Royal College of Physicians and Surgeons of Canada.  He is a member of the American Diabetes Association and is on the Editorial Boards of the Journal Diabetes Obesity and Metabolism and Endocrine Today.  He is a graduate of Belfast Royal Academy and Queens University School of Medicine, from which he graduated with the MB, BCh, BAO degree.

Audit Committee

Our Board of Directors has established an audit committee, the members of which are S. Colin Neill, Dale Conaway and Henry Esber, all of whom are independent directors. Mr. Neill serves as the chairman of the audit committee. The audit committee is primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. Mr. Neill serves as our “audit committee financial expert.” We believe that while the members of the committee are collectively capable of analyzing and evaluating financial statements and understanding internal control over financial reporting and disclosure controls procedures, the Board of Directors has determined that only Mr. Neill qualifies as an “audit committee financial expert” who is “independent” as defined in Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended.

Nominating and Corporate Governance Committee

Our Board of Directors has established a nominating and corporate governance committee, which members are comprised of Henry Esber, Dale Conaway, and Rom Eliaz, all of whom are independent directors. Mr. Esber acts as chairman of the nominating and corporate governance committee. The functions of the nominating and corporate governance committee include the following:

•	identifying and recommending to the Board of Directors individuals qualified to serve as members of our Board of Directors and on the committees of the Board;
•	advising the Board with respect to matters of Board composition, procedures and committees; and
•
developing and recommending to the Board a set of corporate governance principles applicable to us and overseeing corporate governance matters generally including review of possible conflicts and transactions with persons affiliated with directors or members of management; and overseeing the annual evaluation of the Board and our management.

Compensation Committee

Our Board of Directors has established a compensation committee, which members are comprised of Rom Eliaz, Dale Conaway and Henry Esber, all of whom are independent directors. Mr. Esber serves as the chairman of the compensation committee. The compensation committee is primarily responsible for overseeing and administering our compensation plans and executive compensation matters.

Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to (i) all individuals serving as our principal executive officers or acting in a similar capacity during the last two completed fiscal years, regardless of compensation level, and (ii) our two most highly compensated executive officers other than the principal executive officers serving at the end of the last two completed fiscal years (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock
				Awards (5)	Compensation

David Platt, Ph.D., Chief Executive	2013	$71,667	$-	$-	$71,667
Officer (1)	2012	$2,500	$-	$72,081	$74,581

Kenneth A. Tassey, Jr.	2013	$71,667	$-	$-	$71,667
President (2)	2012	$37,000	$-	$-	$37,000

Jonathan Rome, Chief Operating	2013	$-	$-	$-	$-
Officer (3)	2012	$-	$-	$1,514,067	$1,514,067

Anthony Squeglia, Chief Financial	2013	$68,146	$-	$-	$68,146
Officer (4)	2012	$-	$-	$141,170	$141,170

(1)	Dr. Platt also served as Chief Financial Officer during the 2012 and 2013 fiscal years until the election of Anthony Squeglia as Chief Financial Officer on December 4, 2013.

(2)	Mr. Tassey served as President until his resignation from our company on June 30, 2014.

(3)	Mr. Rome became our Chief Operating Officer in November 2012, and his employment with us terminated on September 30, 2013.

(4)
Mr. Squeglia was awarded 500,000 stock options under the 2010 Plan for consulting services rendered during 2012. In January 2013, Mr. Squeglia was hired as the Vice President of Strategic Planning and became Chief Financial Officer on December 4, 2013.

(5)	Consists of grants of stock options. Details of the options are set forth on the table titled “GRANTS OF PLAN-BASED AWARDS IN FISCAL 2012” below.

Grants of Plan-Based Awards

There were no grants of plan-based awards to the named executive officers in fiscal 2013. The following table shows for the fiscal year ended December 31, 2012, certain information regarding grants of plan-based awards to the named executive officers.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2012

Name	Award Type	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target ($)	All Other Option Awards: Number of Securities Underlying Options (3)		Exercise or Base Price of Option Awards ($/Sh) (1)	Grant Date Fair Value of Stock and Option Awards ($) (2)
David Platt	Option	11/8/12	11/8/12	___	250,000		$0.50	$72,081
Jonathan Rome (4)	Option	11/8/12	11/8/12	___	5,000,000	(4)	$0.50	$1,514,067
Anthony Squeglia (5)	Option	11/8/12	11/8/12	___	500,000	(5)	$0.50	$141,170

(1)
Stock options were granted with an exercise price equal to 100% of the fair market value on the date of grant. The stock options granted in 2012 carry an exercise price of $0.50 per share, the closing price of Boston Therapeutics, Inc.’s common stock on the grant date.

(2)
The dollar amounts in this column represent the grant date fair value of each stock option award granted to the named executive officers in 2012. These amounts have been calculated in accordance with ASC 718, using the Black-Scholes option-pricing model. Assumptions used in the calculation of these amounts are included in the notes to Boston Therapeutics, Inc.’s audited financial statements included in this Form S-1/A for the year ended December 31, 2013.

(3)	Annual stock options were granted under our Amended and Restated 2011 Non-Qualified Stock Plan (the “2011 Plan”) and the Amended and Restated 2010 Stock Plan (the "2010 Plan").
(4)
At the time that Mr. Rome’s employment with us was terminated on September 30, 2013, options to purchase 1,666,666 shares were vested. On December 27, 2013, Mr. Rome's option agreement was amended and restated to extend the option expiration date to November 1, 2017 and to continue vesting of Mr. Rome's 833,334 options with 416,667 vesting on December 31, 2013 and 416,667 vesting on March 31, 2014. All remaining options were cancelled in accordance with Mr. Rome's termination, effective September 30, 2013.

(5)	Mr. Squeglia was awarded 500,000 stock options under the 2010 Plan for consulting services rendered during 2012.

Outstanding Equity Awards at December 31, 2013

The following table sets forth, as of December 31, 2013, certain information regarding outstanding equity awards at fiscal year-end for the named executive officers.

OUTSTANDING EQUITY AWARDS AT 2013 FISCAL-YEAR END TABLE

	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Name
David Platt	250,000	—	$0.50	11/07/2019
Jonathan Rome	2,083,333	416,667	$0.50	11/01/2017
Anthony Squeglia	437,500	62,500	$0.50	11/07/2019

(1)
In addition to the specific vesting schedule for each stock option award, each unvested stock option is subject to the general terms of the 2010 and 2011 Plans including the potential for future vesting acceleration.

Option Exercises and Stock Vested in 2013

Our Named Executive Officers did not exercise any stock options during fiscal year 2013.

Director Compensation

The following table sets forth all compensation awarded to, earned by or paid to the non-employee directors in 2013 for service as directors:
Name	Fees Earned Or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dale H. Conaway, D.V.M	$-	$-	$8,041	$-	$-	$-	$8,041
Henry J. Esber, Ph.D.	$-	$-	$6,700	$-	$-	$-	$6,700
Rom E. Eliaz	$-	$-	$2,144	$-	$-	$-	$2,144
Carl L. Lueders (2)	$-	$-	$-	$-	$-	$-	$-
S. Colin Neill (3)	$-	$-	$-	$-	$-	$-	$-
Conroy Chi-Heng Cheng (3)	$-	$-	$-	$-	$-	$-	$-

(1)
The “Option Awards” column reflects non-qualified options to purchase an aggregate of 98,000 shares of our common stock at an exercise price of $0.42 for a period of 7 years granted effective January 1, 2013 and vesting on December 31, 2013 conditioned on the grantee having attended a minimum of 75% of the Board meetings in 2013 and subject to immediate vesting upon change of control. These grants were made to compensate directors for their service in 2013.

(2)	Mr. Lueders resigned from his director position in November 2013, resulting in a forfeiture of 35,000 stock options that were granted January 1, 2013.
(3)	Mr. Neill and Mr. Cheng were elected to director positions in December 2013 and therefore not eligible for the 2013 option awards.

The amounts reported in “Option Awards” represent the aggregate grant date fair value of stock options awarded in each year in accordance with Accounting Standards Codification (ASC) Topic 718, Compensation — Stock Compensation (formerly Statement of Financial Accounting Standards (SFAS) No. 123R). Assumptions used in the calculation of these amounts for the fiscal year ended December 31, 2013 are included in Note 6 “Stock Option Plan and Stock-Based Compensation” to our audited financial statements for the year ended December 31, 2013 included herein.

Readers are cautioned that the amounts reported in the Director Compensation Table for these awards may not represent the amounts that the directors will actually realize from the awards. Whether, and to what extent, a director realizes value will depend on our actual operating performance, stock price fluctuations and the director’s continued service. Other than the grant of options for 2013 described in the table above, there are currently no agreements in effect entitling the non-employee directors to compensation.

Employment Contracts

There currently are no employment or consulting contracts between us and our Named Executive Officers or Directors. There are no arrangements or plans in which we provide pension, retirement or similar benefits for Named Executive Officers or Directors. Our Named Executive Officers and Directors receive stock options at the discretion of our Board of Directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Named Executive Officers or Directors, except that stock options may be granted at the discretion of our Board of Directors from time to time.

There are no arrangements between us and the Named Executive Officers that provide for payments in connection with the resignation, retirement or other termination of a Named Executive Officer or in connection with a change of control or any other arrangements with any Named Executive Officer with respect to termination of employment or change of control transactions.

Compensation Risk Assessment

Prior to the formation of our Compensation Committee, compensation decisions were made by the full Board. In setting compensation, the Compensation Committee considers (and the Board previously considered) the risks to our stockholders and to achievement of our goals that may be inherent in its compensation programs. The Compensation Committee (and the Board of Directors previously) reviewed and discussed its assessment with management and outside legal counsel and concluded that our compensation programs are within industry standards and are designed with the appropriate balance of risk and reward to align employees’ interests with those of our company and do not incent employees to take unnecessary or excessive risks. We believe our compensation plans are appropriately structured and are not reasonably likely to result in a material adverse effect on us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as otherwise set forth herein, during the last two fiscal years, we have not entered into any material transactions or series of transactions that would be considered material in which any officer, director or beneficial owner of 5% or more of any class of our capital stock, or any immediate family member of any of the preceding persons, had a direct or indirect material interest. There are no transactions presently proposed, except as follows:

Conroy Chi-Heng Cheng is a director of Advance Pharmaceutical Company (“Advance Pharmaceutical”), a Hong Kong-based, privately-held company. On June 24, 2011, prior to his election to the Board of Directors, we entered into a definitive Licensing and Manufacturing Agreement (the “Agreement”) with Advance Pharmaceutical. Under terms of the Agreement, we manufacture and supply product in bulk for Advance Pharmaceutical. Advance Pharmaceutical is responsible for the packaging, marketing and distribution of SUGARDOWN® in China. Advance Pharmaceutical will also have rights to develop and manufacture SUGARDOWN® for commercial sale in China, subject to establishment of quality assurance and quality control standards set forth by us. The Agreement provides that Advance Pharmaceutical will pay royalties to us for SUGARDOWN® and related products developed by us and a reduced royalty rate for products based on our intellectual property and developed by Advance Pharmaceutical. Revenue generated through this agreement for the years ended December 31, 2013 and 2012 were approximately $315,000 and $17,000, respectively.  Revenue generated pursuant to the Agreement for the three and nine month periods ended September 30, 2014 were $119,280 and $181,647, respectively.  Revenue generated for the three and nine month periods ended September 30, 2013 were $215,798 and $236,485, respectively.

Advance Pharmaceutical, through a wholly owned subsidiary, has purchased an aggregate 1,799,800 shares of the common stock in conjunction with our private placement offerings during the years ended December 31, 2013 and 2012. The shares were purchased on the same terms as the other participants acquiring shares in the respective offerings.

On March 14, 2013 we issued 500,000 shares of our common stock at a price per share of $0.50 and issued a warrant to purchase 250,000 additional shares for $1.00 per share for gross proceeds of $250,000 to CJY Holdings Limited, a company controlled by Cheng Chi Him, a brother of our Director, Conroy Chi-Heng Cheng.  The warrant is exercisable immediately and has a five year term.

In July 2013 CJY Holdings purchased 6,666,660 shares of our common stock and warrants to purchase an aggregate of 3,333,320 shares of our common stock for an aggregate purchase price of $2,000,000 in the private placement conducted by us between July and September 2013. The warrants have an exercise price of $0.50 per share, are currently exercisable and have a five year term.

Between July 3, 2009 and May 7, 2012, David Platt, our Chairman and Chief Executive Officer and then Chief Financial Officer and Ken Tassey, our former President, loaned an aggregate of $297,820 to us and, prior to its merger with us, to our predecessor Boston Therapeutics, Inc., a New Hampshire corporation (or BTHENH), to fund start-up costs and current operations of our company and BTHENH pursuant to a series of unsecured promissory notes. We assumed BTHENH’s obligations on the notes issued by BTHENH to Dr. Platt when BTHENH merged into us in November 2009. The notes carry interest at 6.5%. The notes initially became due and payable at various times between March 31, 2011 and June 30, 2012. On August 6, 2012, the maturity dates of each of the notes were extended to June 29, 2014. On August 2, 2013, the maturity dates of each of the notes were further extended to June 29, 2015. Effective June 30, 2014, the outstanding notes were amended to extend the maturity date to June 30, 2016.

In December 2013, the Board of Directors agreed to indemnify Dr. Platt for legal costs incurred in connection with an arbitration (now concluded) initiated before the American Arbitration Association by Galectin Therapeutics, Inc. (formerly named Pro-Pharmaceuticals, Inc.) for which Dr. Platt previously served as CEO and Chairman.  Galectin sought to rescind or reform the Separation Agreement entered into with Dr. Platt upon his resignation from Galectin to remove a $1.0 million milestone payment which Dr. Platt asserted he was entitled to receive and to be repaid all separation benefits paid to Dr. Platt.  The Company initially capped the amount for which it would indemnify Dr. Platt at $150,000 and Dr. Platt agreed to reimburse the indemnification amounts paid by the Company should he prevail in the arbitration.  The Board decided to indemnify Dr. Platt after considering a number of factors, including the scope of the Company’s existing indemnification obligations to officers and directors and the potential impact of the arbitration on the Company.  On May 27, 2014, the Board agreed to increase the indemnification cap by $50,000 to cover outside expenses associated with the arbitration hearings.  As of December 31, 2013, the Company recorded legal expense associated with this indemnification of $119,401.  The remaining $30,599 was recorded as legal expense during the three months ended March 31, 2014.  The Company recorded an additional $32,697 related to the increased indemnification during the three months ended June 30, 2014. In July 2014, the arbitration was concluded in favor of Dr. Platt.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning the ownership of the our common stock as of the date of this prospectus with respect to: (i) each person known to us to be the beneficial owner of more than five percent of our common stock; (ii) all directors; (iii) all named executive officers; and (iv) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. Shares of common stock subject to options or warrants that are exercisable as of the date of this prospectus or are exercisable within 60 days of such date are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of calculating the percentage ownership of such person but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

	Number of Shares		Percent of Class	(1)
David Platt (2)**	8,414,885	(3)	21.6%	(3)
Kenneth A. Tassey, Jr. 226 Karatzas Avenue #309 Manchester, NH 03108	3,042,000		7.9%
Jonathan Rome 50 Tice Boulevard Suite A35 Woodcliff Lake, NJ 07677	4,383,000	(4)	10.5%	(4)
Offer Binder Via Armand Fedeli 121 Perugia PG 06132 Italy	2,000,000		5.2%
Harold Solomon Parnes 1525 Voorhies Avenue Brooklyn, NY 11235	2,020,000		5.2%
Advance Pharmaceutical Company Ltd.(5) Rm A 2- 3F, Dai Fu Street Tai Po Industrial Est. Tai Po, New Territories, Hong Kong	1,823,800	(5)	4.7%	(5)
CJY Holdings Limited 7B Jonsim Place 288 Queens Road East Wanchai, Hong Kong	10,749,980	(6)	25.5%	(6)
Idan Sahar 12 Nissim Aloni Tel Aviv, Israel	1,999,996	(7)	5.1%	(7)
Anthony Squeglia(2)**	774,350	(8)	2.0%	(8)
Dale H. Conaway(2)**	135,100	(9)	*
Rom E. Eliaz(2)**	76,100	(10)	*
Henry J. Esber(2)**	232,000	(11)	*
S. Colin Neill(2)**	59,100	(12)	*
Conroy Chi-Heng Cheng(2)**	1,823,800	(13)	4.7%	(13)
All Officers and Directors as a Group (7 persons)	11,515,335		28.4%

* Less than 1%
** Directors and Officers

(1)	Except as expressly stated, the percentages in the table are based on 38,556,508 shares of common stock outstanding as February 5, 2015.

(2)	The business address for these individuals is 1750 Elm Street, Suite 103, Manchester, NH 03104.

(3)
Includes 520,000 shares owned by Dr. Platt’s wife and 350,000 shares issuable pursuant to outstanding stock options currently exercisable. Excludes 20,000 shares held by Dr. Platt’s daughter as to which Dr. Platt disclaims beneficial ownership. Excludes 20,000 shares held by Dr. Platt’s son as to which Dr. Platt disclaims beneficial ownership.

(4)
Includes 2,500,000 shares issuable pursuant to an outstanding stock option currently exercisable.  Includes 625,000 shares issuable pursuant to an outstanding warrant to purchase common stock currently exercisable.

(5)
Consists of 1,799,800 shares owned by SUGARDOWN Co., LTD., a wholly-owned subsidiary of Advance Pharmaceutical Company Ltd. Conroy Chi-Heng Cheng, a director of Boston Therapeutics, Inc., exercises voting and investment control over these securities.  Includes 24,000 shares issuable pursuant to an outstanding stock option currently exercisable.

(6)	Includes 3,583,320 shares issuable pursuant to outstanding warrants to purchase common stock currently exercisable. Cheng Chi Him exercises voting and investment control over these securities.

(7)	Includes 666,664 shares issuable pursuant to outstanding warrants to purchase common stock currently exercisable.

(8)
Includes 600,000 shares issuable pursuant to outstanding stock options currently exercisable. Includes 50,000 shares issuable pursuant to an outstanding warrant to purchase common stock currently exercisable. Includes 6,000 shares owned by Mr. Squeglia’s wife. Excludes 10,000 shares owned and 5,000 shares issuable pursuant to an outstanding warrant to purchase common stock held by Mr. Squeglia’s son as to which Mr. Squeglia disclaims beneficial ownership.

(9)	Includes 133,000 shares issuable pursuant to outstanding stock options currently exercisable.

(10)	Includes 76,000 shares issuable pursuant to outstanding stock options currently exercisable.

(11)	Includes 228,000 shares issuable pursuant to outstanding stock options currently exercisable.

(12)	Includes 59,000 shares issuable pursuant to an outstanding stock option currently exercisable.

(13)
Consists of 1,799,800 shares owned by SUGARDOWN Co., LTD., a wholly-owned subsidiary of Advance Pharmaceutical Company Ltd. Conroy Chi-Heng Cheng exercises voting and investment control over these securities.  Includes 24,000 shares issuable pursuant to an outstanding stock option currently exercisable.

DESCRIPTION OF SECURITIES

The total authorized shares of capital stock of our company currently consists of (1) 200,000,000 shares of common stock, par value $0.001 per share, and (2) 5,000,000 shares of preferred stock, par value $0.001 per share.  As of the date of this prospectus, 38,556,508 shares of our common stock were issued and outstanding and no shares of preferred stock were issued or outstanding.

We are authorized under our 2010 Stock Option Plan to issue options to purchase up to 7,500,000 shares of our common stock and we are authorized under our 2011 Stock Option Plan to issue 17,500,000 shares of our common stock. As of the date of this prospectus, stock options were granted to purchase 6,483,400 shares of common stock from our 2010 and 2011 Plans at a weighted average exercise price of $0.47 per share outstanding.

As of the date of this prospectus, there are (i) warrants held by investors and consultants to purchase 1,878,336 shares of common stock at a weighted average exercise price of $0.88, (ii) warrants held by investors to purchase 8,829,484 shares of common stock at an exercise price of $0.50 per share and (iii) warrants held by former placement agents to purchase 1,716,849 shares of common stock at an exercise price of $0.30 per share outstanding.

Common Stock

Each share of our common stock entitles the holder to receive notice of and to attend all meetings of our stockholders with the entitlement to one vote. Holders of common stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the common stock, to receive any dividend declared by the Board of Directors. If we are voluntarily or involuntarily liquidated, dissolved or wound-up, the holders of common stock will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no redemption or conversion rights. The rights, preferences and privileges of holders of shares of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock issued and outstanding or that we may designate and issue in the future.

Dividends

We have not paid any cash dividends on our common stock and do not plan to pay any such dividends in the foreseeable future. We currently intend to use all available funds to develop our business. We can give no assurances that we will ever have excess funds available to pay dividends.

Preferred Stock

Our authorized preferred stock consists of 5,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this prospectus, no shares of preferred stock have been issued. Our Board of Directors has the authority, without any vote or action by the stockholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series and the relative participating, option or other special rights (if any), and any qualifications, preferences, limitations or restrictions pertaining to such series which may be fixed by the Board of Directors pursuant to a resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.

Warrants

At February 5, 2015, the following warrants were outstanding:

2013 Private Placement Warrants

In connection with a private placement, we issued to investors warrants to purchase an aggregate of 8,829,484 shares of common stock at an exercise price of $0.50 per share, all of which are currently exercisable, as follows:

•	Warrants to purchase an aggregate of 3,333,320 shares of common stock, expiring on July 23, 2018.

•	Warrants to purchase an aggregate of 1,414,113 shares of common stock expiring on August 6, 2018.

•	Warrants to purchase an aggregate of 1,130,223 shares of common stock expiring on August 30, 2018.

•	Warrants to purchase an aggregate of 2,951,828 shares of common stock expiring on September 30, 2018.

We may call these warrants for redemption if the volume weighted average price of our common stock is at or above $2.00 for 15 consecutive trading days. During the 45 days following a redemption call, holders of the warrants may choose to exercise the warrants, or a portion thereof, by paying the then applicable exercise price.  Any warrants subject to the redemption call that are unexercised during such 45-day period will be cancelled. We may call warrants that are covered by an effective registration statement from the time of the call through the end of the 45-day period only.

In connection with the private placement, we issued to the placement agent warrants to purchase 1,808,849 shares of common stock at an exercise price of $0.30 per share, all of which are exercisable.  In January 2015, 92,000 warrants were exercised on a cashless basis.  The remaining 1,716,849 warrants may be exercised on a cashless basis and expire on August 30, 2018.

Other Warrants

We have issued warrants to certain investors and to consultants after purchase of the aggregate of 1,878,336 shares of Common Stock; all of these warrants are exercisable at prices between $0.50 and $1.15 per share (“Other Warrants”).

The exercise price and number of shares of Common Stock to be received upon the exercise of the Investor Warrants, Placement Agent Warrants and Other Warrants are subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends or recapitalization.

Holders of the Investor Warrants have no voting, pre-emptive, subscription or other rights of stockholders in respect of the Investor Warrants, Placement Agent Warrants and Other Warrants, nor shall the holders of such warrants be entitled to receive dividends.

Delaware Anti-Takeover Law and Provisions of Certificate of Incorporation and By-Laws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•
prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•
at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a "business combination" to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

       In general, Section 203 defines an "interested stockholder" as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•
an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws to be in effect upon the consummation of this offering may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws will:

•	permit our Board of Directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate;

•
provide that all vacancies on our Board of Directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder's notice;

•
not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

•	provide that special meetings of our stockholders may be called only by the Board of Directors or by such person or persons requested by a majority of the Board of Directors to call such meetings.

SHARES AVAILABLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Assuming that all 6,521,739 common shares in this offering are issued and sold, we will have 45,078,247 shares of common stock outstanding. Of the outstanding shares, the shares sold in our initial public offering, subsequent public offering, and this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates”, as that term is defined under Rule 144, may be sold only in compliance with the limitations described below. In addition, as of February 5, 2015 there were 12,424,669 shares issuable upon the exercise of warrants with a weighted average exercise price of $0.53 per share and 6,843,400 shares issuable upon the exercise of stock options with a weighted average exercise price of $0.47 per share. The resale of such shares, following the exercise of such warrants and options by the holders thereof, has been registered.  The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including the exemptions under Rule 144, which we summarize below. The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144.

Rule 144

Rule 144 governs resale of “restricted securities” for the account of any person (other than an issuer), and restricted and unrestricted securities for the account of an “affiliate” of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of ours may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, non-affiliates are able to sell restricted securities pursuant to Rule 144, after six months, subject to certain conditions, including if we are current in its reporting obligations with the Commission and remains current for an additional period of six months, and thereafter after one year, with no volume or reporting obligations.

Under Rule 144, affiliates are able to sell restricted securities pursuant to Rule 144 after six months, subject to certain conditions, including if we are current in its reporting obligations with the SEC and remain current for an additional period of six months, as well as other requirements described below. Resales by our affiliates of restricted and unrestricted common stock are subject to volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about our company. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more than the greater of one percent of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale.

Registration Rights

     The holders of an aggregate of 17,659,007 shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Equity Incentive Plans

     We filed a registration statement Amended and Restated 2010 Stock Plan and 2011 Amended and Restated Non-Restricted Stock Plan on Form S-8 under the Securities Act. Accordingly, shares registered under the registration statement are available for sale in the open market subject to Rule 144 volume limitations.

PLAN OF DISTRIBUTION

We are offering up to 6,521,739 shares of our common stock on a self-underwritten “best efforts” basis for aggregate gross proceeds of up to $3 million and an assumed public offering price of $0.46 per share. There can be no assurance that the offering will be fully subscribed. Accordingly, we may sell substantially less than $3 million of our shares of common stock, in which case our gross proceeds would be substantially reduced. We expect to enter into securities purchase or subscriptions agreements directly with investors in connection with this offering, and we will only sell to investors who have entered into such agreement with us.

This prospectus forms a part of a registration statement that permits our officers and directors to sell the shares directly to the public, with no commission or other remuneration payable to them for any shares they sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. In offering the securities on our behalf, our officers and directors will rely on the safe harbor from broker/dealer registration set out in Rule 3a4-1 under the Exchange Act, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer’s securities and not be deemed to be a broker/dealer.

There is no requirement to sell any specific number or dollar amount of securities and we may raise substantially less than the $3 million in common stock offered hereby. Our officers will use their best efforts to sell the securities offered. We will pay all expenses incurred in this offering. We will conduct one closing for the sale of our securities pursuant to this offering. However, we reserve the right to utilize the services of FINRA-registered investment banks as finders for potential investors in this offering, for which we will pay market standard fees. Unless we utilize the services of a FINRA-registered investment bank, proceeds that we receive from this offering will not be placed into escrow.

The assumed number of shares offered hereby as reflected in this prospectus is based on the last reported sale price of our common stock on February 5, 2015.  However, this final public offering price will be a negotiated price and the final number of shares offered hereby will be based on such negotiated offering price.

There is no minimum number of shares that we must sell in this offering. As a result, the actual amount of gross proceeds from the sale of shares, if any, might not be sufficient to cover the expenses of the offering. Funds raised pursuant to this offering will not be held in any escrow account and all funds raised regardless of the amount will be available to us. In the event that we do not raise sufficient capital to implement our planned operations, your entire investment could be lost.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The financial statements for the years ended December 31, 2013 and 2012, appearing in this Prospectus and Registration Statement have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern) and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission (SEC) for our common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

Our fiscal year ends on December 31. We are a reporting company and file annual, quarterly, and current reports, and other information with the SEC. You may read and copy any reports, statements, or other information we file at the SEC’s public reference room at 100 F. Street, N.E., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC’s Internet site at http\\www.sec.gov. We maintain a website at www.bostonti.com. Information contained in or accessible through our website is not and should not be considered a part of this prospectus and you should not rely on that information in deciding whether to invest in our common stock, unless that information is also in or incorporated by reference in this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements For the Years Ended December 31, 2013 and 2012:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Stockholders’ Equity	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7 - F-20

Page
Unaudited Condensed Financial Statements For the Three and Nine Months Ended September 30, 2014 and 2013:
Balance Sheets	F-21
Statements of Operations	F-22
Statements of Cash Flows	F-23
Notes to Financial Statements	F-24 - F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Boston Therapeutics, Inc.
Manchester, New Hampshire

We have audited the accompanying balance sheets of Boston Therapeutics, Inc. as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Therapeutics, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company’s limited resources and operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ McGladrey LLP

Boston, Massachusetts
March 14, 2014

Boston Therapeutics, Inc.
Balance Sheets
December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
ASSETS
Cash and cash equivalents	$3,387,428	$552,315
Accounts receivable	99,786	17,351
Prepaid expenses and other current assets	153,681	9,073
Inventory	110,625	16,809
Total current assets	3,751,520	595,548

Property and equipment, net	15,176	7,075
Intangible assets	696,429	760,714
Goodwill	69,782	69,782
Other assets	2,125	2,125
Total assets	$4,535,032	$1,435,244

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$170,977	$294,187
Accrued expenses and other current liabilities	720,965	146,774
Total current liabilities	891,942	440,961

Notes payable - related parties	297,820	297,820
Total liabilities	1,189,762	738,781

COMMITMENTS AND CONTINGENCIES (Note 10)

Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized,
none issued and outstanding	-	-
Common stock, $0.001 par value, 200,000,000 and 100,000,000 shares authorized,
37,362,160 and 18,745,706 shares issued and outstanding
at December 31, 2013 and 2012, respectively	37,362	18,746
Additional paid-in capital	10,606,810	3,375,116
Accumulated deficit	(7,298,902)	(2,697,399)
Total stockholders’ equity	3,345,270	696,463

Total liabilities and stockholders’ equity	$4,535,032	$1,435,244

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
Statements of Operations
For the Years Ended December 31, 2013 and 2012

	December 31, 2013	December 31, 2012

Revenue	$323,412	$42,254
Cost of goods sold	278,205	56,859
Gross margin (deficit)	45,207	(14,605)

Operating expenses:
Research and development	542,492	178,938
Sales and marketing	329,218	232,411
General and administrative	3,753,742	1,036,566

Total operating expenses	4,625,452	1,447,915

Operating loss	(4,580,245)	(1,462,520)

Interest expense	(19,692)	(18,384)
Other income	1,505	-
Foreign currency loss	(3,071)	(3,211)
Net loss	$(4,601,503)	$(1,484,115)

Net loss per share- basic and diluted	$(0.18)	$(0.09)

Weighted average shares outstanding basic and diluted	25,370,626	16,873,903

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2013 and 2012

			Additional	Accumulated
	Common Stock		Paid-in	Earnings
	Shares	Amount	Capital	(Deficit)	Total
Balance at December 31, 2011	16,223,206	$16,223	$1,621,756	$(1,213,284)	$424,695

Issuance of common stock	2,270,000	2,270	1,011,957	-	1,014,227
Issuance of common stock warrants	-	-	132,773	-	132,773
Issuance of common stock in exchange
for consulting services	252,500	253	128,522	-	128,775
Stock-based compensation	-	-	480,108	-	480,108
Net loss	-	-	-	(1,484,115)	(1,484,115)

Balance at December 31, 2012	18,745,706	18,746	3,375,116	(2,697,399)	696,463

Issuance of common stock, net of issuance costs	18,312,341	18,312	3,551,056	-	3,569,368
Issuance of common stock warrants	-	-	1,616,062	-	1,616,062
Issuance of common stock in exchange
for consulting services	291,009	291	226,775	-	227,066
Issuance of common stock warrants in
exchange for consulting services	-	-	282,901	-	282,901
Cashless exercise of common stock options	13,104	13	(13)	-	-
Stock-based compensation	-	-	1,554,913	-	1,554,913
Net loss	-	-	-	(4,601,503)	(4,601,503)
Balance at December 31, 2013	37,362,160	$37,362	$10,606,810	$(7,298,902)	$3,345,270

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
Cash flows from operating activities:
Net loss	$(4,601,503)	$(1,484,115)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	67,103	64,968
Stock-based compensation	1,554,913	480,108
Issuance of common stock and common stock warrants for consulting services	509,967	128,775
Changes in operating assets and liabilities:
Accounts receivable	(82,435)	(17,351)
Inventory	(93,816)	6,787
Prepaid expenses and other current assets	(144,608)	(5,867)
Accounts payable	(123,210)	(47,686)
Accrued expenses	574,191	21,458

Net cash used in operating activities	(2,339,398)	(852,923)

Cash flows from investing activities:
Purchase of property and equipment	(10,919)	(7,757)
Net cash used in investing activities	(10,919)	(7,757)

Cash flows from financing activities:
Proceeds from notes payable - related parties	-	40,000
Proceeds from issuance of common stock and common stock warrants (net of issuance costs)	5,185,430	1,147,000
Net cash provided by financing activities	5,185,430	1,187,000

Net increase in cash and cash equivalents	2,835,113	326,320
Cash and cash equivalents, beginning of period	552,315	225,995
Cash and cash equivalents, end of period	$3,387,428	$552,315

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$-

Income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

1.           GENERAL ORGANIZATION AND BUSINESS

Boston Therapeutics, Inc. (the “Company”) was formed as a Delaware corporation on August 24, 2009 under the name Avanyx Therapeutics, Inc.  On November 10, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Boston Therapeutics, Inc., a New Hampshire corporation (“BTI”) providing for the merger of BTI into the Company with the Company being the surviving entity (the “Merger”),  the issuance by the Company of 4,000,000 shares of common stock to the stockholders of BTI in exchange for 100% of the outstanding common stock of BTI, and the change of the Company’s name to Boston Therapeutics, Inc.  David Platt, the Company’s Chief Executive Officer, is a founder of BTI and was a director and minority stockholder of BTI at the time of the Merger.  Dr. Platt received 400,000 shares of the Company’s common stock in connection with the Merger.  Kenneth A. Tassey, Jr., who became the Company’s President shortly after the Merger, was the Chief Executive Officer, President and principal stockholder of BTI at the time of the Merger. Mr. Tassey received 3,200,000 shares of our common stock in connection with the Merger.

The Company’s primary business is the development, manufacture and commercialization of therapeutic drugs with a focus on complex carbohydrate chemistry to address unmet medical needs in diabetes and inflammatory diseases. We have brought one product, SUGARDOWN®, to market and have begun to make initial sales. We are currently focused on the development of two additional drug products: BTI320, a non-systemic, non-toxic tablet for reduction of post-meal blood glucose in people living with diabetes that is fully developed, and IPOXYN, an injectable anti-necrosis, anti-hypoxia drug that we are currently developing.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  The Company has limited resources and operating history.  As shown in the accompanying financial statements, the Company has an accumulated deficit of approximately $7.3 million as of December 31, 2013 and used cash in operations of approximately $2.3 million during the year ended December 31, 2013.

The Company has incurred recurring operating losses since inception as it has worked to bring its SUGARDOWN® product to market and develop BTI320 and IPOXYN.  Management expects such operating losses will continue until such time that substantial revenues are received from SUGARDOWN® or the regulatory and clinical development of BTI320 or IPOXYN is completed.   Management anticipates that the Company’s cash resources will be sufficient to fund its planned operations into the second half of fiscal 2014.  Management plans to seek additional capital through private placements and public offerings of the Company’s common stock. There can be no assurance that the Company will be successful in accomplishing its objectives. Without such additional capital, the Company may be required to curtail or cease operations.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepting in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Segment Information

Operating segments are identified as components of an enterprise about which separate, discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment.

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

2.           SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES - continued

Cash and Cash Equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents.  The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation.

Revenue Recognition

The Company generates revenues from sales of SUGARDOWN®.  Revenue is recognized when there is persuasive evidence that an arrangement exists, the price is fixed and determinable, the product is shipped and collectability is reasonably assured. Revenue is recognized as product is shipped from an outside fulfillment operation.  In practice, the Company has not experienced or granted significant returns of product. Shipping fees charged to customers are included in revenue and shipping costs are included in costs of sales.

During the years ended December 31, 2013 and 2012, one customer accounted for 97% and 40%, respectively, of the Company’s revenue. During the year ended December 31, 2012, one additional customer accounted for 35% of the Company's revenue.

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances.  Management establishes a reserve for doubtful accounts based on its assessment of the current status of individual accounts.  Balances that remain outstanding after management has used reasonable collection efforts are written off against the allowance.  There were no allowances for doubtful accounts as of December 31, 2013 and 2012. At December 31, 2013 and 2012, the Company has one customer that accounts for 100% of its accounts receivable.  The Company believes there is minimal risk associated with this receivable.

Inventory

Inventory consists of raw materials, work-in-process and finished goods of SUGARDOWN®. Inventories are stated at the lower of cost (first-in, first-out) or market, not in excess of net realizable value. The Company adjusts the carrying value of its inventory for excess and obsolete inventory.  The Company continues to monitor the valuation of its inventory.

Property and Equipment

Property and equipment is depreciated using the straight-line method over the following estimated useful lives:

Asset Category	Estimated Useful Life
Office Furniture and Equipment	5 years
Computer Equipment and Software	3 years

The Company begins to depreciate assets when they are placed in service. The costs of repairs and maintenance are expensed as incurred; major renewals and betterments are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of operations. For the years ended December 31, 2013 and 2012, the Company recorded depreciation expense of $2,818 and $682, respectively.

Intangible Assets

Intangible assets consist of identifiable finite-lived assets acquired in business acquisitions. Acquired intangible assets are recorded at fair value on the date of acquisition and are amortized over their economic useful lives on a straight line basis.

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

2.           SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES - continued

Goodwill

The Company follows the guidance of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, Goodwill and Other Intangible Assets.  Under ASC 350, goodwill and certain other intangible assets with indefinite lives are not amortized, but instead are reviewed for impairment at least annually.

As the Company operates its business in one operating segment and one reporting unit, the Company’s goodwill is assessed at the Company level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that impairment may exist. The Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step impairment test. If the Company’s qualitative assessment reveals that goodwill impairment is more likely than not, the Company performs the two-step impairment test. Alternatively, the Company may bypass the qualitative test and initiate goodwill impairment testing with the first step of the two-step goodwill impairment test.

During the first step of the goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, then the Company concludes that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, the Company performs the second step of the goodwill impairment test to measure possible goodwill impairment loss. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

The Company performed its impairment review of goodwill utilizing the qualitative assessment method for the year ended December 31, 2013 and concluded that no impairment existed.  The Company performed its impairment review of goodwill utilizing the quantitative assessment method for the year ended December 31, 2012 and concluded no impairment existed.

Impairment of Long-lived Assets

The Company reviews long-lived assets, which include the Company’s intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable.  Future undiscounted cash flows of the underlying assets are compared to the assets’ carrying values.  Adjustments to fair value are made if the sum of expected future undiscounted cash flows is less than book value.  To date, no adjustments for impairment have been made.

Loss per Share

Basic net loss per share is computed based on the net loss for the period divided by the weighted average actual shares outstanding during the period. Diluted net loss per share is computed based on the net loss for the period divided by the weighted average number of common shares and common equivalent shares outstanding during each period unless the effect of such common equivalent shares would be anti-dilutive. Common stock equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options using the treasury stock method.  The weighted average number of common shares for the year ended December 31, 2013 did not include 5,741,400 and 11,974,999 options and warrants, respectively, because of their anti-dilutive effect. The weighted average number of common shares for the year ended December 31, 2012 did not include 7,708,400 and 645,000 options and warrants, respectively, because of their anti-dilutive effect.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion of the gross deferred tax asset will not be realized.  The Company records interest and penalties related to income taxes as a component of provision for income taxes. The Company did not recognize any interest and penalty expense for the years ended December 31, 2013 and 2012.

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

2.           SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES - continued

Advertising Costs

Advertising costs are expensed as incurred and are reported as a component of selling, general and administrative expenses in the selling and marketing expenses in the statements of operations.  Advertising costs for the years ended December 31, 2013 and 2012 were $25,068 and $51,497, respectively.

Research and Development Costs

Research and development expenditures are charged to the statement of operations as incurred. Such costs include proprietary research and development activities, purchased research and development, and expenses associated with research and development contracts, whether performed by the Company or contracted with independent third parties.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable, accrued expenses, and notes payable. The carrying value of cash and cash equivalents, accounts payable and accrued expenses approximates fair value due to their short-term nature.

The carrying value of the notes payable as of December 31, 2013 and 2012, is not materially different from the fair value of the notes payable.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents. The Company places its cash and cash equivalents in highly rated financial institutions. The Company maintains cash and cash equivalent balances with financial institutions that occasionally exceed federally insured limits. The Company has not experienced any losses related to these balances, and management believes its credit risk to be minimal.

Stock-Based Compensation

Stock–based compensation, including grants of employee and non-employee stock options and modifications to existing stock options, is recognized in the income statement based on the estimated fair value of the awards. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the compensation cost of share-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company has a limited history of market prices of its common stock and as such volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recognized in the financial statements on a straight-line basis over the vesting period, based on awards that are ultimately expected to vest.

The Company grants stock options to non-employee consultants from time to time in exchange for services performed for the Company. Equity instruments granted to non-employees are subject to periodic revaluation over their vesting terms. In general, the options vest over the contractual period of the respective consulting arrangement and, therefore, the Company revalues the options periodically and records additional compensation expense related to these options over the remaining vesting period.

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

2.           SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES - continued

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, “Income Taxes, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU 2013-11 states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

3.            INVENTORIES

Inventories consist of material, labor and manufacturing overhead and are recorded at the lower of cost, using the weighted average cost method, or net realizable value.

The components of inventories at December 31, 2013 and 2012, net of inventory reserves, were as follows:

	2013	2012
Raw materials	$7,672	$13,125
Work in process	-	-
Finished goods	102,953	3,684
Total	$110,625	$16,809

The Company periodically reviews quantities of inventory on hand and compares these amounts to expected usage of each particular product or product line. The Company records, as a charge to cost of sales, any amounts required to reduce the carrying value to net realizable value.

4.            ACCRUED EXPENSES

The following table represents the major components of accrued expenses at December 31, 2013 and 2012:

	2013	2012
Professional fees	$331,494	$95,567
Stock subscription	270,000	-
Interest	63,447	44,090
Other current liabilities	56,024	7,117
Total	$720,965	$146,774

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

5.           STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 5,000,000 shares of its $0.001 par value preferred stock and up to 200,000,000 shares of its $0.001 par value common stock.  During the year ended December 31, 2013, the Company amended its certificate of incorporation to increase the number of common shares from 100,000,000 to 200,000,000. The amendment went into effect September 7, 2013.

Preferred Stock

No shares of preferred stock have been issued and the terms of such preferred stock have not been designated by the Board of Directors.

Common Stock

On May 7, 2012 the Company issued 20,000 shares of common stock at a price per share of $1.10 and issued a warrant to purchase an additional 20,000 shares of common stock at $1.15 per share for gross proceeds of $22,000. The warrant is exercisable immediately and has a five year term. The Company has evaluated these warrants for proper classification based on terms of the warrant agreement and has determined that equity classification is appropriate. The Company estimated the relative fair value of the warrant to be $8,754 using the Black Scholes model, which has been recorded as a component of permanent equity in additional paid in capital.

During May 2012 the Company entered into a consulting agreement under which it is required to pay the consultant a monthly fee consisting of 25,000 shares of restricted common stock beginning May 21, 2012 through May 21, 2013. As of December 31, 2012 the Company had issued 150,000 shares due under this agreement for services rendered during June through November 2012 with a fair value of $76,500.  An accrual in the amount of $14,000 representing the fair value of the 33,333 unissued shares for services rendered in December 2012 was included in the accompanying December 31, 2012 balance sheet.  The 33,333 shares were subsequently issued during the year ended December 31, 2013.  An additional 12,000 shares were issued in January 2013 for services performed in January.  The agreement was terminated in January 2013.

During June 2012 the Company issued 80,000 shares of its common stock with a fair value of $40,800 in exchange for professional consulting services.

On June 29, 2012 the Company issued 1,000,000 shares to an affiliate of Advance Pharmaceutical Co., Ltd. (APC) in a private placement for net proceeds of $500,000. APC is licensed to distribute SUGARDOWN® in Hong Kong, China and Macau.  The Company reviewed the private placement issuance and determined that the issuance price of $0.50 per share approximates fair value as of the date of issuance.

During July 2012 the Company entered into a consulting agreement under which it is required to pay the consultant a monthly fee consisting of $4,000 paid in cash and 7,500 shares of restricted common stock.  As of December 31, 2012 the Company has issued the 22,500 total shares due under this agreement for services rendered during July, August and September 2012 with an aggregate fair value of $11,475.  The agreement was terminated as of September 30, 2012.

On November 13, 2012 the Company issued 1,250,000 shares of its common stock at a price per share of $0.50 and issued a warrant to purchase 625,000 additional shares for $1.00 per share for gross proceeds of $625,000. The warrant is exercisable immediately and has a five year term. The Company has evaluated these warrants for proper classification based on terms of the warrant agreement and has determined that equity classification is appropriate. The Company estimated the relative fair value of the warrant to be $124,019 using the Black Scholes model, which has been recorded as a component of permanent equity in additional paid in capital.

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

5.           STOCKHOLDERS’ EQUITY - continued

Common Stock - continued

On March 14, 2013 the Company issued 500,000 shares of its common stock at a price per share of $0.50 and issued a warrant to purchase 250,000 additional shares for $1.00 per share for gross proceeds of $250,000 to CJY Holdings Limited, a company controlled by Conroy Cheng's brother Cheng Chi Him. The warrant is exercisable immediately and has a five year term. The Company has evaluated these warrants for proper classification based on terms of the warrant agreement and has determined that equity classification is appropriate. The Company estimated the relative fair value of the warrant to be $35,457 using the Black Scholes model, which has been recorded as a component of permanent equity in additional paid in capital.

On April 29, 2013 the Company issued a warrant to purchase 100,000 of common stock for $1.00 per share in exchange for consulting services rendered. The warrant associated with the consulting agreement is exercisable immediately and has a five year term. The Company has evaluated these warrants for proper classification based on terms of the warrant agreement and has determined that equity classification is appropriate. The Company estimated the fair value of the warrant to be $19,865 using the Black Scholes model, which has been recorded as a component of permanent equity in additional paid in capital.

On April 30, 2013 the Company issued 52,000 shares of its common stock with a fair value of $28,080 in exchange for consulting services rendered during February through April 2013 in connection with two separate consulting agreements.

On June 28, 2013 the Company issued 40,000 shares of its common stock with a fair value of $14,000 in exchange for consulting services rendered during May and June in connection with two separate consulting agreements.

Between July and September 2013, the Company conducted four closings of its private placement of securities with accredited investors pursuant to which the investors purchased in aggregate 17,659,007 shares of the Company’s common stock and warrants to purchase an additional 8,829,484 shares of common stock at an exercise price of $0.50 per share (the Investor Warrants) for total gross proceeds of $5,297,698. In addition, the Company issued warrants to the Placement Agent in exchange for services to purchase in aggregate 1,808,849 shares for $0.30 per share (the Placement Agent Warrants).  The Investor Warrants and Placement Agent Warrants are currently exercisable and have a five year term. The Company has evaluated these warrants for proper classification based on terms of the warrant agreements and has determined that equity classification is appropriate. The Company estimated the relative fair value of the Investor Warrants associated with the investor subscription agreements and Placement Agent Warrants as $1,279,093 and $288,101, respectively, using the Black Scholes model, which has been recorded as a component of permanent equity in additional paid in capital. In addition, issuance costs paid by the Company in connection with the private placement offering totaled $408,270.  CJY Holdings Limited purchased 6,666,660 shares and 3,333,320 Investor Warrants included in this Private Placement on the same terms as the other participants purchasing shares in the transaction.

During September 2013 the Company issued 52,000 shares of its common stock with a fair value of $22,920 in exchange for consulting services rendered during July through September 2013 in connection with two separate consulting agreements.

During October 2013 the Company conducted an additional closing of its private placement of securities to related parties and affiliates resulting in the purchase of 153,334 shares of the Company’s common stock and warrants to purchase 76,666 additional shares of common stock at an exercise price of $0.50 per share for total gross proceeds of $46,000. The warrant associated with the subscription agreement is exercisable immediately and has a five year term. The Company estimated the relative fair value of the warrants as $13,411 using the Black Scholes model which has been recorded as a component of permanent equity in additional paid in capital.

During October 2013 the Company issued 43,860 shares of its common stock with a fair value of $61,404 in exchange for consulting services rendered during August through October 2013 in connection with a consulting agreement.

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

5.           STOCKHOLDERS’ EQUITY - continued

Common Stock - continued

During October 2013 the Company entered into a consulting agreement under which it is required to pay the consultant a monthly fee consisting of $10,000 paid in cash and a warrant to purchase 265,000 shares of common stock at an exercise price of $0.50 per share.  The warrant associated with the consulting agreement is exercisable immediately and has a five year term.  The Company estimated the fair value of the warrant at $263,036 using the Black Scholes model which has been recorded as a component of permanent equity in additional paid in capital.

On November 18, 2013 the Company issued 22,000 shares of its common stock with a fair value of $32,120 in exchange for consulting services rendered during November 2013 in connection with a consulting agreement.

During December 2013 the Company issued 35,316 shares of its common stock with a fair value of $49,292 in exchange for consulting services rendered during September through December 2013 in connection with two separate consulting agreements.

During the year ended December 31, 2013, the Company received $270,000 of cash proceeds in connection with a potential private placement financing expected to be executed during 2014. As of December 31, 2013, the terms of the private placement were not secured and the Company had recorded the $270,000 of proceeds as a stock subscription in accrued expenses and other current liabilities within the accompanying balance sheet.

6.           STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

During the year ended December 31, 2010, the Company adopted a stock option plan entitled “The 2010 Stock Plan” (2010 Plan) under which the Company may grant options to purchase up to 5,000,000 shares of common stock.  On September 7, 2013, the 2010 plan was amended to increase the number of shares of common stock issuable under the 2010 Plan to 7,500,000.  As of December 31, 2013 and December 31, 2012, there were 578,400 options outstanding under the 2010 Plan.

During the year ended December 31, 2011, the Company adopted a non-qualified stock option plan entitled “2011 Non-Qualified Stock Plan” (2011 Plan) under which the Company may grant options to purchase 2,100,000 shares of common stock.  In December 2012, the 2011 Plan was amended to increase the number of shares of common stock issuable under the 2011 Plan to 12,000,000 shares.  During the period ended March 31, 2013, the 2011 Plan was amended to increase the number of shares of common stock issuable under the 2011 Plan to 17,500,000.  As of December 31, 2013 and December 31, 2012, there were 5,163,000 and 7,130,000 options outstanding under the 2011 Plan, respectively.

Under the terms of the stock plans, the Board of Directors shall specify the exercise price and vesting period of each stock option on the grant date. Vesting of the options is typically three to four years and the options typically expire in five to seven years.

The fair value of stock options granted for years ended December 31, 2013 and 2012 was calculated with the following assumptions:

	2013	2012
Risk-free interest rate	0.47% - 1.55%	0.43% - 1.27%
Expected dividend yield	0%	0%
Volatility factor	85% - 96%	85 - 90%
Expected life of option	3.25 to 6 years	3.5 to 7 years

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

6.           STOCK OPTION PLAN AND STOCK-BASED COMPENSATION - continued

The weighted-average fair value of stock options granted during the years ended December 31, 2013 and 2012, under the Black-Scholes option pricing model was $0.21 and $0.30 per share, respectively. For the years ended December 31, 2013 and 2012, the Company recorded stock-based compensation expense of $1,554,913 and $480,108, respectively, in connection with share-based payment awards. As of December 31, 2013, there was approximately $173,000 of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 0.70 years.

The following table summarizes the Company’s stock option activity during the years ended December 31, 2013 and 2012:

	Shares	Exercise Price per Share	Weighted Average Exercise Price per Share
Outstanding as of December 31, 2011	1,578,400	$0.10-1.85	$0.19
Granted	6,130,000	0.10-0.50	0.48
Exercised	-	-	-
Options forfeited/cancelled	-	-	-
Outstanding as of December 31, 2012	7,708,400	$0.10-1.85	$0.42
Granted	708,000	0.42-1.00	0.68
Exercised	(13,104)	0.50	0.50
Options forfeited/cancelled	(2,661,896)	0.42-1.00	0.52
Outstanding as of December 31, 2013	5,741,400	$0.10-1.85	$0.40

During the year ended December 31, 2013, the Company received a notice of cashless stock options exercise in which the holder elected to exercise 20,000 vested options.  The stock options which were exercised had an exercise price of $0.50 per share.  Based upon the Company’s stock price on the date of exercise, as well as the cashless exercise formula, 13,104 shares were issued to the holder with the remaining 6,896 stock options forfeited during the year ended December 31, 2013.

The following table summarizes information about stock options that are vested or expected to vest at December 31, 2013:

Vested or Expected to Vest					Exercisable Options
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Exercise	Remaining	Aggregate	Number	Exercise	Remaining	Aggregate
Exercise	Number of	Price Per	Contractual	Intrinsic	of	Price	Contractual	Intrinsic
Price	Options	Share	Life (Years)	Value	Options	Per Share	Life (Years)	Value
$0.10	1,800,000	$0.10	2.87	$2,376,000	1,706,250	$0.10	2.88	$2,252,250
0.42	63,000	0.42	7.01	63,000	63,000	0.42	7.01	63,000
0.50	3,310,000	0.50	4.33	3,045,200	2,830,835	0.50	4.37	2,604,368
0.57	400,000	0.57	4.62	340,000	133,280	0.57	4.62	113,288
1.00	90,000	1.00	4.14	37,800	67,500	1.00	4.14	28,350
1.85	78,400	1.85	1.75	-	78,400	1.85	1.75	-
$0.10-1.85	5,741,400	$0.40	3.89	$5,862,000	4,879,265	$0.39	3.85	$5,061,256

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

6.           STOCK OPTION PLAN AND STOCK-BASED COMPENSATION - continued

The following table sets forth the status of the Company’s non-vested stock options as of December 31, 2013:

	Number of Options	Weighted-Average Grant-Date Fair Value
Non-vested as of December 31, 2011	882,950	$0.20
Granted	6,130,000	0.30
Forfeited	-	-
Vested	(1,623,367)	0.27

Non-vested as of December 31, 2012	5,389,583	$0.30
Granted	708,000	0.21
Forfeited	(2,655,000)	0.30
Vested	(2,580,448)	0.29

Non-vested as of December 31, 2013	862,135	$0.25

The weighted-average remaining contractual life for options exercisable at December 31, 2013 is 3.89 years. At December 31, 2013 the Company has 12,337,000 and 6,921,600 options available for grant under the 2011 Plan and 2010 Plan, respectively.

The aggregate intrinsic value for fully vested, exercisable options was $5,061,256 and $418,000 at December 31, 2013 and 2012, respectively.  The aggregate intrinsic value of options exercised during the year ended December 31, 2013 was $12,449.  There were no options exercised during the year ended December 31, 2012.  The actual tax benefit realized from stock option exercises during the year ended December 31, 2013 was $19,000.  There was no actual tax benefit realized from stock options exercises during fiscal 2012.

7.           RELATED PARTY TRANSACTIONS

Through December 31, 2011, Dr. Platt advanced $257,820 to BTI to fund start-up costs and operations of the Company. Advances by Dr. Platt carry an interest rate of 6.5% and were due on June 29, 2013. On May 7, 2012, Dr. Platt and the Company's President entered into promissory notes to advance to the Company an aggregate of $40,000. The notes accrue interest at 6.5% per year were due June 30, 2013. On August 6, 2012, the outstanding notes of $297,820 were amended to extend the maturity dates to June 29, 2014. On August 2, 2013, the outstanding notes of $297,820 were amended to extend the maturity dates to June 29, 2015. As of December 31, 2013 and 2012, $63,447 and $44,090, respectively, of accrued interest had been included in accrued expenses on the accompanying balance sheet.

On June 24, 2011, the Company entered into a definitive Licensing and Manufacturing Agreement (the "Agreement") with Advance Pharmaceutical Company Ltd. ("Advance Pharmaceutical"), a Hong Kong-based privately-held company.  Under terms of the Agreement, the Company manufactures and supplies product in bulk for Advance Pharmaceutical.  Advance Pharmaceutical is responsible for the packaging, marketing and distribution of SUGARDOWN® in China.    Advance Pharmaceutical, through a wholly owned subsidiary, has purchased an aggregate 1,799,800 shares of the Company’s common stock in conjunction with the Company’s private placement offerings during the years ended December 31, 2012 and 2011.   The shares were purchased on the same terms as the other participants acquiring shares in the respective offerings.   Conroy Chi-Heng Cheng is a director of Advance Pharmaceutical and joined the Company’s Board in December 2013.    Revenue generated pursuant to the Agreement for the years ended December 31, 2013 and 2012 were $315,000 and $17,000, respectively.

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

7.           RELATED PARTY TRANSACTIONS - continued

On March 14, 2013 the Company issued 500,000 shares of its common stock at a price per share of $0.50 and issued a warrant to purchase 250,000 additional shares for $1.00 per share for gross proceeds of $250,000 to CJY Holdings Limited ("CJY"). The warrant is exercisable immediately and has a five year term. In July 2013 CJY Holdings Limited purchased 6,666,660 shares of the Company’s common stock and warrants to purchase an aggregate of 3,333,320 shares of the Company’s common stock for an aggregate purchase price of $2,000,000 in the private placement conducted by the Company between July 2013 and September 2013 discussed in Note 5.  The warrants are exercisable immediately over a five year term with an exercise price of $0.50 per share.  CJY is an entity that is controlled by the sibling of our Director Conroy Chi-Heng Cheng.

In December 2013, the Board of Directors agreed to indemnify Dr. Platt for legal costs incurred in connection with an arbitration initiated before the American Arbitration Association by Galectin Therapeutics, Inc. (formerly named Pro-Pharmaceuticals, Inc.) for which Dr. Platt previously served as CEO and Chairman.  Galectin seeks to rescind or reform the Separation Agreement entered into with Dr. Platt upon his resignation from Galectin to remove a $1.0 million milestone payment which Dr. Platt asserts he is owed and to be repaid all separation benefits paid to Dr. Platt to date.  The Company capped the amount for which it will indemnify Dr. Platt at an initial maximum of $150,000 and Dr. Platt has agreed to reimburse the indemnification amounts paid by the Company should he prevail in the arbitration.  The Board decided to indemnify Dr. Platt after considering a number of factors, including the scope of the Company’s existing indemnification obligations to officers and directors, the potential impact of the arbitration on the Company and Dr. Platt’s agreement to reimburse the Company should he prevail.  As of December 31, 2013, the Company recorded legal expense associated with this indemnification of $119,401.

8.           INTANGIBLE ASSETS

The SUGARDOWN® technology and provisional patents, which were obtained through the acquisition of BTI in 2010, are being amortized on a straight-line basis over their estimated useful lives of 14 years.

Intangible assets consist of the following as of December 31:

	2013	2012
SUGARDOWN® technology and provisional patents	$900,000	$900,000
Less accumulated amortization	(203,571)	(139,286)
Intangible assets, net	$696,429	$760,714

Amortization expense for each of the years ended December 31, 2013 and 2012 was $64,285.

The estimated remaining amortization expense related to intangible assets with finite lives for each of the five succeeding years and thereafter is as follows:

Fiscal year
2014	$64,286
2015	64,286
2016	64,286
2017	64,286
2018	64,286
Thereafter	374,999
$696,429

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

9.           PROVISION FOR INCOME TAXES

During the years ended December 31, 2013 and 2012, no provision for income taxes was recorded as the Company generated net operating losses of $2,680,473 and $943,849, respectively.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:
	2013	2012
Net operating loss carryforwards	34.0%	34.0%
State taxes, net of federal benefit	5.5%	6.3%
Federal research and development tax credit	0.2%	0.0%
Other	(0.5)%	0.0%
Change in deferred tax asset valuation allowance	(39.2)%	(40.3)%
Effective income tax rate	0.0%	0.0%

Net deferred tax assets as of December 31, 2013 and 2012 consisted of the following:

	2013	2012
Net operating loss carryforwards	$1,781,334	$1,064,457
Tax credit carryforwards	12,499	-
Non-qualified stock options	857,613	-
Other temporary differences	164,379	21,786
Gross deferred tax assets	2,815,825	1,086,243
Valuation allowance	(2,815,825)	(1,086,243)
Net deferred tax assets	$-	$-

As of December 31, 2013, the Company had net operating loss carryforwards for federal and state income tax purposes of $4,497,182, which begin to expire in years 2029 and 2019, respectively. The Company also has available research and development tax credit carryforwards for federal income tax purposes of $12,499, which begin to expire in year 2032. Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income.

The Company provided a full valuation allowance for deferred tax assets generated since, based on the weight of available evidence; it is more likely than not that these benefits will not be realized. During the year ended December 31, 2013, the Company increased its valuation allowance by $1,729,582 due to the continued likelihood that realization of any future benefit from deductible temporary differences and net operating loss carryforwards cannot be sufficiently assured at December 31, 2013. Management reevaluates the positive and negative evidence at each reporting period.

The Company applies the provisions of ASC 740-10, Income Taxes, (originally issued as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes).  The Company has not recognized any liability for unrecognized tax benefits and does not believe there is any uncertainty with respect to its tax position.  The Company’s policy with respect to unrecognized tax benefits is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending income tax examinations. The Company’s tax years are still open under statute from 2010 to the present. Earlier years may be examined to the extent that tax credit or net operating loss carryforwards are used in future periods. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

10.    COMMITMENTS AND CONTINGENCIES

The Company entered into a three year lease agreement for their office lease facility commencing July 1, 2012, with escalating rental payments. On February 21, 2013, the Company amended the lease agreement to extend the lease through March 2018 and increase rental space. The effects of variable rent disbursements have been expensed on a straight-line basis over the life of the lease. The Company recognized rent expense of $73,752 and $15,759 during the years ended December 31, 2013 and 2012, respectively.  As of December 31, 2013 and 2012, there was $25,381 and $2,267, respectively, of deferred rent included in accrued expenses and other current liabilities in the accompanying balance sheets.

Future minimum lease payments under all non-cancelable operating leases as of December 31, 2013, are as follows:

Fiscal Year
2014	$60,093
2015	62,169
2016	64,299
2017	66,519
2018	16,770
$269,850

11.   SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred from December 31, 2013 through March 14, 2014, the date these financial statements were issued, for possible disclosure and recognition in the financial statements.  Except as discussed below, the Company did not have any material subsequent events that impact its financial statements or disclosures.

In January 2014 the Company received a notice of cashless stock option exercise in which the holder elected to exercise 133,280 vested options.  The stock options which were exercised had an exercise price of $0.57 per share.  Based upon the Company’s stock price and the cashless exercise formula at the date of exercise, 79,016 shares were issued to the holder.

In January 2014 the Company entered into a consulting agreement to market SUGARDOWN® in the United States. In addition to monthly cash payments, the Company will issue 500,000 shares of its common stock upon achievement of certain agreed upon milestones.

In January 2014 the Company entered into an investment banking agreement under which it is required to pay an engagement fee of $25,000 and issue a warrant to purchase 25,000 shares of common stock at an exercise price of $2.00 per share. Additionally, the Company will be required to pay fees subject to completion of certain financing transactions.

During January and February 2014 the Company issued 6,000 shares of its common stock with a fair value of $7,200 in exchange for consulting services rendered during those periods in connection with a consulting agreement.  During February and March 2014, the Company entered into three consulting agreements under which the Company is required to issue consultants monthly cash payments and a total of 300,000 shares of its common stock in exchange for consulting services over a period of one year.

In February 2014 the Board of Directors approved a grant of non-qualified stock options to the independent directors of the Company to purchase an aggregate of 279,000 shares of the Company’s common stock, with the grant to be effective January 1, 2014.  The options were allocated among the directors based on service in, and chairmanship of the Company’s committees and service as lead independent director. The options vest as of December 31, 2014, provided that the directors remain directors on that date and have attended at least 75% of the scheduled meetings of the Board and the committees on which such directors serve during the 2014 calendar year.

Boston Therapeutics, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

11.   SUBSEQUENT EVENTS - continued

In February 2014 the Company granted incentive stock options to members of management and non-management to purchase an aggregate of 700,000 shares of the Company’s common stock at the exercise price of $1.21 per share, of which 350,000 of these options vest immediately.  The remainder vest quarterly over a period of one to two years.  In addition, the Company granted a consultant a non-qualified stock option to purchase up to 50,000 shares of the Company’s common stock at the exercise price of $1.21 per share vesting quarterly over a two year period.

On March 12, 2014, a complaint against the Company and the Company's CEO, David Platt, was filed in Middlesex Superior Court in Massachusetts by Eliezer Zomer. Mr. Zomer alleges that the Company and Dr. Platt have refused to deliver 400,000 shares of the Company's Common Stock that Mr. Zomer believes are owed to him, and seeks delivery of the shares and damages. The Company and Dr. Platt intend to contest the allegations set forth in the complaint.

Unaudited Condensed Financial Statements

Boston Therapeutics, Inc.
Balance Sheet (Unaudited)
September 30, 2014 and December 31, 2013

	September 30,	December 31,
	2014	2013
ASSETS
Cash and cash equivalents	$569,350	$3,387,428
Accounts receivable	93,720	99,786
Prepaid expenses and other current assets	126,258	153,681
Inventory	177,632	110,625
Total current assets	966,960	3,751,520

Property and equipment, net	16,672	15,176
Intangible assets	648,214	696,429
Goodwill	69,782	69,782
Other assets	2,125	2,125
Total assets	$1,703,753	$4,535,032

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$286,681	$170,977
Accrued expenses and other current liabilities	375,978	720,965
Total current liabilities	662,659	891,942

Notes payable - related parties	297,820	297,820
Total liabilities	960,479	1,189,762

COMMITMENTS AND CONTINGENCIES (Note 7)

Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value, 200,000,000 shares authorized at September 30, 2014 and December 31, 2013, 38,469,016 and
37,362,160 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	38,469	37,362
Additional paid-in capital	11,941,151	10,606,810
Accumulated deficit	(11,236,345)	(7,298,902)
Total stockholders’ equity	743,274	3,345,270

Total liabilities and stockholders’ equity	$1,703,753	$4,535,032

See accompanying notes to unaudited condensed financial statements

Boston Therapeutics, Inc.
Statement of Operations (Unaudited)
For the Three and Nine Months Ended September 30, 2014 and 2013

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2014	September 30,	September 30,	September 30,
		2013	2014	2013

Revenue	$121,493	$217,520	$186,711	$242,974
Cost of goods sold	82,061	118,515	158,605	174,424
Gross margin	39,432	99,005	28,106	68,550

Operating expenses:
Research and development	518,632	151,946	1,200,321	200,428
Sales and marketing	30,086	102,840	287,642	251,236
General and administrative	643,970	954,261	2,457,636	1,904,008
Total operating expenses	1,192,688	1,209,047	3,945,599	2,355,672

Operating loss	(1,153,256)	(1,110,042)	(3,917,493)	(2,287,122)

Interest expense	(5,310)	(4,842)	(14,978)	(14,431)
Other expense	(1,259)	-	(4,151)	-
Foreign currency loss	(101)	(1,979)	(822)	(1,979)
Net loss	$(1,159,926)	$(1,116,863)	$(3,937,444)	$(2,303,532)

Net loss per share- basic and diluted	$(0.03)	$(0.04)	$(0.10)	$(0.11)
Weighted average shares outstanding basic and diluted	38,435,195	26,025,815	38,094,498	21,411,649

See accompanying notes to unaudited condensed financial statements

Boston Therapeutics, Inc.
Statement of Cash Flows (Unaudited)
For the Nine Months Ended September 30, 2014 and 2013

	For the Nine Months Ended
	September 30,	September 30,
	2014	2013
Cash flows from operating activities:
Net loss	$(3,937,444)	$(2,303,532)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	53,229	49,710
Stock-based compensation	681,697	857,851
Issuance of common stock for consulting services	117,415	104,115
Issuance of common stock warrants	35,836	-
Changes in operating assets and liabilities:
Accounts receivable	6,066	(199,767)
Inventory	(67,007)	(173,163)
Prepaid expenses and other current assets	27,423	(60,063)
Accounts payable	115,704	(179,368)
Accrued expenses	(94,987)	80,728
Net cash used in operating activities	(3,062,068)	(1,823,489)

Cash flows from investing activities:
Purchase of property and equipment	(6,510)	(4,698)
Net cash used in investing activities	(6,510)	(4,698)

Cash flows from financing activities:
Proceeds from issuance of common stock upon option exercises	500	-
Proceeds from issuance of common stock and common stock warrants (net of issuance costs)	250,000	5,139,428
Net cash provided by financing activities	250,500	5,139,428

Net (decrease) increase in cash and cash equivalents	(2,818,078)	3,311,241
Cash and cash equivalents, beginning of period	3,387,428	552,315
Cash and cash equivalents, end of period	$569,350	$3,863,556

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$-
Income taxes	$3,753	$-
Non-cash financing activities:
Issuance of common stock for stock subscription received in 2013	$250,000	$-
Value of common stock issued to settle accrued liabilities	$-	$14,000

See accompanying notes to unaudited condensed financial statements

Boston Therapeutics, Inc.
Notes to Unaudited Condensed Financial Statements
For the Three and Nine Months Ended September 30, 2014 and 2013

1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Overview

Boston Therapeutics, Inc., headquartered in Manchester, NH, (OTC: BTHE) is a leader in the field of complex carbohydrate chemistry. The Company's initial product pipeline is focused on developing and commercializing therapeutic molecules for diabetes: BTI-320, a non-systemic, non-toxic, therapeutic compound designed to reduce post-meal glucose elevation; IPOXYN, a continuous intravenous drug for the prevention of necrosis and treatment of ischemia with an initial target indication of lower limb ischemia often associated with diabetes; and SUGARDOWN®, a non-systemic complex carbohydrate designed to moderate post-meal blood glucose.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has limited resources and operating history. As shown in the accompanying financial statements, the Company has an accumulated deficit of approximately $11.2 million and $569,000 cash on hand as of September 30, 2014. The Company raised $250,000 in gross proceeds in private placements during the nine months ended September 30, 2014.  We anticipate that our cash resources will be sufficient to fund our planned operations into December 2014.  The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities.  Management is seeking additional capital through private placements and public offerings of its stock.  There can be no assurance that the Company will be successful in accomplishing its objectives.  Without such additional capital, the Company may be required to cease operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information and the rules of the Securities and Exchange Commission (“SEC”) for quarterly reports on Form 10-Q. These condensed financial statements should be read in conjunction with the Company's financial statements for its year ended December 31, 2013 included in its Form 10-K filed with the SEC on March 14, 2014. In the opinion of management, the statements contain all adjustments, including normal recurring adjustments necessary in order to present fairly the financial position as of September 30, 2014 and the results of operations for the three and nine month periods ended September 30, 2014 and 2013.

The year-end balance sheet data was derived from the audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results disclosed in the statements of operations for the three and nine month periods ended September 30, 2014 are not necessarily indicative of the results to be expected for the full fiscal year.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances.  Management establishes a reserve for doubtful accounts based on its assessment of the current status of individual accounts.  Balances that remain outstanding after management has used reasonable collection efforts are written off against the allowance.  There were no allowances for doubtful accounts as of September 30, 2014 and December 31, 2013.  At September 30, 2014 and December 31, 2013, the Company had one customer that accounted for 100% of its accounts receivable.  The Company believes there is minimal risk associated with this receivable.

Boston Therapeutics, Inc.
Notes to Unaudited Condensed Financial Statements
For the Three and Nine Months Ended September 30, 2014 and 2013

1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Inventory

Inventory consists of raw materials, work-in-process and finished goods of SUGARDOWN®. Inventories are stated at the lower of cost (first-in, first-out) or market, not in excess of net realizable value. The Company adjusts the carrying value of its inventory for excess and obsolete inventory. The Company continues to monitor the valuation of its inventory.

Revenue Recognition

The Company generates revenues from sales of SUGARDOWN®. Revenue is recognized when there is persuasive evidence that an arrangement exists, the price is fixed and determinable, the product is shipped in accordance with the customers’ FOB shipping point terms and collectability is reasonably assured.  In practice, the Company has not experienced or granted significant returns of product. Shipping fees charged to customers are included in revenue and shipping costs are included in costs of sales.

As disclosed in Note 5 of the Notes to Unaudited Condensed Financial Statements, Advance Pharmaceutical Company Ltd., a related party, accounted for 98% and 99% of the Company’s revenue during the three months ended September 30, 2014 and 2013.  During the nine months ended September 30, 2014 and 2013, Advance Pharmaceutical accounted for 97% of the Company’s revenue.

Stock-Based Compensation

Stock–based compensation, including grants of employee and non-employee stock options and modifications to existing stock options, is recognized in the income statement based on the estimated fair value of the awards. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the compensation cost of share-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company has a limited history of market prices of the common stock as, and as such volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recognized in the financial statements on a straight-line basis over the vesting period, based on awards that are ultimately expected to vest.

The Company grants stock options to non-employee consultants from time to time in exchange for services performed for the Company. Equity instruments granted to non-employees are subject to periodic revaluation over their vesting terms. In general, the options vest over the contractual period of the respective consulting arrangement and, therefore, the Company revalues the options periodically and records additional compensation expense related to these options over the remaining vesting period.

Loss per Share

Basic net loss per share is computed based on the net loss for the period divided by the weighted average actual shares outstanding during the period. Diluted net loss per share is computed based on the net loss for the period divided by the weighted average number of common shares and common equivalent shares outstanding during each period unless the effect of such common equivalent shares would be anti-dilutive. Common stock equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options using the treasury stock method.  The weighted average number of common shares for both the three and nine month periods ended September 30, 2014 did not include 6,727,150 and 12,516,669 options and warrants, respectively, because of their anti-dilutive effect. The weighted average number of common shares for both the three and nine month periods ended September 30, 2013 did not include 5,886,400 and 11,633,337 options and warrants, respectively, because of their anti-dilutive effect.

Boston Therapeutics, Inc.
Notes to Unaudited Condensed Financial Statements
For the Three and Nine Months Ended September 30, 2014 and 2013

1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU No 2014-09 supersedes the revenue recognition requirements in “Topic 605, Revenue Recognition” and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective retrospectively for annual or interim reporting periods beginning after December 15, 2016, with early application not permitted. The Company is currently evaluating the impact of this standard on its financial statements.

In August 2014, the FASB issued Accounting Standard Update (ASU) 2014-15, Presentation of Financial Statements – Going Concern. The new standard addresses management’s responsibility to evaluate whether there is a substantial doubt about the Company’s ability to continue as a going concern.  It requires management to perform interim and annual assessments of the Company ability to continue as a going concern and to provide related disclosures.  The standard will be effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016.  The Company is currently evaluating the impact of this standard on its financial statements.

2.             INVENTORIES

Inventories consist of material, labor and manufacturing overhead and are recorded at the lower of cost, using the weighted average cost method, or net realizable value.

The components of inventories at September 30, 2014 and December 31, 2013, net of inventory reserves, were as follows:

	2014	2013
Raw materials	$63,498	$7,672
Work in process	-	-
Finished goods	114,134	102,953
	$177,632	$110,625

The Company periodically reviews quantities of inventory on hand and compares these amounts to expected usage of each particular product or product line. The Company records, as a charge to cost of sales, any amounts required to reduce the carrying value to net realizable value.

3.           STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 5,000,000 shares of its $0.001 par value preferred stock and up to 200,000,000 shares of its $0.001 par value common stock. During the year ended December 31, 2013, the Company amended its certificate of incorporation to increase the number of common shares from 100,000,000 to 200,000,000.  The amendment went into effect on September 7, 2013.

Common Stock

During the three months ended March 31, 2014, the Company issued 99,000 shares of its common stock with a fair value of $74,160 in exchange for consulting services rendered during those periods in connection with three separate consulting agreements.

On March 31, 2014, the Company issued 833,340 shares of common stock at a price per share of $0.60 and issued warrants to purchase 416,670 additional shares of common stock with an exercise price of $1.00 per share for gross proceeds of $500,000.  The Company had received $250,000 of these proceeds during the fourth quarter of 2013 which was recorded as a stock subscription in accrued expenses and other current liabilities as of December 31, 2013.   The warrants are exercisable immediately and have a five year term.  The Company has evaluated these warrants for proper classification based on terms of the warrant agreement and has determined that equity classification is appropriate. The Company estimated the relative fair value of the warrant to be $125,251 using the Black Scholes model, which has been recorded as a component of permanent equity in additional paid in capital.

Boston Therapeutics, Inc.
Notes to Unaudited Condensed Financial Statements
For the Three and Nine Months Ended September 30, 2014 and 2013

3.           STOCKHOLDERS’ EQUITY- continued

Common Stock - continued

During the three months ended June 30, 2014, the Company issued 36,000 shares of its common stock with a fair value of $21,540 in exchange for consulting services rendered during those periods in connection with two separate consulting agreements.

During the three months ended September 30, 2014, the Company issued 54,500 shares of its common stock with a fair value of $21,715 in exchange for consulting services rendered during those periods in connection with seven separate consulting agreements.

In August 2014, the Company issued warrants to purchase 125,000 of common stock with an exercise price of $0.60 to the March 2014 common stock investors in lieu of their registration rights.  The warrants are exercisable immediately and have a five year term.  The Company has evaluated these warrants for proper classification based on terms of the warrant agreement to be $35,836 using the Black Scholes model, which has been recorded as a component of permanent equity in additional paid-in capital.

4.           STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

During the year ended December 31, 2010, the Company adopted a stock option plan entitled “The 2010 Stock Plan” (2010 Plan) under which the Company may grant options to purchase up to 5,000,000 shares of common stock.  On September 7, 2013, the 2010 plan was amended to increase the number of shares of common stock issuable under the 2010 Plan to 7,500,000.  As of September 30, 2014 and December 31, 2013, there were 1,359,650 and 578,400 options outstanding under the 2010 Plan, respectively.

During the year ended December 31, 2011, the Company adopted a non-qualified stock option plan entitled “2011 Non-Qualified Stock Plan” (2011 Plan) under which the Company may grant options to purchase 2,100,000 shares of common stock.  In December 2012, the 2011 Plan was amended to increase the number of shares of common stock issuable under the 2011 Plan to 12,000,000 shares.  During the period ended March 31, 2013, the 2011 Plan was amended to increase the number of shares of common stock issuable under the 2011 Plan to 17,500,000.  As of September 30, 2014 and December 31, 2013, there were 5,367,500 and 5,163,000 options outstanding under the 2011 Plan, respectively.

Under the terms of the stock plans, the Board of Directors shall specify the exercise price and vesting period of each stock option on the grant date. Vesting of the options is typically one to four years and the options typically expire in five to ten years.

In February 2014 the Board of Directors approved a grant of non-qualified stock options to the independent directors of the Company to purchase an aggregate of 279,000 shares of the Company’s common stock. The options were allocated among the directors based on service in, and chairmanship of the Company’s committees and service as lead independent director. The options vest as of December 31, 2014, provided that the directors remain directors on that date and have attended at least 75% of the scheduled meetings of the Board and the committees on which such directors serve during the 2014 calendar year. In addition, during the period ended March 31, 2014, the Company granted incentive stock options to members of management, non-management, and directors of the Company to purchase an aggregate of 800,000 shares of the Company’s common stock at exercises prices ranging from $0.69 to $1.21 per share, of which 450,000 of these options vested immediately. The remaining unvested stock options vest quarterly over a period of one to four years. In addition, the Company granted, to consultants of the Company, non-qualified stock options to purchase up to 140,000 shares of the Company’s common stock at exercise prices ranging from $1.00 to $1.21 per share vesting over a one to two year period.  There were no stock options granted during the three months ended June 30, 2014.

During the three months ended September 30, 2014, the Company granted incentive stock options to new management and non-management employees and directors of the Company to purchase an aggregate of 518,000 shares of the Company’s common stock at exercise prices ranging from $0.37 to $0.50, of which 18,000 of these options vested immediately.  The remaining unvested stock options vest quarterly or annually over a period of three to four years.  In addition, the Company granted to one consultant of the Company, a non-qualified stock option to purchase up to 40,000 shares of the Company’s common stock at an exercise price of $0.37 of which 20,000 of these options vested immediately and the remaining 20,000 options are to vest over a one year period.

Boston Therapeutics, Inc.
Notes to Unaudited Condensed Financial Statements
For the Three and Nine Months Ended September 30, 2014 and 2013

4.          STOCK OPTION PLAN AND STOCK-BASED COMPENSATION - continued

The fair value of stock options granted or revalued for the three and nine months ended September 30, 2014 and 2013 was calculated with the following assumptions:

	2014	2013
Risk-free interest rate	0.5% - 2.3%	0.5% - 1.6%
Expected dividend yield	0%	0%
Volatility factor	85 – 98%	85%
Expected life of option	2.50 to 7 years	3.25 to 6 years

The weighted-average fair value of stock options granted during the nine month periods ended September 30, 2014 and 2013, under the Black-Scholes option pricing model was $0.68 and $0.21 per share, respectively.

The Company recognized $71,710 and $472,820 of stock-based compensation costs in the accompanying statement of operations for the three months ended September 30, 2014 and 2013, respectively. The Company recognized $681,697 and $857,851 of stock-based compensation costs in the accompanying statement of operations for the nine months ended September 30, 2014 and 2013, respectively. As of September 30, 2014, there was approximately $240,000 of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted average period of 2.2 years.

The following table summarizes the Company’s stock option activity during the nine months ended September 30, 2014:

	Shares	Exercise Price per Share	Weighted Average Exercise Price per Share
Outstanding as of December 31, 2013	5,741,400	$0.10-1.85	$0.40
Granted	1,777,000	0.37-1.21	0.94
Exercised	(84,016)	0.10-0.57	0.54
Options forfeited/cancelled	(707,234)	0.57-1.21	0.99
Outstanding as of September 30, 2014	6,727,150	$0.10-1.85	$0.48

During the quarter ended March 31, 2014, the Company received a notice of cashless stock options exercise in which the holder elected to exercise 133,280 common stock options.  The stock options which were exercised had an exercise price of $0.57 per share.  Based upon the Company’s stock price on the date of exercise, as well as the cashless exercise formula, 79,016 shares were issued to the holder during the quarter ended March 31, 2014 with the remaining 54,264 options forfeited.  In addition, the Company also received $500 for stock options exercised.  There were no additional stock option exercises during the nine months ended September 30, 2014.  There were no stock option exercises during the nine months ended September 30, 2013.

Boston Therapeutics, Inc.
Notes to Unaudited Condensed Financial Statements
For the Three and Nine Months Ended September 30, 2014 and 2013

4.          STOCK OPTION PLAN AND STOCK-BASED COMPENSATION - continued

The following table summarizes information about stock options that are vested or expected to vest at September 30, 2014:

Vested or Expected to Vest					Exercisable Options
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Exercise	Remaining	Aggregate	Number	Exercise	Remaining	Aggregate
Exercise	Number of	Price Per	Contractual	Intrinsic	of	Price	Contractual	Intrinsic
Price	Options	Share	Life (Years)	Value	Options	Per Share	Life (Years)	Value
$0.10	1,795,000	$0.10	2.13	$448,750	1,795,000	$0.10	2.13	$448,750
0.37	58,000	0.37	7.92	-	38,000	0.37	8.41	-
0.42	63,000	0.42	6.26	-	63,000	0.42	6.26	-
0.43	100,000	0.43	9.86	-	-	0.43	-	-
0.50	3,710,000	0.50	4.25	-	3,343,333	0.50	3.65	-
0.57	100,000	0.57	0.06	-	100,000	0.57	0.06	-
0.69	100,000	0.69	9.46	-	100,000	0.69	9.46	-
1.00	112,500	1.00	0.13	-	112,500	1.00	0.13	-
1.21	610,250	1.21	8.84	-	243,750	1.21	8.18	-
1.85	78,400	1.85	1.00	-	78,400	1.85	1.00	-
$0.10-1.85	6,727,150	$0.48	4.14	$448,750	5,873,983	$0.43	3.36	$448,750

The weighted-average remaining contractual life for stock options exercisable at September 30, 2014 is 3.36 years. At September 30, 2014, the Company has 12,035,380 and 6,140,350 options available for grant under the 2011 Plan and 2010 Plan, respectively. The intrinsic value for fully vested, exercisable options was $448,570 and $5,061,256 at September 30, 2014 and December 31, 2013, respectively. The aggregate intrinsic value of options exercised during the quarter ended March 31, 2014 was $71,083.  There were no additional options exercised in the nine months ended September 30, 2014.  No actual tax benefit was realized from stock option exercises during these periods.

The following table sets forth the status of the Company’s non-vested stock options as of September 30, 2014:
	Number of Options	Weighted-Average Grant-Date Fair Value
Non-vested as of December 31, 2013	862,135	$0.25
Granted	1,777,000	0.68
Forfeited	(552,970)	0.62
Vested	(1,282,998)	0.51
Non-vested as of September 30, 2014	803,167	$0.56

5.           RELATED PARTY TRANSACTIONS

Through December 31, 2011, Dr. Platt advanced $257,820 to the Company to fund start-up costs and operations. Advances by Dr. Platt carry an interest rate of 6.5% and were due on June 29, 2013. On May 7, 2012, Dr. Platt and the Company's former President entered into promissory notes to advance to the Company an aggregate of $40,000. The notes accrue interest at 6.5% per year and were due June 30, 2013. On August 6, 2012, the outstanding notes of $297,820 were amended to extend the maturity dates to June 29, 2014. On August 2, 2013, the outstanding notes of $297,820 were amended to extend the maturity dates to June 29, 2015.  Effective June 30, 2014, the outstanding notes of $297,820 were amended to extend the maturity dates to June 30, 2016.  As of September 30, 2014 and December 31, 2013, $77,881 and $63,447, respectively, of accrued interest had been included in accrued expenses and other current liabilities on the accompanying balance sheet.

Boston Therapeutics, Inc.
Notes to Unaudited Condensed Financial Statements
For the Three and Nine Months Ended September 30, 2014 and 2013

5.           RELATED PARTY TRANSACTIONS - continued

On June 24, 2011, the Company entered into a definitive Licensing and Manufacturing Agreement (the "Agreement") with Advance Pharmaceutical Company Ltd. ("Advance Pharmaceutical"), a Hong Kong-based privately-held company.  Under terms of the Agreement, the Company manufactures and supplies product in bulk for Advance Pharmaceutical.  Advance Pharmaceutical is responsible for the packaging, marketing and distribution of SUGARDOWN® in China, Hong Kong and Macau.    Advance Pharmaceutical, through a wholly owned subsidiary, has purchased an aggregate 1,799,800 shares of the Company’s common stock in conjunction with the Company’s private placement offerings during the years ended December 31, 2012 and 2011.   The shares were purchased on the same terms as the other participants acquiring shares in the respective offerings.   Conroy Chi-Heng Cheng is a director of Advance Pharmaceutical and joined the Company’s Board of Directors in December 2013.    Revenue generated pursuant to the Agreement for the three and nine month periods ended September 30, 2014 were $119,280 and $181,647, respectively.  Revenue generated for the three and nine month periods ended September 30, 2013 were $215,798 and $236,485, respectively.

On March 14, 2013, the Company issued 500,000 shares of its common stock at a price per share of $0.50 and issued a warrant to purchase 250,000 additional shares with an exercise price of $1.00 per share for gross proceeds of $250,000 to CJY Holdings Limited ("CJY"). The warrant is exercisable immediately and has a five year term. In July 2013 CJY Holdings Limited purchased 6,666,660 shares of the Company’s common stock and warrants to purchase an aggregate of 3,333,320 shares of the Company’s common stock for an aggregate purchase price of $2,000,000 in the private placement conducted by the Company between July 2013 and September 2013.  The warrants are exercisable immediately over a five year term with an exercise price of $0.50 per share.  CJY is an entity that is controlled by Cheng Chi Him, a brother of our Director Conroy Chi-Heng Cheng.

In December 2013, the Board of Directors agreed to indemnify Dr. Platt for legal costs incurred in connection with an arbitration (now concluded) initiated before the American Arbitration Association by Galectin Therapeutics, Inc. (formerly named Pro-Pharmaceuticals, Inc.) for which Dr. Platt previously served as CEO and Chairman.  Galectin sought to rescind or reform the Separation Agreement entered into with Dr. Platt upon his resignation from Galectin to remove a $1.0 million milestone payment which Dr. Platt asserted he was entitled to receive and to be repaid all separation benefits paid to Dr. Platt.  The Company initially capped the amount for which it would indemnify Dr. Platt at $150,000 and Dr. Platt agreed to reimburse the indemnification amounts paid by the Company should he prevail in the arbitration.  The Board decided to indemnify Dr. Platt after considering a number of factors, including the scope of the Company’s existing indemnification obligations to officers and directors and the potential impact of the arbitration on the Company.  On May 27, 2014, the Board agreed to increase the indemnification cap by $50,000 to cover outside expenses associated with the arbitration hearings.  As of December 31, 2013, the Company recorded legal expense associated with this indemnification of $119,401.  The remaining $30,599 was recorded as legal expense during the three months ended March 31, 2014.  The Company recorded an additional $32,697 related to the increased indemnification during the three months ended June 30, 2014. In July 2014, the arbitration was concluded in favor of Dr. Platt.

6.           INTANGIBLE ASSETS

The SUGARDOWN® technology and provisional patents are being amortized on a straight-line basis over their useful lives of 14 years.  Goodwill is not amortized, but is evaluated annually for impairment.

Intangible assets consist of the following at September 30, 2014 and December 31, 2013:

	2014	2013
SUGARDOWN® technology and patent applications	$900,000	$900,000
Less accumulated amortization	(251,786)	(203,571)
Intangible assets, net	$648,214	$696,429

Amortization expense was $16,072 and $48,215 for the three and nine months ended September 30, 2014 and 2013, respectively.

Boston Therapeutics, Inc.
Notes to Unaudited Condensed Financial Statements
For the Three and Nine Months Ended September 30, 2014 and 2013

7.           COMMITMENTS AND CONTINGENCIES

The Company entered into a three year lease agreement for their office lease facility commencing July 1, 2012, with escalating rental payments. On February 21, 2013, the Company amended the lease agreement to extend the lease through March 2018 and increase rental space. The effects of variable rent disbursements have been expensed on a straight-line basis over the life of the lease. The Company recognized rent expense of $14,381 and $10,132 during the three months ended September 30, 2014 and 2013, respectively.  The Company recognized rent expense of $43,143 and $59,372 during the nine months ended September 30, 2014 and 2013, respectively.  As of September 30, 2014 and December 31, 2013, there was $23,583 and $25,381, respectively, of deferred rent included in accrued expenses and other current liabilities in the accompanying balance sheets.

Future minimum lease payments under all non-cancelable operating leases as of September 30, 2014 are as follows:

Fiscal year
2014	$15,153
2015	62,169
2016	64,299
2017	66,519
2018	16,770
$224,910

8.           SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred from September 30, 2014 through November 7, 2014, the date these financial statements were issued, for possible disclosure and recognition in the financial statements and has determined there are no material subsequent events that impact its financial statements or disclosures.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock. These purchasers will purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

Up to 6,521,739 Shares
Common Stock

____________________________

PROSPECTUS
____________________________

             , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

Description	Amount to be Paid

Filing Fee - Securities and Exchange Commission	$386.40
Attorney’s fees and expenses	$40,000.00	*
Accountant’s fees and expenses	$20,000.00	*
Transfer agent’s and registrar fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses	$15,000.00	*
Total	$75,386.40	*
* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation Law also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our bylaws provide that, to the fullest extent permitted by law, we shall indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person, or the person for whom he is the legally representative, is or was a director or officer of ours, against all liabilities, losses, expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of ours or while a director or officer is or was serving at our request as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require us to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against us initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of our certificate of incorporation shall not adversely affect any right or protection of a director or officer of ours with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

Our bylaws provide we shall, to the fullest extent permitted under the laws of the State of Delaware, as amended and supplemented from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such party is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such party or on such party’s behalf in connection with such action, suit or proceeding and any appeal therefrom.

Expenses incurred by such a person in defending a civil or criminal action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us as authorized by relevant sections of the Delaware General Corporation Law. Notwithstanding the foregoing, we shall not be required to advance such expenses to a person who is a party to an action, suit or proceeding brought by us and approved by a majority of our Board of Directors that alleges willful misappropriation of corporate assets by such person, disclosure of confidential information in violation of such person's fiduciary or contractual obligations to us or any other willful and deliberate breach in bad faith of such person's duty to us or our stockholders.

We shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by our Board of Directors.

The indemnification rights provided in our bylaws shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, continue as to such person who has ceased to be a director or officer, and inure to the benefit of the heirs, executors and administrators of such a person.

If the Delaware General Corporation Law is amended to expand further the indemnification permitted to indemnitees, then we shall indemnify such persons to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

We may, to the extent authorized from time to time by our Board of Directors, grant indemnification rights to other employees or agents of ours or other persons serving us and such rights may be equivalent to, or greater or less than, those set forth in our bylaws.

            Our obligation to provide indemnification under our bylaws shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by us or any other person.

To assure indemnification under our bylaws of all directors, officers, employees or agents who are determined by us or otherwise to be or to have been "fiduciaries" of any employee benefit plan of ours that may exist from time to time, Section 145 of the Delaware General Corporation Law shall, for the purposes of our bylaws, be interpreted as follows: an "other enterprise" shall be deemed to include such an employee benefit plan, including without limitation, any plan of ours that is governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time; we shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to us also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; and excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines."

Our bylaws shall be deemed to be a contract between us and each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, at any time while this by-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The indemnification provision of our bylaws does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of ours, or is or was serving at our request as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against liability under the provisions of this section. We currently maintain such insurance.

The right of any person to be indemnified is subject to our right, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at our expense of by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered herewith, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In December 2013, the Board of Directors agreed to indemnify Dr. Platt for legal costs incurred in connection with an arbitration (now concluded) initiated before the American Arbitration Association by Galectin Therapeutics, Inc. (formerly named Pro-Pharmaceuticals, Inc.) for which Dr. Platt previously served as CEO and Chairman.  Galectin sought to rescind or reform the Separation Agreement entered into with Dr. Platt upon his resignation from Galectin to remove a $1.0 million milestone payment which Dr. Platt asserted he was entitled to receive and to be repaid all separation benefits paid to Dr. Platt.  The Company initially capped the amount for which it would indemnify Dr. Platt at $150,000 and Dr. Platt agreed to reimburse the indemnification amounts paid by the Company should he prevail in the arbitration.  The Board decided to indemnify Dr. Platt after considering a number of factors, including the scope of the Company’s existing indemnification obligations to officers and directors and the potential impact of the arbitration on the Company.  On May 27, 2014, the Board agreed to increase the indemnification cap by $50,000 to cover outside expenses associated with the arbitration hearings. The Company recorded a total of $182,697 in costs associated with Dr. Platt’s indemnification, of which $119,401 was recorded in the year ended December 31, 2013 and $63,296 was recorded in the nine months ended September 30, 2014. In July 2014, the arbitration was concluded in favor of Dr. Platt.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On June 21, 2011, we sold 2,035,470 shares for $508,867 in a private placement offering.

During August 2011, an additional 56,000 shares were sold for $14,130 in the private placement.

On November 1, 2011, 80,500 shares were issued to a consultant for marketing services valued at $40,250.

On December 22, 2011, 10,000 shares were issued to a consultant for services rendered valued at $5,000.

On May 7, 2012, we issued 20,000 shares of common stock at a price per share of $1.10 and issued a warrant to purchase an additional 20,000 shares of common stock at $1.15 per share for gross proceeds of $22,000. The warrant is exercisable immediately and has a five year term.

During May 2012, we entered into a consulting agreement under which we were required to pay the consultant a monthly fee consisting of 25,000 shares of common stock beginning May 21, 2012 through May 21, 2013. As of December 31, 2012, we had issued 150,000 shares due under this agreement for services rendered during June through November 2012 with a fair value of $76,500. An accrual in the amount of $14,000 representing the fair value of the 33,333 unissued shares for services rendered in December 2012 was included in the accompanying December 31, 2012 balance sheet. The 33,333 shares were subsequently issued during the year ended December 31, 2013. An additional 12,000 shares were issued in January 2013 for services performed in January 2013. The agreement was terminated in January 2013.

During June 2012, we issued 80,000 shares of our common stock with a fair value of $40,800 in exchange for professional consulting services.

On June 29, 2012, we issued 1,000,000 shares to an affiliate of Advance Pharmaceutical Co., Ltd. (APC) in a private placement for net proceeds of $500,000. APC is licensed to distribute SUGARDOWN® in Hong Kong, China and Macau.

During July 2012, we entered into a consulting agreement under which we were required to pay the consultant a monthly fee consisting of $4,000 paid in cash and 7,500 shares of common stock. We had issued the 22,500 total shares due under this agreement for services rendered during July, August and September 2012 with an aggregate fair value of $11,475. The agreement was terminated as of September 30, 2012.

On November 13, 2012, we issued 1,250,000 shares of our common stock at a price per share of $0.50 and issued a warrant to purchase 625,000 additional shares for $1.00 per share for gross proceeds of $625,000. The warrant associated with the subscription agreement is exercisable immediately and has a five year term.

On March 14, 2013, we issued 500,000 shares of our common stock at a price per share of $0.50 and issued a warrant to purchase 250,000 additional shares for $1.00 per share for gross proceeds of $250,000 to CJY Holdings Limited, a company controlled by Conroy Cheng's brother Cheng Chi Him. The warrant is exercisable immediately and has a five year term.

On April 29, 2013, we issued a warrant to purchase 100,000 of common stock for $1.00 per share in exchange for consulting services rendered. The warrant associated with the consulting agreement is exercisable immediately and has a five year term.

On April 30, 2013, we issued 52,000 shares of our common stock with a fair value of $28,080 in exchange for consulting services rendered during February through April 2013 in connection with two separate consulting agreements.

On June 28, 2013, we issued 40,000 shares of our common stock with a fair value of $14,000 in exchange for consulting services rendered during May and June in connection with two separate consulting agreements.

On July 23, 2013, we conducted an initial closing of our private placement of securities pursuant to a Unit Purchase Agreement, dated as of July 23, 2013, or the purchase agreement, with a certain accredited investor named therein pursuant to which such investor agreed to purchase (i) an aggregate of 6,666,660 shares of our common stock and (ii) warrants to purchase an aggregate of 3,333,320 shares of common stock at an exercise price of $0.50 per share for an aggregate purchase price of $2,000,000.  As required by the purchase agreement, at the closing, we entered into a registration rights agreement pursuant to which we were required to register with the SEC such shares and the shares of common stock underlying the warrants.

On August 6, 2013 and August 30, 2013,  we conducted additional closings of our private placement of securities pursuant to the purchase agreement with certain accredited investors named therein, pursuant to which: (A) the investors at the August 6, 2013 closing agreed to purchase (i) an aggregate of 2,828,226 shares, or the second closing shares, of our common stock and (ii) warrants to purchase an aggregate of 1,414,113 shares of common stock at an exercise price of $0.50 per share, or the second closing warrants, for an aggregate purchase price of $848,465 and (B) the investors at the August 30, 2013 closing agreed to purchase (i) an aggregate of 2,260,449 shares, or the third closing shares and together with the second closing shares, the shares, of common stock, and (ii) warrants to purchase an aggregate of 1,130,223 shares of common stock at an exercise price of $0.50 per share, or the third closing warrants and together with the second closing warrants, the warrants, for an aggregate purchase price of $678,133.  As required by the purchase agreement, at the closings, the investors also became parties to the registration rights agreement, dated as of July 23, 2013, or the registration rights agreement, pursuant to which we were required to register with the SEC such shares and the shares of common stock underlying the warrants.

On September 30, 2013, we conducted the final closing of our private placement of securities pursuant to the purchase agreement, pursuant to which: the investors at the final closing agreed to purchase (i) an aggregate of 5,903,672 shares of common stock at $0.30 per share and (ii) warrants to purchase an aggregate of 2,951,828 shares of common stock at an exercise price of $0.50 per share.  As required by the purchase agreement, at the closings, the investors also became parties to the registration rights agreement. We received $1,771,100 in gross proceeds from the sale of securities under the purchase agreement at the final closing, bringing the total gross proceeds received by us in the offering to $5,297,698. As required by the purchase agreement, at the closings, the investors also became parties to the registration rights agreement, dated as of July 23, 2013, or the registration rights agreement, pursuant to which we were required to register with the SEC such shares and the shares of common stock underlying the warrants.

In connection with the four closings of the private placement from July 23, 2013 through September 30, 2013, we issued, to the placement agent for the private placement, warrants to purchase the following respective numbers of shares of common stock at an exercise price of $0.30 per share:  300,000, 424,234, 339,068, and 745,547.

During September 2013, we issued 52,000 shares of common stock with a fair value of $22,920 in exchange for consulting services rendered during July through September 2013 in connection with two separate consulting agreements.

During October 2013, we conducted an additional closing of our private placement of securities to related parties and affiliates resulting in the purchase of 153,334 shares of our common stock and warrants to purchase 76,666 additional shares of common stock at an exercise price of $0.50 per share for total gross proceeds of $46,000. The warrant associated with the subscription agreement is exercisable immediately and has a five year term. We estimated the relative fair value of the warrants as $13,411 using the Black Scholes model which has been recorded as a component of permanent equity in additional paid in capital.

During October 2013, we issued 43,860 shares of our common stock with a fair value of $61,404 in exchange for consulting services rendered during August through October 2013 in connection with a consulting agreement.

During October 2013, we entered into a consulting agreement under which it is required to pay the consultant a monthly fee consisting of $10,000 paid in cash and a warrant to purchase 265,000 shares of common stock at an exercise price of $0.50 per share.  The warrant associated with the consulting agreement is exercisable immediately and has a five year term.  We estimated the fair value of the warrant at $263,036 using the Black Scholes model which has been recorded as a component of permanent equity in additional paid in capital.

On November 18, 2013, we issued 22,000 shares of our common stock with a fair value of $32,120 in exchange for consulting services rendered during November 2013 in connection with a consulting agreement.

During December 2013, we issued 35,316 shares of our common stock with a fair value of $49,292 in exchange for consulting services rendered during September through December 2013 in connection with two separate consulting agreements.

During the period ended March 31, 2014, we issued 99,000 shares of our common stock with a fair value of $74,160 in exchange for consulting services rendered during those periods in connection with three separate consulting agreements.

On March 31, 2014, we issued 833,340 shares of common stock at a price per share of $0.60 and issued warrants to purchase 416,670 additional shares of common stock with an exercise price of $1.00 per share for gross proceeds of $500,000.  We had received $250,000 of these proceeds during the fourth quarter of 2013 which was recorded as a stock subscription in accrued expenses as of December 31, 2013.  The warrants are exercisable immediately and have a five year term.

During the three months ended June 30, 2014, we issued 36,000 shares of our common stock with a fair value of $21,540 in exchange for consulting services rendered during those periods in connection with two separate consulting agreements.

In July 2014, the Company issued 6,000 shares of its common stock with a fair value of $3,120 in exchange for consulting services rendered during June 2014 and July 2014 in connection with one consulting agreement.  The expense for the June services was included in accrued expenses and other current liabilities in the Company’s financial statements for the period ending June 30, 2014.

In August 2014, the Company issued warrants to purchase 125,000 of common stock with an exercise price of $0.60 to the March 2014 common stock investors in lieu of their registration rights.  The warrants are exercisable immediately and have a five year term.

During the three months ended September 30, 2014, the Company issued 48,500 shares of its common stock with a fair value of $18,595 in exchange for consulting services rendered during those periods in connection with seven separate consulting agreements.

 During the three months ended December 31, 2014, the Company issued 43,500 shares of its common stock with a fair value of $13,575 in exchange for consulting services rendered during those periods in connection with three separate consulting agreements.

 In January 2015, the Company issued 43,992 shares of common stock resulting from the cashless exercise of 92,000 placement agent warrants with an exercise price of $0.30.

Except as expressly stated herein, each of the preceding sales and issuances was made in reliance from registration provided by Section 4(a)(2) of the Securities Act for transactions not involving a public offering, except for the sale to Advance Pharmaceutical, which was made in reliance on the exemption from registration provided by Regulation S promulgated under the Securities Act for transactions deemed to occur outside of the United States.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
3.1
Certificate of Incorporation, as amended (filed as Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-192344) filed with the SEC on November 14, 2013 and incorporated herein by reference)

3.2	Bylaws (filed as Exhibit 3.2 to the Company’s Registration Statement on Form S-1 (File No. 333-164785) filed with the SEC on February 8, 2010 and incorporated herein by reference)
3.3	Certificate of Merger (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 18, 2010 and incorporated herein by reference)
4.1	Form of Investor Warrant (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2013 and incorporated herein by reference
5.1*	Opinion of Ellenoff Grossman & Schole LLP
10.1
Technology Assignment Agreement dated as of August 24, 2009 by and between the Company and David Platt (filed as Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-164785) filed with the SEC on June 24, 2010 and incorporated herein by reference)

10.2
Amended and Restated Boston Therapeutics, Inc. 2010 Stock Plan (filed as Exhibit 10.1 to Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2013 and incorporated herein by reference)

10.3
Promissory Note dated as of February 9, 2010 issued by the Company to David Platt (filed as Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-164785) filed with the SEC on June 24, 2010 and incorporated herein by reference)

10.4
Agreement and Plan of Merger dated November 10, 2010 by and among Avanyx Therapeutics, Inc. and Boston Therapeutics, Inc. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 18, 2010 and incorporated herein by reference)

10.6
Form of Subscription Agreement dated June 21, 2011, among Boston Therapeutics, Inc. and the Investors named therein (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 22, 2011 and incorporated herein by reference)

10.7
License and Manufacturing Agreement between Boston Therapeutics, Inc. and Advance Pharmaceutical Company Limited effective as of June 24, 2011 (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 15, 2011 and incorporated herein by reference)

10.8
Employment Agreement between Boston Therapeutics, Inc. and Ken Tassey dated as of August 11, 2011 (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 15, 2011 and incorporated herein by reference)

10.9
Amended and Restated Boston Therapeutics, Inc. 2011 Non-Qualified Stock Plan (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-185355) filed with the SEC on December 7, 2012 and incorporated herein by reference)

10.10
Unit Purchase Agreement between Boston Therapeutics, Inc. and the investors named therein dated as of July 23, 2013, as amended (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2013 and incorporated herein by reference)

10.11
Unit Purchase Agreement between Boston Therapeutics, Inc. and the investors named therein dated as of July 23, 2013, as amended (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2013 and incorporated herein by reference)

10.12
Separation Agreement and General Release between Boston Therapeutics, Inc. and Kenneth A. Tassey, Jr., effective June 30, 2014 (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2014 and incorporated herein by reference)

10.13
Marketing Agreement, dated as of May 14, 2014, by and between Boston Therapeutics, Inc. and Benchworks SD LLC (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2014 and incorporated herein by reference)

23.1*	Consent of McGladrey LLP
23.2*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)
24*	Power of Attorney (included on signature page of this Registration Statement)
*  Filed herewith

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

a.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

b.
To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and rise represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

c.
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material changes to such information in the Registration Statement.

2.
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
4.
For determining liability of the undersigned issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned issuer undertakes that in a primary offering of securities of the undersigned issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned issuer relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned issuer or used or referred to by the undersigned issuer;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned issuer or its securities provided by or on behalf of the undersigned issuer; and

iv.	Any other communication that is an offer in the offering made by the undersigned issuer to the purchaser.

5.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

6.
For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

7.
For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

8.	That, for the purpose of determining liability under the Securities Act to any purchaser:

a.	If the issuer is relying on Rule 430B:

1.
Each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

2.
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

b.	If the issuer is subject to Rule 430C:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manchester, State of New Hampshire, on February 9, 2015.

BOSTON THERAPEUTICS, INC.

/s/ David Platt
Name: David Platt
Title: Chief Executive Officer and Chairman (Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Platt and Anthony D. Squeglia, and each of them, as true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution and for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, as well as any new registration statement filed to register additional securities pursuant to Rule 462(b) under the Securities Act, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Platt	Chief Executive Officer and Chairman	February 9, 2015
David Platt	(Principal Executive Officer)

*	Chief Financial Officer	February 9, 2015
Anthony D. Squeglia	(Principal Financial and Accounting Officer)

*	Director	February 9, 2015
Dale H. Conaway

*	Director	February 9, 2015
Rom E. Eliaz

*	Director	February 9, 2015
Henry J. Esber

*	Director	February 9, 2015
S. Colin Neill

*	Director	February 9, 2015
Conroy Chi-Heng Cheng

*	Director	February 9, 2015
Jan Brinkman

*	Director	February 9, 2015
Alan M. Hoberman

* By /s/ David Platt
    David Platt
    Attorney-in-fact